EXECUTION COPY

$425,000,000

CREDIT AGREEMENT

dated as of March 23, 2006

among

ANGIOTECH PHARMACEUTICALS, INC.,

ANGIOTECH PHARMACEUTICALS (US), INC.,

as Borrowers,

THE SUBSIDIARY GUARANTORS PARTY HERETO,

as Guarantors

THE LENDERS PARTY HERETO

and

CREDIT SUISSE,

as Administrative Agent and

Collateral Agent

______________________________

CREDIT SUISSE SECURITIES (USA) LLC,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,

as Joint Bookrunners and Joint Lead Arrangers

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,

as Syndication Agent

BMO NESBITT BURNS,

LASALLE BANK NATIONAL ASSOCIATION,

as Co-Documentation Agents

TABLE OF CONTENTS

PAGE

ARTICLE I.

Definitions

SECTION 1.01.	Defined Terms	1
SECTION 1.02.	Terms Generally	32
SECTION 1.03.	Classification of Loans and Borrowings	33
SECTION 1.04.	Pro Forma Calculations	33

ARTICLE II.

The Credits

ARTICLE III.

Representations and Warranties

SECTION 3.01.	Organization; Powers	59

- i -

ARTICLE IV.

Conditions of Lending

SECTION 4.01.	All Credit Events	69
SECTION 4.02.	First Credit Event	70

ARTICLE V.

Affirmative Covenants

- ii -

SECTION 5.11.	Additional Collateral, etc	80
SECTION 5.12.	Maintenance of Ratings	82
SECTION 5.13.	Certain Collateral Requirements.	82
SECTION 5.14.	Further Assurances	83

ARTICLE VI.

Negative Covenants

ARTICLE VII.

Events of Default

ARTICLE VIII.

The Agents and the Arrangers

ARTICLE IX.

Miscellaneous

- iii -

ARTICLE X.

Facilities Guaranty

Exhibits and Schedules

Exhibit A	Form of Administrative Questionnaire
Exhibit B-1	Form of Subordinated Primary Intercompany Note
Exhibit B-2	Form of Subordinated Intercompany Note
Exhibit C	Form of Assignment Agreement
Exhibit D	Form of Borrowing Request
Exhibit E-1	Form of Canadian Security Agreement
Exhibit E-2	Form of U.S. Security Agreement
Exhibit E-3	Form of Hungarian Pledge Agreement
Exhibit F	Form of Lender Addendum
Exhibit G	Form of Mortgage (Owned Real Property)
Exhibit H-1	Form of Canadian Perfection Certificate

- iv -

Exhibit H-2	Form of U.S. Perfection Certificate
Exhibit I	Form of Revolving Note
Exhibit J	Form of Term Note
Exhibit K	Form of Exemption Certificate
Exhibit M	Form of Joinder Agreement
Exhibit N	Form of Reinvestment Notice
Exhibit O	Form of Financial Compliance Certificate
Exhibit P	Form of Compliance and Solvency Certificate

Schedule 1.01(a)	Mortgaged Properties
Schedule 2.01	Commitments
Schedule 3.07(a)	Real Property
Schedule 3.07(b)	Intellectual Property
Schedule 3.08	Subsidiaries
Schedule 3.09	Litigation and Compliance with Laws
Schedule 3.14	Taxes
Schedule 3.16(b)	Canadian Benefit and Pension Plans
Schedule 3.18	Insurance
Schedule 3.19(a)	PPSA Filing Offices
Schedule 3.19(b)	UCC Filing Offices
Schedule 3.19(d)	Filing Offices with respect to Canadian Intellectual Property
Schedule 3.19(e)	Filing Offices with respect to U.S. Intellectual Property
Schedule 3.19(f)	Mortgage Filing Offices
Schedule 3.22	Acquisition Documents
Schedule 4.02	Indebtedness
Schedule 5.10(a)	Subsidiary Guarantors
Schedule 6.01(a)	Existing Indebtedness
Schedule 6.02(a)	Existing Liens
Schedule 6.04(a)	Existing Investments

- v -

CREDIT AGREEMENT dated as of March 23, 2006 (this “Agreement”), among ANGIOTECH PHARMACEUTICALS, INC., a corporation organized under the Business Corporations Act (British Columbia) (the “Term Borrower”), ANGIOTECH PHARMACEUTICALS (US), INC., a Washington corporation (the “Revolving Borrower,” and together with the Term Borrower, the “Borrowers” and each a “Borrower”), the SUBSIDIARY GUARANTORS party hereto (such term and each other term used but not defined herein have the meaning given to it in Article I), the LENDERS from time to time party hereto, CREDIT SUISSE, as administrative agent (in such capacity, the “Administrative Agent”) and as collateral agent (in such capacity, the “Collateral Agent”), CREDIT SUISSE SECURITIES (USA) LLC and MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, as Joint Bookrunners and Joint Lead Arrangers (in such capacity, the “Arrangers” and each an “Arranger”), MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, as syndication agent (in such capacity, the “Syndication Agent”), and BMO NESBITT BURNS AND LASALLE BANK NATIONAL ASSOCATION, as co-documentation agents (the “Documentation Agents” and each a “Documentation Agent”).

The parties hereto agree as follows:

ARTICLE I.

Definitions

SECTION 1.01.  Defined Terms.

  As used in this Agreement, the following terms shall have the meanings specified below:

“ABR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Acquired Entity” shall have the meaning assigned to such term in the definition of “Permitted Acquisition.”

“Acquisition” shall mean the acquisition by the Revolving Borrower pursuant to the Purchase Agreement of all the Equity Interests in AMIH from the Sellers for an aggregate amount of up to $785,000,000 in cash, subject to adjustments calculated in accordance with the Purchase Agreement (the “Acquisition Consideration”).

“Acquisition Consideration” shall have the meaning assigned to such term in the definition of “Acquisition”.

“Acquisition Documents” shall mean shall mean, collectively, the Purchase Agreement, all other agreements to be entered into in connection with the Acquisition and all schedules, exhibits, annexes and amendments thereto and all side letters and agreements affecting the terms thereof or entered into in connection therewith.

“Acquisition Transactions” shall mean, collectively, (a) the Acquisition, including the payment of the Acquisition Consideration and the other transactions contemplated by the Acquisition Documents, (b) the funds transfers provided for in the Funding Agreement, (c) the

Primary Intercompany Loan, (d) the execution, delivery and performance by each Transaction Party of each Loan Document to which it is a party and, in the case of the Borrowers, the making of the initial Borrowings hereunder and, to the extent requested, the initial issuance of Letters of Credit hereunder, (e) the execution, delivery and performance by the Term Borrower of the Subordinated Note Documents to which it is a party, (f) the issuance by the Term Borrower of the Subordinated Notes and the use of proceeds thereof, (g) the repayment of existing Indebtedness of AMIH and its Subsidiaries, (h) the confirmation of any other transactions in connection with the foregoing, and (i) the payment of fees and expenses incurred in connection with the foregoing.

“Additional Term Loan Increase” shall have the meaning set forth in Section 2.01(b).

“Adjusted LIBO Rate” shall mean, with respect to any Eurodollar Borrowing for any Interest Period, an interest rate per annum equal to the product of (a) the LIBO Rate in effect for such Interest Period and (b) Statutory Reserves.

“Administrative Agent” shall have the meaning assigned to such term in the preamble.

“Administrative Agent Fees” shall have the meaning assigned to such term in Section 2.05(b).

“Administrative Questionnaire” shall mean an Administrative Questionnaire in the form of Exhibit A, or such other form as may be supplied from time to time by the Administrative Agent.

“Affiliate” shall mean, when used with respect to a specified person, another person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the person specified.

“Affiliate Subordination Agreement” shall mean the Affiliate Subordination Agreement dated as of March 23, 2006 among certain of the Angiotech Parties and the Collateral Agent pursuant to which certain existing intercompany obligations of the Angiotech Parties are subordinated to the obligations under the Credit Agreement.

“Agents” shall have the meaning assigned to such term in Article VIII.

“Aggregate Revolving Credit Exposure” shall mean the aggregate amount of the Lenders’ Revolving Credit Exposures.

“Agreement” shall have the meaning assigned to such term in the preamble.

“ALTA” shall mean the American Land Title Association.

“Alternate Base Rate” shall mean, for any day, a rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to the greater of (a) the Prime Rate in effect on such day and (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%.  Any change in the Alternate Base Rate due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective as of the opening of business on the effective date of such change in the Prime Rate or the Federal Funds Effective Rate, respectively.

“AMIH” shall mean American Medical Instruments Holdings, Inc., a Delaware corporation and a Subsidiary Guarantor hereunder.

“Angiotech Parties” shall mean the Term Borrower and its Subsidiaries, and “Angiotech Party” shall mean any of the Angiotech Parties.

“Applicable Percentage” shall have the meaning assigned to such term in Section 10.10.

“Applicable Rate” shall mean, (a) for each Eurodollar Term Loan, 1.50%, and for each ABR Term Loan, 0.50%, provided that from and after the date on which the Term Borrower provides a certificate pursuant to Section 5.01(d)(ii)(B) showing that the Leverage Ratio has fallen below 3.00 to 1.00, the Applicable Rate for each Eurodollar Term Loan shall be 1.25% for each Eurodollar Term Loan and 0.25% for each ABR Term Loan; and (b) for each Revolving Loan and the Commitment Fee, for any day, the rate per annum set forth under the relevant column heading below based upon the Leverage Ratio as of the relevant date of determination:

Leverage Ratio	Eurodollar Revolving Loans and Swingline Loans	ABR Revolving Loans and Swingline Loans	Commitment Fee Rate

Category 1 – greater than 4.25x	2.00%	1.00%	0.50%
Category 2 – greater than 3.25x, but less than or equal to 4.25x	1.75%	0.75%	0.50%
Category 3 – greater than 2.25x, but less than or equal to 3.25x	1.50%	0.50%	0.50%
Category 4 – greater than 1.25x, but less than or equal to 2.25x	1.25%	0.25%	0.375%
Category 5 – less than or equal to 1.25x	1.00%	0.00%	0.375%

Each change in the Applicable Rate resulting from a change in the Leverage Ratio shall be effective, with respect to all Revolving Loans, Commitments and Letters of Credit outstanding, upon delivery to the Administrative Agent of the financial statements and certificates required by Section 5.01(a) or (b) and Section 5.01(d), respectively, indicating such change until the date immediately preceding the next date of delivery of such financial statements and certificates indicating another such change.  Notwithstanding the foregoing, until the Term Borrower shall have delivered the financial statements and certificates required by Section 5.01(b) and Section 5.01(d), respectively, for the period ended on September 30, 2006, the Leverage Ratio shall be deemed to be in Category 2 for purposes of determining the Applicable Rate.  In addition, the Leverage Ratio shall be deemed to be in Category 1 for purposes of determining the Applicable Rate (i) for so long as such failure to deliver such applicable financial statements and certificates shall continue and (ii) at any time during which an Event of Default has occurred and is continuing.

“Arranger” shall have the meaning assigned to such term in the preamble.

“Asset Sale” shall mean the sale, lease (as lessor), sale and leaseback (as seller-lessee), assignment (other than for security purposes), conveyance, transfer, issuance or other disposition (any of the foregoing, a “Disposition”) of (a) any Equity Interests of any of the Subsidiaries (other than directors’ qualifying shares) by any Restricted Party to any other Person (except for issuances of Equity Interests by such Restricted Party to its sole shareholder) or (b) any other assets of any Restricted Party, including Equity Interests of any person that is not a Subsidiary, provided that none of the following shall constitute an “Asset Sale” hereunder: (i) Dispositions of inventory, obsolete, surplus or worn out assets, assets that are no longer useful or used in the business of such Restricted Party or scrap, in each case Disposed of in the ordinary course of business or by operations or divisions discontinued or to be discontinued, (ii) Dispositions of Permitted Investments, (iii) Disposition of AMIH’s premises at: 2500 Faber Place, Palo Alto, California; 8 Ledgewood Boulevard, Dartmouth, Massachussets; and 1113 1st Avenue, Gibbon, Minnesota, (iv) Dispositions by any Restricted Party, in each case without recourse and in the ordinary course of business, of overdue accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof consistent with customary industry practice (and not as part of any bulk sale or financing transaction), (v) the licensing of intellectual property in the ordinary course of business, (vi) the settlement, release or surrender of tort or other litigation claims, (vii) Permitted Acquisitions or other Investments by any Restricted Party that are expressly permitted by Section 6.04 and that do not involve a Disposition of any assets of a Restricted Party to any person other than another Restricted Party), and (viii) any other Disposition or series of related Dispositions described in clause (b) above having a value not in excess of $2,500,000.

“Assignment Agreement” shall mean an assignment and assumption entered into by a Lender and an assignee (with the consent of any person whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit C or such other form as shall be approved by the Administrative Agent.

“Banking Services” shall mean each and any of the following bank services provided to any Transaction Party by any Lender or any of its Affiliates:  (a) commercial credit cards, (b) stored value cards and (c) treasury management services (including controlled disbursement, currency, automated clearinghouse transactions, return items, overdrafts and interstate depository network services).

“Banking Services Obligations” of the Transaction Parties shall mean any and all obligations of the Transaction Parties, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Specified Banking Services Agreements, provided that (i) such obligations shall be guaranteed by the Facilities Guaranty and secured by the Security Documents only to the extent of $2,500,000 at any one time outstanding and to the extent that, and for so long as other Obligations are so guaranteed and secured, (ii) any release of Guarantors or Collateral effected pursuant to this Agreement or any other Loan Documents shall not require the consent of providers of Banking Services, and (iii) the Lender (or the Affiliate of the Lender) providing such Banking Services has agreed (in such capacity) to be bound by the provisions of Article VIII as if it were a Lender.

“Benefit Plan” shall mean any employee pension benefit plan (as defined in Section 3(3) of ERISA) other than a Multiemployer Plan, subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 307 of ERISA, and in respect of which a U.S. Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA or which is sponsored or maintained by a U.S. Party or any ERISA Affiliate or to which a U.S. Party or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five plan years.

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States of America.

“Borrowers” shall have the meaning assigned to such term in the preamble.

“Borrowing” shall mean (a) Loans of the same Class and Type made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect, or (b) a Swingline Loan.

“Borrowing Request” shall mean a request by the applicable Borrower in accordance with the terms of Section 2.03 and substantially in the form of Exhibit D, or such other form as shall be approved by the Administrative Agent.

“Breakage Event” shall have the meaning assigned to such term in Section 2.16.

“Business Day” shall mean any day other than a Saturday, Sunday or day on which commercial banks in New York City are authorized or required by law to close; provided, however, that (a) when used in connection with a Eurodollar Loan (including with respect to all notices and determinations in connection therewith and any payments of principal, interest or other amounts thereon), the term “Business Day” shall also exclude any day on which banks are not open for dealings in Dollar deposits in the London interbank market, and (b) when used in connection with a Loan made to the Term Borrower, the term “Business Day” shall also exclude any day on which banks are not open for dealings in deposits in Vancouver.

“Canadian Benefit Plans” shall mean all employee benefit plans maintained or contributed to by the Borrowers or any Subsidiary, including all profit sharing, savings, post-retirement, supplemental retirement, retiring allowance, severance, pension, deferred compensation, welfare, bonus, incentive compensation, phantom stock, legal services, supplementary unemployment benefit plans or arrangements and all life, health, dental and disability plans and arrangements in which the employees or former employees of the Borrowers or any Subsidiary employed in Canada participate or are eligible to participate that are not Canadian Pension Plans.

“Canadian Multi-Employer Plan” shall mean a multi-employer plan within the meaning of the Regulations under the Canadian Tax Act and applicable pension standards legislation in Canada.

 “Canadian Pension Plan” shall mean any “registered pension plan” as defined in the Canadian Tax Act established or maintained by either Borrower or any of their Subsidiaries for their employees or former employees employed in Canada and for greater certainty does not include a Canadian Multi-Employer Plan.

 “Canadian Security Agreement” shall mean the Canadian Security Agreement in the form of Exhibit E-1, to be executed and delivered by the Term Borrower and the Canadian Subsidiaries.

“Canadian Subsidiaries” shall mean any Subsidiary that is organized under the laws of Canada or any territory or province thereof.

“Canadian Tax Act” shall mean the Income Tax Act (Canada) or any successor law purported to cover the same subject matter, as amended from time to time.

“Capital Expenditures” shall mean, for any period, with respect to any person, (a) the additions to property, plant and equipment and other capital expenditures of such person and its consolidated subsidiaries that are set forth in a consolidated statement of cash flows of such person for such period prepared in accordance with GAAP and (b) Capital Lease Obligations incurred by such person and its consolidated subsidiaries during such period, but excluding in each case any such expenditure made (i) in accordance with the terms of this Agreement to restore, replace or rebuild property to the condition of such property immediately prior to any damage, loss, destruction or condemnation of such property, to the extent such expenditure is made with insurance proceeds, condemnation awards or damage recovery proceeds relating to any such damage, loss, destruction or condemnation, and (ii) with the proceeds from the sale or other disposition or trade-in or exchange of assets to the extent utilized to purchase functionally equivalent assets.

“Capital Lease Obligations” of any person shall mean the obligations of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are accounted for as capital leases on a balance sheet of such person under GAAP, and the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

“Change in Control” shall mean (a) if any “person” or “group” (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934 as in effect on the date hereof) shall own directly or indirectly, beneficially or of record, Equity Interests representing more than 50% of either the aggregate ordinary voting power or the aggregate equity value represented by the issued and outstanding Equity Interests in the Term Borrower; (b) if a majority of the seats (other than vacant seats) on the board of directors of the Term Borrower shall at any time be occupied by persons who are not Continuing Directors; (c) if the Term Borrower shall at any time fail to own directly or indirectly, beneficially and of record, 100% of each class of issued and outstanding Equity Interests in each of the other Transaction Parties free and clear of all Liens (other than Liens expressly permitted by clauses (b) and (d) of Section 6.02); or (d) if any change of control (or similar event, however denominated) shall occur under the Subordinated Note Documents.

“Change in Law” shall mean (a) the adoption of any law, rule or regulation, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority or (c) compliance by any Lender or the Issuing Bank (or, for purposes of Section 2.14, by any lending office of such Lender or by such Lender’s or Issuing Bank’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority in each of (a), (b) or (c) first made effective and applicable to a Lender after the Closing Date, or in the case of a Lender that becomes a party to this Agreement after the Closing Date, after the date such Lender becomes a party hereto.

“Charges” shall have the meaning assigned to such term in Section 9.09.

“Class”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Revolving Loans, Term Loans or Swingline Loans and, when used in reference to any Commitment, refers to whether such Commitment is a Revolving Credit Commitment, Term Loan Commitment or Swingline Commitment.

“Closing Date” shall mean the date of the first Credit Event.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” shall mean all property and assets of the Transaction Parties, now owned or hereafter acquired, upon which a Lien is purported to be created by any Security Document.

“Collateral Access Agreement” shall have the meaning assigned to such term in the Security Agreements.

“Collateral Agent” shall have the meaning assigned to such term in the preamble; provided that for the avoidance of doubt, the term Collateral Agent shall include Credit Suisse acting in its capacity as trustee for and on behalf of the Secured Parties under, and in accordance with, the terms of the U.K. Share Charge.

“Commitment” shall mean, with respect to any Lender, such Lender’s Revolving Credit Commitment, Term Loan Commitment, Swingline Commitment or commitment in respect of an Additional Term Loan Increase pursuant to Section 2.01(b), or any combination thereof (as the context requires).

“Commitment Fee” shall have the meaning assigned to such term in Section 2.05(a).

“Confidential Information Memorandum” shall mean the Confidential Information Memorandum of the Term Borrower dated March 2006.

“Consolidated EBITDA” shall mean, for any period, Consolidated Net Income for such period plus (a) without duplication and to the extent deducted in determining such Consolidated Net Income, the sum of (i) Consolidated Interest Expense for such period, (ii) consolidated income tax expense for such period, (iii) all amounts attributable to depreciation and amortization for such period (excluding any amortization expense attributable to a prepaid cash item that was paid in a prior period), (iv) any non-cash charges including write-offs or write-downs of investments or in-process research and development costs (but not including write-downs of accounts receivable or inventory held for sale or non-cash charges in respect of an item to the extent that it was included in Consolidated Net Income in a prior period) for such period, (v) any extraordinary, unusual or non-recurring non-cash charges for such period for severance, restructuring costs or goodwill impairment or cash severance payments not to exceed $3,000,000 in the aggregate, in each case related to the Acquisition Transactions and incurred prior to the second anniversary of the Closing Date, (vi) any extraordinary, unusual or non-recurring non-cash charges for such period for severance, restructuring costs, goodwill impairment or other costs related to Permitted Acquisitions, subject to the reasonable approval of the Administrative Agent, (vii) fees and expenses incurred during such period in connection with the Acquisition Transactions in an aggregate amount not to exceed $28,000,000, (viii) non-cash expenses resulting from the grant of stock options or other equity related incentives to any current or former director, officer or employee of a Restricted Party incurred for such period, and (ix) litigation fees and expenses incurred during such period in an aggregate amount not to exceed $15,000,000 in any period of four fiscal quarters, and minus (b) without duplication, to the extent included in the statement of such Consolidated Net Income for such period, (i) all cash payments made during such period on account of reserves, restructuring charges and other non-cash charges added to Consolidated Net Income pursuant to clause (a)(iv), (v) and (vi) above in a previous period, (ii) all non-cash items that have the effect of increasing income, all determined on a consolidated basis in accordance with GAAP, (iii) any non-cash gains for such period that represent the reversal of any accrual in a prior period for, or the reversal of any cash reserves established in a prior period for, anticipated cash charges, (iv) non-cash exchange, translation or performance gains relating to any foreign currency hedging or commodities hedging transactions (net of any non-cash losses relating to foreign exchange or commodities hedging transactions), (v) any gain during such period from discontinued operations of any Transaction Party (net of all non-cash losses from such discontinued operations), and (vi) any gain resulting from the disposition of any asset of a Transaction Party not in the ordinary course of business, all determined on a consolidated basis in accordance with GAAP; provided that for purposes of calculating Consolidated EBITDA (other than for purposes of the determination of Excess Cash Flow) for any period (A) the Consolidated EBITDA of any Acquired Entity (excluding any Unrestricted Subsidiary) acquired by the Term Borrower or any other Transaction Party pursuant to a Permitted Acquisition during such period shall be included on a pro forma basis for such period (assuming the consummation of such acquisition and the incurrence or assumption of any Indebtedness in connection therewith occurred as of the first day of such period) and (B) the Consolidated EBITDA of any person or line of business Disposed of by the Term Borrower or any other Transaction Party during such period shall be excluded for such period (assuming the consummation of such sale or other disposition and the repayment of any Indebtedness in connection therewith occurred as of the first day of such period).  Notwithstanding the foregoing, it is agreed that Consolidated EBITDA for the fiscal quarter ending on or about June 30, 2005 shall be deemed to be $45,000,000, Consolidated EBITDA for the fiscal quarter ending on or about September 30, 2005 shall be deemed to be $40,900,000 and Consolidated EBITDA for the fiscal quarter ending on or about December 31, 2005 shall be deemed to be $34,500,000.

 “Consolidated Interest Expense” shall mean, for any period, the cash interest expense (including imputed interest expense in respect of Capital Lease Obligations and Synthetic Lease Obligations) of the Restricted Parties for such period (including all commissions, discounts and other fees and charges owed by the Restricted Parties with respect to letters of credit and bankers’ acceptance financing), in each case determined on a consolidated basis in accordance with GAAP.  For purposes of the foregoing, interest expense shall be determined after giving effect to any net payments made or received by a Restricted Party with respect to interest rate Hedging Agreements.  Notwithstanding the foregoing, it is agreed that Consolidated Interest Expense for (i) the four-quarter period ending on June 30, 2006 shall be equal to four times the Consolidated Interest Expense for the quarterly period ending on such date, (ii) for the four-quarter period ending on September 30, 2006 shall be equal to two times the Consolidated Interest Expense for the two-quarter period ending on such date; and (iii) for the four-quarter period ending on December 31, 2006 shall be equal to 4/3 times the Consolidated Interest Expense for the three-quarter period ending on such date.

“Consolidated Net Income” shall mean, for any period, the net income or loss of the Restricted Parties for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions (including a distribution in respect of intercompany Indebtedness) by such Subsidiary of that income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, statute, rule or governmental regulation applicable to such Subsidiary, (b) the income or loss of any person accrued prior to the date it becomes a Subsidiary or is merged or amalgamated into or consolidated with the Term Borrower or any Subsidiary or the date that such person’s assets are acquired by the Term Borrower or any Subsidiary, (c) the income of any person (other than a Subsidiary) in which any other person (other than a Restricted Party or any director holding qualifying shares in accordance with applicable law) has an interest, except to the extent of the amount of dividends or other distributions actually paid to a Restricted Party by such person during such period, and (d) any extraordinary gains or losses.

“Continuing Directors” shall mean, at any time of determination, any member of the board of directors of the Term Borrower who (a) was a member of such board of directors on the Closing Date, after giving effect to the Acquisition, or (b) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlling” and “Controlled” shall have meanings correlative thereto.

“Credit Event” shall have the meaning assigned to such term in Section 4.01.

“Current Assets” shall mean, at any time, the consolidated current assets (other than cash and Permitted Investments) of the Restricted Parties, but excluding, without duplication, (a) deferred financing charges, (b) deferred income tax assets, (c) income tax receivables and (d) any other Current Assets for which a separate deduction was made in the related determination of Consolidated EBITDA.

“Current Liabilities” shall mean, at any time, the consolidated current liabilities of the Restricted Parties at such time, but excluding, without duplication, (a) the current portion of any long-term Indebtedness, (b) outstanding Revolving Loans and Swingline Loans, and (c) any liabilities for which (and to the extent that) a separate add-back was made in the related determination of Consolidated EBITDA or for which (and to the extent that) a separate deduction was made in the related determination of Excess Cash Flow, which exclusions shall include, but not be limited to, (i) restructuring charges, (ii) litigation fees and expenses payable, (iii) deferred income taxes payable, (iv) income taxes payable, (v) Consolidated Interest Expense payable, (vi) Capital Expenditures liabilities, and (vii) Acquisition Transaction liabilities and Permitted Acquisition liabilities.

 “Default” shall mean any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would constitute an Event of Default.

“Defaulting Lender” shall mean any Revolving Credit Lender that has either (a) defaulted in its obligation to make a Revolving Loan or to fund its participation in a Letter of Credit or Swingline Loan required to be made or funded by it hereunder, (b) notified the Administrative Agent or the Revolving Borrower in writing that it does not intend to satisfy any such obligation described in clause (a), or (c) become insolvent or been taken over by any regulatory authority or agency.

“Deposit Account Control Agreement” shall have the meaning assigned to such term in the Security Agreements.

“Disposition” shall have the meaning assigned to such term in the definition of “Asset Sale” and the term “Dispose” shall have a correlative meaning.

“Documentation Agent” shall have the meaning assigned to such term in the preamble.

“Dollars” or “$” shall mean lawful money of the United States of America.

“DOS Trust Documents” shall mean the Loan Agreement dated as of October 28, 2004 between Angiotech Investment Partnership and the DOS Trust, a trust formed under the laws of Quebec, as assignee of the Term Borrower, and the promissory note issued by Angiotech Investment Partnership on October 28, 2004 and now held by the DOS Trust.

“Effective Date”  shall mean the date on which the conditions specified in Article IV are satisfied (or waived in accordance with Section 9.08).

“Eligible Assignee” shall mean any commercial bank, insurance company, investment or mutual fund or other entity that is an "accredited investor" (as defined in Regulation D under the Securities Act of 1933, as amended) that extends credit or invests in bank loans in the ordinary course of its business; provided that neither Borrower nor any Affiliate thereof shall be an Eligible Assignee.

“Environmental Laws” shall mean all former, current and future federal, state, provincial, local and foreign laws, treaties, regulations, rules, ordinances, codes, decrees, judgments, directives, orders (including consent orders), and agreements in each case, relating to protection of the environment, natural resources, human health and safety as it relates to the presence, Release of, threatened Release, or exposure to, Hazardous Materials, or the generation, manufacture, processing, distribution, use, treatment, storage, transport, recycling or handling of, or the arrangement for such activities with respect to, Hazardous Materials.

“Environmental Liability” shall mean all liabilities, obligations, damages, losses, claims, actions, suits, judgments, orders, fines, penalties, fees, expenses and costs (including administrative oversight costs, natural resource damages and remediation costs), whether contingent or otherwise, arising out of or relating to (a) any actual or alleged violation of any Environmental Laws or permit, license or approval issued thereunder, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials or the presence of any Hazardous Materials in, on or under any real property or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Environmental Permit” shall mean any Permit under Environmental Law.

“Equity Interests” shall mean shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity interests in any person, or any obligations convertible into or exchangeable for, or giving any person a right, option or warrant to acquire, such equity interests or such convertible or exchangeable obligations.

 “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with  a U.S. Party, is treated as a single employer under Section 414(b) or (c) of the Code, or solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” shall mean (a) any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder, with respect to a Benefit Plan (other than an event for which the 30-day notice period is waived); (b) the existence with respect to any Benefit Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Benefit Plan; (d) the incurrence by a U.S. Party or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Benefit Plan or the withdrawal or partial withdrawal of a U.S. Party or any of its ERISA Affiliates from any Benefit

Plan or Multiemployer Plan; (e) the receipt by a U.S. Party or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to the intention to terminate any Benefit Plan or Plans or to appoint a trustee to administer any Benefit Plan; (f) the adoption of any amendment to a Benefit Plan that would require the provision of security pursuant to Section 401(a)(29) of the Code or Section 307 of ERISA; (g) the receipt by a U.S. Party or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from a U.S. Party or any of its ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA; (h) the occurrence of a “prohibited transaction” with respect to which a U.S. Party or any of the Subsidiaries is a “disqualified person” (within the meaning of Section 4975 of the Code) or with respect to which a U.S. Party or any such Subsidiary could otherwise be liable; or (i) any other event or condition with respect to a Benefit Plan or Multiemployer Plan that could result in liability of a U.S. Party or any Subsidiary.

“Eurodollar”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

“Event of Default” shall have the meaning assigned to such term in Article VII.

“Excess Cash Flow” shall mean, for any fiscal year of the Term Borrower, the excess of (a) the sum, without duplication, of (i) Consolidated EBITDA for such fiscal year (calculated without giving effect to the last proviso set forth in the penultimate sentence of the definition of Consolidated EBITDA), and (ii) the absolute value of the decrease, if any, in Current Assets minus Current Liabilities from the beginning to the end of such fiscal year (excluding the effect of the opening balance of Current Assets or Current Liabilities as a result of a Permitted Acquisiton) over (b) the sum, without duplication, of (i) the amount of any income taxes paid in cash by the Restricted Parties with respect to such fiscal year, (ii) Consolidated Interest Expense for such fiscal year paid in cash, (iii) the aggregate amount paid by the Restricted Parties in cash in respect of Capital Expenditures and Permitted Acquisitions in accordance with this Agreement during such fiscal year, in each case, except to the extent financed with the proceeds of Indebtedness, equity issuances, casualty proceeds, condemnation proceeds or other proceeds that were not included in the calculation of Consolidated EBITDA for such fiscal year, (iv) permanent repayments of Indebtedness (other than mandatory prepayments of Loans under Section 2.13) made by the Restricted Parties during such fiscal year, but only to the extent that such prepayments by their terms cannot be reborrowed or redrawn and do not occur in connection with a refinancing of all or any portion of such Indebtedness, (v) severance payments related to the Acquisition Transactions paid in cash prior to the second anniversary of the Closing Date in an aggregate amount not to exceed $3,000,000, (vi) fees and expenses paid in cash during such fiscal year and incurred in connection with the Acquisition Transactions in an aggregate amount not to exceed $28,000,000, (vii) litigation fees and expenses paid in cash during such fiscal year in an aggregate amount not to exceed $15,000,000, and (viii) the increase, if any, in Current Assets minus Current Liabilities from the beginning to the end of such fiscal year (excluding the effect of the opening balance of Current Assets or Current Liabilities as a result of a Permitted Acquisition).

 “Excluded Taxes” shall mean, with respect to the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of any Transaction Party hereunder,

(a)

income or franchise taxes imposed on (or measured by) its net income by any Governmental Authority of the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or in which it is doing business for tax purposes or in the case of the Administrative Agent, the Issuing Bank or any Lender, in which its applicable lending office is located or in which it is doing business for tax purposes;

(b)

any branch profits taxes or any similar tax imposed by any jurisdiction described in clause (a) above;

(c)

any Tax that is attributable to the Administrative Agent’s, the Issuing Bank’s or a Lender’s failure to deliver the forms required by Section 2.20(d) or Section 2.20(h);

(d)

in the case of the Administrative Agent, the Issuing Bank or any Lender (other than an assignee pursuant to a request by a Borrower under Section 2.21(a)), any Tax imposed by the United States of America that is in effect and would apply to amounts payable to the Administrative Agent, the Issuing Bank or such Lender at the time the Administrative Agent, the Issuing Bank or such Lender becomes a party to this Agreement (or designates a new lending office), except to the extent that (i) the Administrative Agent, the Issuing Bank or such Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from a Transaction Party with respect to any Tax pursuant to Section 2.20(a) or (ii) such withholding tax shall have resulted from the making of any payment to a location other than the office designated by the Administrative Agent, the Issuing Bank or such Lender for the receipt of payments of the applicable type; and

(e)

any Tax arising by virtue of a Lender or the Administrative Agent, as applicable, not dealing at arm’s length with the Term Borrower for purposes of the Canadian Tax Act.

“Existing or Additional Term Loan Lenders” shall have the meaning set forth in Section 2.01(b).

“Existing Term Loan Increase” shall have the meaning set forth in Section 2.01(b).

“Facilities Guaranty” shall mean Article X of this Agreement and, if applicable, each Joinder Agreement provided pursuant to Section 10.12, as it may be amended or modified and in effect from time to time.

“Facility” shall mean each of (a) the Term Loan Commitments and the Term Loans made thereunder (the “Term Loan Facility”) and (b) the Revolving Credit Commitments and the extensions of credit made thereunder (the “Revolving Credit Facility”).

“Federal Funds Effective Rate” shall mean, for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for the day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it.

“Fee Letter” shall mean the Fee Letter dated as of January 31, 2006, among the Arrangers, Credit Suisse, Merrill Lynch Capital Corporation and the Term Borrower.

“Fees” shall mean the Commitment Fees, the Administrative Agent Fees, the L/C Participation Fees and the Issuing Bank Fees.

“Financial Officer” of any person shall mean the chief financial officer, vice president of finance or treasurer of such person.  Unless otherwise expressly indicated, “Financial Officer” shall mean a Financial Officer of the Term Borrower.

“Foreign Subsidiary” shall mean any Subsidiary organized under the laws of a jurisdiction other than the United States of America (or any state thereof or the District of Columbia) or Canada (or any province thereof) which is (i) a Subsidiary of any Angiotech Party organized under the laws of the United States of America, and any state thereof or the District of Columbia and (ii) a “controlled foreign corporation” as defined in Section 957 of the Code.

 “Funded Debt” shall mean without duplication, the principal amount of Indebtedness of the Restricted Parties determined on a consolidated basis, including all current maturities and current sinking fund payments in respect of such Indebtedness of the Restricted Parties (whether or not required to be paid within one year from the date of its creation) including Indebtedness in respect of the Loans, but excluding (a) Indebtedness described in clauses (h) (except to the extent of any unreimbursed drawings thereunder) and (f) of the definition of “Indebtedness,” and (b) earn-out payments to be made in Permitted Acquisitions except to the extent shown as a liability on the consolidated balance sheet of the Term Borrower and its Subsidiaries.

“Funding Agreement” shall mean the Loan disbursement and related funds flow instructions approved in writing by each Borrower and the Administrative Agent as a condition precedent to the Closing Date.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean the government of the United States of America, Canada or any other nation, any political subdivision thereof, whether state, provincial, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Granting Lender” shall have the meaning assigned to such term in Section 9.04(i).

“Guarantee” of or by any person (the “guarantor”) shall mean any obligation, contingent or otherwise, of (a) the guarantor or (b) another person (including any bank under a letter of credit) to induce the creation of which the guarantor has issued a reimbursement, counterindemnity or similar obligation, in either case guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation, contingent or otherwise, of the guarantor, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, (iv) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation or (v) to otherwise assure or hold harmless the owner of such Indebtedness or other obligation against loss in respect thereof; provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business.

“Guaranteed Obligations” shall have the meaning assigned to such term in Section 10.01(a).

“Guaranteed Parties” shall have the meaning assigned to such term in Section 10.09.

 “Guarantors” shall mean the Term Borrower (with respect to all Obligations of the Transaction Parties other than the Term Borrower), the Revolving Borrower (with respect to all Obligations of Transaction Parties other than the Revolving Borrower) and all Subsidiary Guarantors (with respect to all Obligations except as otherwise specified in Section 10.01(b)), and “Guarantor” shall mean any of the Guarantors.

 “Hazardous Materials” shall mean any petroleum (including crude oil or fraction thereof) or petroleum products or byproducts, or any pollutant, contaminant, chemical, compound, constituent, or hazardous, toxic or other substances, materials or wastes defined, or regulated as such by, or pursuant to, any Environmental Law, or requires removal, remediation or reporting under any Environmental Law, including asbestos, or asbestos containing material, radon or other radioactive material, polychlorinated biphenyls and urea formaldehyde insulation.

“Hedging Agreement” shall mean any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, fuel or other commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided, however, that no phantom stock or similar plan providing for payments and on account of services provided by current or former directors, officers, employees or consultants of the Term Borrower or any Subsidiary shall be a Hedging Agreement.

“Hedging Agreement Obligations” shall mean any and all obligations, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), of the Transaction Parties under (a) any and all Specified Hedging Agreements, and (b) any and all cancellations, buy backs, reversals, terminations or assignments of any such Specified Hedging Agreement transaction, provided that (i) such obligations shall be guaranteed by the Facilities Guaranty and secured by the Security Documents only to the extent that, and for so long as other Obligations are so guaranteed and secured, (ii) any release of Guarantors or Collateral effected pursuant to this Agreement or any other Loan Document shall not require the consent of holders of obligations under Specified Hedging Agreements, (iii) the amount of secured obligations under any Specified Hedging Agreement shall not exceed the net amount, including any net termination payments, that would be required to be paid to the counterparty to such Specified Hedging Agreement on the date of termination of such Specified Hedging Agreement, and (iv) the Lender (or the Affiliate of the Lender) that is owed such obligations has agreed (in such capacity) to be bound by the provisions of Article VIII as if it were a Lender.

“Hungarian Note Purchase Agreement” shall mean the Note Purchase Agreement dated as of March 23, 2006 among the Borrowers, the guarantors party thereto and the Hungarian Subsidiary, pursuant to which the Revolving Borrower is issuing the Subordinated Primary Intercompany Note.

“Hungarian Pledge Agreement” shall mean the Pledge Agreement, in the form of Exhibit E-3, to be executed and delivered by the Hungarian Subsidiary.

“Hungarian Subsidiary” shall mean Soldiers Field Liquidity Management Limited Liability Company, a limited liability company organized under the laws of Hungary.

“Increased or Additional Term Loan” shall have the meaning set forth in Section 2.01(b).

“Indebtedness” of any person shall mean, without duplication, (a) all obligations of such person for borrowed money, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person under conditional sale or other title retention agreements relating to property or assets acquired by such person, (d) all obligations of such person in respect of the deferred purchase price of property or services (other than current trade accounts payable incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such person of Indebtedness of others, (g) all Capital Lease Obligations or Synthetic Lease Obligations of such person, (h) all obligations, contingent or otherwise, of such person as an account party in respect of letters of credit and letters of guaranty and (i) all obligations, contingent or otherwise, of such person in respect of bankers’ acceptances.  The Indebtedness of any person shall include the Indebtedness of any other person (including any partnership in which such person is a general partner) to the extent such person is liable therefor as a result of such person’s ownership interest in, or other relationship with, such other person, except to the extent the terms of such Indebtedness provide (including by a non-recourse nature) that such person is not liable therefor.

“Indemnified Taxes” shall mean Taxes other than Excluded Taxes and Other Taxes.

“Indemnitee” shall have the meaning assigned to such term in Section 9.05(b).

“Information” shall have the meaning assigned to such term in Section 9.16.

“Initial Term Loan” shall mean the initial term loans made by the Term Lenders to the Term Borrower pursuant to Section 2.01(a).

“Initial Term Loan Commitment” shall mean, with respect to each Lender, the commitment, if any, of such Lender to make an Initial Term Loan hereunder on the Closing Date in the amount set forth on Schedule 1 to the Lender Addendum executed and delivered by such Lender, or in the Assignment Agreement pursuant to which such Lender shall have assumed its Initial Term Loan Commitment, as applicable, as such commitment may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04.  The initial aggregate amount of the Lenders’ Initial Term Loan Commitments is $350,000,000.

“Insolvency Law” shall mean Title 11 of the United States Code, as now constituted or hereafter amended, the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), the Winding Up Act (Canada) or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law.

“Intellectual Property Collateral” shall have the meaning assigned to such term in the Security Documents.

“Intellectual Property Security Agreements” shall mean all Intellectual Property Security Agreements to be executed and delivered by the Transaction Parties, each substantially in the applicable form required by the Security Documents.

“Interest Coverage Ratio” shall mean, on the last day of any fiscal quarter, the ratio of (a) Consolidated EBITDA for the period of four consecutive fiscal quarters most recently ended on and prior to such date, taken as one accounting period, to (b) Consolidated Interest Expense for the period of four consecutive fiscal quarters ended on and prior to such date, taken as one accounting period.

“Interest Payment Date” shall mean (a) with respect to any ABR Loan (including any Swingline Loan), the last Business Day of each March, June, September and December, (b) with respect to any Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurodollar Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period, (c) with respect to all Term Loans, the Term Loan Maturity Date, and (d) with respect to all Revolving Loans, the Revolving Credit Maturity Date.

“Interest Period” shall mean, with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is 1, 2, 3 or 6 months thereafter, as the applicable Borrower may elect; provided, however, that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period.  Interest shall accrue from and including the first day of an Interest Period to but excluding the last day of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Investments” shall have the meaning assigned to such term in Section 6.04.

“Issuing Bank” shall mean, as the context may require, (a) Credit Suisse, Cayman Islands Branch, in its capacity as the issuer of Letters of Credit hereunder, and (b) any other Lender that may become an Issuing Bank pursuant to Section 2.23(i) or 2.23(k), with respect to Letters of Credit issued by such Lender.  The Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of the Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“Issuing Bank Fees” shall have the meaning assigned to such term in Section 2.05(c).

“Judgment Currency” shall have the meaning assigned to such term in Section 9.18(a).

“Judgment Currency Conversion Date” shall have the meaning assigned to such term in Section 9.18(a).

 “L/C Commitment” shall mean the commitment of the Issuing Bank to issue Letters of Credit pursuant to Section 2.23.

“L/C Disbursement” shall mean a payment or disbursement made by the Issuing Bank pursuant to a Letter of Credit.

“L/C Exposure” shall mean, at any time, the sum of (a) the aggregate undrawn amount of all Letters of Credit at such time and (b) the aggregate amount of all L/C Disbursements that have not been reimbursed at such time.  The L/C Exposure of any Revolving Credit Lender at any time shall equal its Pro Rata Percentage of the aggregate L/C Exposure at such time.

“L/C Fee Payment Date” shall have the meaning assigned to such term in Section 2.05(c).

“L/C Participation Fee” shall have the meaning assigned to such term in Section 2.05(c).

“Lender Addendum” shall mean, with respect to any initial Lender, a Lender Addendum in the form of Exhibit F, or such other form as may be supplied by the Administrative Agent, to be executed and delivered by such Lender on the Closing Date.

“Lenders” shall mean (a) the persons that deliver a Lender Addendum (other than any such person that has ceased to be a party hereto pursuant to an Assignment Agreement) or become an Existing or Additional Term Loan Lender pursuant to Section 2.01(b), and (b) any person that has become a party hereto pursuant to an Assignment Agreement.  Unless the context otherwise requires, the term “Lenders” shall include the Swingline Lender.

“Letter of Credit” shall mean any letter of credit issued pursuant to Section 2.23.

“Leverage Ratio” shall mean, on the last day of any fiscal quarter, the ratio of (a) Funded Debt on such date to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters most recently ended on and prior to such date, taken as one accounting period.

“LIBO Rate” shall mean, with respect to any Eurodollar Borrowing for any Interest Period, the rate per annum determined by the Administrative Agent at approximately 11:00 a.m., London time, on the date that is two Business Days prior to the commencement of such Interest Period by reference to the British Bankers’ Association Interest Settlement Rates for deposits in Dollars (as set forth by the Bloomberg Information Service or any successor thereto or any other service selected by the Administrative Agent which has been nominated by the British Bankers’ Association as an authorized information vendor for the purpose of displaying such rates) for a period equal to such Interest Period; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “LIBO Rate” shall be the interest rate per annum determined by the Administrative Agent to be the average of the rates per annum at which deposits in Dollars are offered for such relevant Interest Period to major banks in the London interbank market in London, England by the Administrative Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the beginning of such Interest Period.

“Lien” shall mean, with respect to any asset, (a) any mortgage, deed of trust, lien (statutory or otherwise), pledge, hypothecation, encumbrance, collateral assignment, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Loan Documents” shall mean this Agreement, any promissory notes issued pursuant to this Agreement, any Letter of Credit applications, the Security Documents, the Funding Agreement, the Subordinated Intercompany Note, the Subordinated Primary Intercompany Note, the Affiliate Subordination Agreement, any Specified Hedging Agreements, any Specified Banking Services Agreement and all other agreements, instruments, documents and certificates identified in Article IV executed and delivered to, or in favor of, the Administrative Agent or any Lenders and including all other pledges, powers of attorney, consents, assignments, contracts and letter of credit agreements whether heretofore, now or hereafter executed by or on behalf of any Transaction Party, or any employee of any Transaction Party, and delivered to the Administrative Agent or any Lender in connection with this Agreement.  Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to this Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.  For purposes of clarity,

“Loan Documents” shall be deemed not to include the Subordinated Note Documents, the Acquisition Documents or any documentation executed and delivered for the purpose of consummating the fund transfers provided for in the Funding Agreement or constituting the Primary Intercompany Loan.

 “Loans” shall mean the Revolving Loans, the Term Loans and the Swingline Loans.

“Majority Facility Lenders” shall mean, with respect to any Facility, the holders (other than Defaulting Lenders) of a majority of the aggregate unpaid principal amount of the Term Loans or the Aggregate Revolving Credit Exposure, as the case may be, outstanding under such Facility (or, in the case of the Revolving Credit Facility, prior to the termination of the Revolving Credit Commitments, the holders of a majority of the Total Revolving Credit Commitment).

“Margin Stock” shall have the meaning assigned to such term in Regulation U.

“Material Adverse Effect” shall mean a material adverse condition or material adverse change in or materially affecting (a) the business, assets, liabilities, operations or condition (financial or otherwise) of the Term Borrower and other Transaction Parties, taken as a whole, (b) the ability of any Transaction Party to perform any of its material obligations under any Loan Document, or (c) the validity or enforceability of any of the Loan Documents or the material rights and remedies of the Arrangers, the Administrative Agent, the Collateral Agent or the Secured Parties hereunder.

“Material Indebtedness” shall mean Indebtedness (other than the Loans and Letters of Credit), or obligations in respect of one or more Hedging Agreements, of any one or more of the Restricted Parties in an aggregate principal amount exceeding $10,000,000.  For purposes of determining Material Indebtedness, the “principal amount” of the obligations of any Restricted Party in respect of any Hedging Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that such Restricted Party would be required to pay if such Hedging Agreement were terminated at such time.

“Maximum Liability” shall have the meaning assigned to such term in Section 10.09.

“Maximum Rate” shall have the meaning assigned to such term in Section 9.09.

“Moody’s” shall mean Moody’s Investors Service, Inc.

“Mortgaged Properties” shall mean, initially, each parcel of real property and the improvements thereto owned by a Transaction Party and specified on Schedule 1.01(a), and shall include each other parcel of real property and improvements thereto with respect to which a Mortgage is granted pursuant to Section 5.11.

“Mortgages” shall mean the fee mortgages or deeds of trust, assignments of leases and rents and other security documents granting a Lien on any Mortgaged Property to secure the Obligations, if such Mortgaged Property is owned, in the form of Exhibit G with such changes as shall be advisable under the law of the jurisdiction in which such Mortgage is to be recorded and as are reasonably satisfactory to the Collateral Agent, as the same may be amended, supplemented, replaced or otherwise modified from time to time in accordance with this Agreement.

“Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which any U.S. Party or any ERISA Affiliate may have any liability.

“Net Cash Proceeds” shall mean (a) with respect to any Asset Sale or Recovery Event, the proceeds thereof in the form of cash and Permitted Investments (including any such proceeds subsequently received (as and when received) in respect of noncash consideration initially received), net of (i) selling expenses (including reasonable and customary broker’s or investment banker’s fees or commissions, legal fees, transfer and similar taxes incurred by the Restricted Parties in connection therewith and the Term Borrower’s good faith estimate of income taxes paid or payable in connection with such sale, after taking into account any available tax credits or deductions and any tax sharing arrangements), (ii) amounts provided as a reserve, in accordance with GAAP, against any liabilities under any indemnification obligations or purchase price adjustment associated with such Asset Sale (provided that, to the extent and at the time any such amounts are released from such reserve, such amounts shall constitute Net Cash Proceeds) and (iii) the principal amount, premium or penalty, if any, interest and other amounts on any Indebtedness for borrowed money which is secured by the asset sold in such Asset Sale and which is required to be repaid with such proceeds (other than any such Indebtedness assumed by the purchaser of such asset); provided, however, that, if (x) the Term Borrower shall deliver a Reinvestment Notice to the Administrative Agent within ten days of the time of receipt thereof and (y) no Default or Event of Default shall have occurred and be continuing at the time of such certificate, such proceeds shall not constitute Net Cash Proceeds except to the extent not so used at the end of such 365-day period, at which time such proceeds shall be deemed to be Net Cash Proceeds; and (b) with respect to any issuance or disposition of Indebtedness by any Restricted Party, the cash proceeds thereof, net of all taxes and reasonable and customary fees (including legal fees), commissions, underwriting discounts, costs and other expenses incurred or paid by the Restricted Parties in connection therewith.

“Non-Paying Guarantor” shall have the meaning assigned to such term in Section 10.10.

“Non-Recourse Indebtedness” shall mean Indebtedness incurred by an Unrestricted Subsidiary (i) that is not supported by a Guarantee from any Restricted Party or secured by the assets of any Restricted Party, and (ii) no default with respect to which (or any enforcement action taken upon such a default) would permit, upon notice, lapse of time, or both, the holder of any Indebtedness of any Restricted Party to declare a default in respect of such Material Indebtedness or to cause such Material Indebtedness to be accelerated or become payable before its scheduled maturity.

“Non-U.S. Lender” shall mean any Lender that is not a United States person, as defined in Section 7701(a)(30) of the Code.

“Obligated Party” shall have the meaning assigned to such term in Section 10.02.

“Obligation Currency” shall have the meaning assigned to such term in Section 9.18(a).

“Obligations” shall mean all Loans, L/C Disbursements, interest (including interest accruing after the maturity of the Loans and reimbursement obligations in respect of amounts drawn under Letters of Credit and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to any Transaction Party, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), fees, indemnities, costs, expenses and other obligations of the Transaction Parties under the Loan Documents, whether direct or indirect, absolute or contingent, due or to become due or now or hereafter incurred, together with (a) Banking Services Obligations of the Transaction Parties and (b) Hedging Agreement Obligations of the Transaction Parties.

"OID" shall have the meaning assigned to such term in Section 2.01(b)(ii)(c)(1).

 “Other Taxes” shall mean any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies (including interest, fines, penalties and additions to tax) arising from any payment made under any Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Loan Document.

“Paying Guarantor” shall have the meaning assigned to such term in Section 10.10.

“PBGC” shall mean the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Perfection Certificates” shall mean, at any time, the UCC/PPSA Diligence Certificates most recently delivered to the Collateral Agent by the Borrowers (a) in the case of the Closing Date, pursuant to Section 4.02(f) or (b) thereafter, pursuant to Section 5.5(b) of the Canadian Security Agreement (the “Canadian Perfection Certificate”) and pursuant to Section 5.5(b) of the U.S. Security Agreement (the “U.S. Perfection Certificate”), substantially in the form of Exhibit H-1 and H-2, respectively, or any other form approved by the Collateral Agent.

“Permits” shall mean any and all material franchises, licenses, leases, permits, approvals, notifications, certifications, registrations, authorizations, exemptions, qualifications, easements, rights of way, Liens and other rights, privileges and approvals required under any Requirement of Law.

“Permitted Acquisition” shall mean the acquisition by either Borrower or any Subsidiary Guarantor of all or substantially all the assets of a person or line of business of such person, or all or a majority of the Equity Interests of a person (referred to herein as the “Acquired Entity”); provided that (i)  such acquisition was not preceded by or consummated pursuant to, a hostile offer (including a proxy contest), (ii) the Acquired Entity shall be a going concern and shall be in a Permitted Business; (iii) at the time of such transaction (A) both before and after giving effect thereto, no Event of Default or Default shall have occurred and be continuing; (B) the Term Borrower would be in compliance with the covenants set forth in Sections 6.11 and 6.12, in each case as of the most recently completed period ending prior to such transaction for which the financial statements and certificates required by Section 5.01(a) or 5.01(b) were required to be delivered or for which comparable financial statements have been filed with or furnished to the applicable securities commission or regulatory authority in each Canadian Jurisdiction or the Securities or Exchange Commission, after giving pro forma effect to such transaction and to any other event occurring after such period as to which pro forma recalculation is appropriate (including any other acquisition under this definition occurring after such period) as if such transaction (and the occurrence or assumption of any Indebtedness in connection therewith) had occurred as of the first day of such period in accordance with Section 1.04; and (C) after giving effect to such acquisition, there must be at least $10,000,000 of unused and available Revolving Credit Commitments; (iv) such acquisition and all transactions related thereto are consummated in accordance with applicable laws, (v) the Term Borrower shall comply, and shall cause the Acquired Entity to comply, with any applicable provisions of Sections 5.11, 5.12 and 5.14 and the Security Documents; and (vi) the Term Borrower has delivered to the Administrative Agent a certificate of a Financial Officer to the effect set forth in clauses (i) through (v) above, together with all relevant financial information for the person or assets to be acquired as reasonably requested by the Administrative Agent.

“Permitted Business” shall mean any business conducted or proposed to be conducted by any Angiotech Party on the date of this Agreement or any business that is similar, reasonably related, incidental, complimentary or ancillary thereto.

“Permitted Investments” shall mean:

(a)

direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America, the Government of Canada or any Province of Canada (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America, the Government of Canada or the Province of Canada), in each case maturing within three years from the date of acquisition thereof;

(b)

investments in commercial paper maturing within 365 days from the date of acquisition thereof and having, at such date of acquisition, a credit rating of P-1 or better by Moody’s Investor Services, A-1 or better by Standard & Poor’s, R-1 by Dominion Bond Rating Service or the equivalent by a nationally recognized agency;

(c)

investments in certificates of deposit, banker’s acceptances, asset backed securities and mortgage backed securities and time deposits maturing within 365 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, the Administrative Agent or any domestic office of any commercial bank organized under the laws of the United States of America (or any State thereof) or of any member of the European Union, or listed on Schedule I or II of the Bank Act (Canada) satisfying the criteria of clause (b) above;

(d)

corporate bonds, medium term notes, bank notes, Euro bonds having a long-term credit rating of at least AA by Moody’s, A by Standard & Poor’s, A by Dominion Bond Rating Service, or the equivalent by a nationally recognized agency, in each case maturing within three years from the date of acquisition thereof;

(e)

fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria of clause (c) above;

(f)

investments in “money market funds” within the meaning of Rule 2a-7 of the Investment Company Act of 1940, as amended, substantially all of whose assets are invested in investments of the type described in clauses (a) through (e) above;

(g)

 (i) investments of the type and maturity described in clauses (a) through (f) above of foreign obligors, which investments or obligors (or the parents of such obligors) have ratings described in clause (b) above or equivalent ratings from comparable foreign rating agencies or (ii) investments of the type and maturity described in clauses (a) through (e) above of foreign obligors (or the parents of such obligors), which investments or obligors (or the parents of such obligors) are not rated as provided in such clauses or in clause (i) above but which are, in the reasonable judgment of the Term Borrower, comparable in investment quality to such investments and obligors (or the parents of such obligors); and

(h)

money managers that may be contracted as appropriate provided ongoing compliance with entirety of this clause.

“Permitted R&D Investments" shall mean Investments by either Borrower or any Subsidiary Guarantor in debt or equity securities of third parties that meet all of the following criteria:  (a) the third parties are not Affiliates of the Borrowers; (b) the third party does not become a Subsidiary after giving effect to the Investment; (c) the Investments are made to further research and technology development objectives of the Angiotech Parties in the ordinary course of business in accordance with past practices; (d)  the amount permitted for Permitted R&D Investments initially made on or after the Closing Date (in addition to existing Investments identified on Schedule 6.04 hereto) would be limited to $10 million per year and $50 million in cash in the aggregate; and (e) the Collateral Agent is provided with a perfected, first priority security interest in the Investment to secure the Secured Obligations.

“Permitted Refinancing Indebtedness” shall mean Indebtedness issued or incurred (including by means of the extension or renewal of existing Indebtedness) to refinance, refund, extend, renew or replace existing Indebtedness (“Refinanced Indebtedness”); provided that (a) the principal amount of such refinancing, refunding, extending, renewing or replacing Indebtedness is not greater than the sum of the principal amount of such Refinanced Indebtedness plus reasonable expenses incurred in connection with the refinancing, (b) such refinancing, refunding, extending, renewing or replacing Indebtedness has a final maturity that is no sooner than, and a weighted average life to maturity that is no shorter than, such Refinanced Indebtedness, (c) if such Refinanced Indebtedness or any Guarantees thereof are subordinated to the Obligations, such refinancing, refunding, extending, renewing or replacing Indebtedness and any Guarantees thereof remain so subordinated on terms no less favorable to the Lenders, (d) such refinancing, refunding, extending, renewing or replacing Indebtedness is not secured by Liens nor any material property that did not secure the Refinanced Indebtedness, and (e) such refinancing, refunding, extending or renewing Indebtedness does not contain terms that are materially less favorable to the obligors thereunder than the terms of the Refinanced Indebtedness.

“person” shall mean any natural person, corporation, trust, business trust, joint venture, joint stock company, association, company, limited liability company, partnership, Governmental Authority or other entity.

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which a Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Pledged Collateral” shall have the meaning assigned to such term in each Security Agreement.

“PPSA” shall mean the Personal Property Security Act (Ontario) or equivalent legislation in any other jurisdiction in Canada, as applicable.

“Primary Intercompany Loan” shall mean the intercompany loan in the amount of $240,000,000 made by the Hungarian Subsidiary to the Revolving Borrower on the Closing Date.

 “Prime Rate” shall mean the rate of interest per annum announced from time to time by Credit Suisse as its prime rate in effect at its principal office in New York City; each change in the Prime Rate shall be effective as of the opening of business on the date such change is announced as being effective.  The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually available.

“Process Agent” shall have the meaning assigned to such term in Section 9.15(b).

 “Pro Rata Percentage” of any Revolving Credit Lender, at any time, shall mean the percentage of the Total Revolving Credit Commitment represented by such Lender’s Revolving Credit Commitment.  In the event the Revolving Credit Commitments shall have expired or been terminated, the Pro Rata Percentages of any Revolving Credit Lender shall be determined on the basis of the Revolving Credit Commitments most recently in effect prior thereto.

“Purchase Agreement” shall mean the Stock Purchase Agreement dated as of January 31, 2006, by and among the Revolving Borrower, the Term Borrower, AMIH and the Sellers.

“R&D Intercompany Contracts” shall mean the Contract Research Agreement between Angiodevice International GmbH and Angiotech Pharmaceuticals, Inc., dated December 5, 2001, the Contract Research Agreement, between Angiotech Rx International GmbH and Angiotech Pharmaceuticals, Inc., dated December 5, 2001, the Arrangement for Sharing Research and Development Costs, by and between Angiotech Pharmaceuticals, Inc. and Angiodevice International GmbH, dated December 5, 2001, and the Arrangement for Sharing Research and Development Costs, by and between Angiotech Pharmaceuticals, Inc. and Angiotech Rx International GmbH, dated December 5, 2001.

 “Real Property” shall mean all Mortgaged Property and all other real property owned or leased from time to time by any Transaction Party.

 “Recovery Event” shall mean any settlement of or payment in respect of any property or casualty insurance claim or any taking under power of eminent domain or by condemnation or similar proceeding of or relating to any property or asset of any Restricted Party.

“Register” shall have the meaning assigned to such term in Section 9.04(d).

“Regulation T” shall mean Regulation T of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation U” shall mean Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation X” shall mean Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Reinvestment Notice” shall mean a notice in substantially the form attached as Exhibit N specifying that the Restricted Party receiving Net Cash Proceeds from an Asset Sale or Recovery Event intends to reinvest such Net Cash Proceeds within 365 days following receipt thereof in assets of a kind then used or usable in such Restricted Party’s business.

“Related Fund” shall mean, with respect to any Lender, any other fund that invests in bank loans and is advised or managed by the same investment advisor or manager as such Lender or by an Affiliate of such investment advisor or manager.

“Related Parties” shall mean, with respect to any specified person, such person’s Affiliates and the respective directors, officers, employees, agents and advisors of such person and such person’s Affiliates.

“Release” shall mean any release, spill, seepage, emission, leaking, pumping, injection, pouring, emptying, deposit, disposal, discharge, dispersal, dumping, escaping, leaching, or migration into, onto or through the environment or within or upon any building, structure, facility or fixture.

“Repayment Date” shall have the meaning given such term in Section 2.11.

“Required Lenders” shall mean, at any time, Lenders (other than Defaulting Lenders) having Loans (excluding Swingline Loans), L/C Exposure, Swingline Exposure and unused Revolving Credit Commitments and Term Loan Commitments representing at least a majority of the sum of all Loans outstanding (excluding Swingline Loans), L/C Exposure, Swingline Exposure and unused Revolving Credit Commitments and Term Loan Commitments at such time.

“Requirement of Law” shall mean as to any person, the governing documents of such person, and any statute, law, treaty, rule, regulation order, decree, writ, injunction or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such person or any of its property or to which such person or any of its property of any nature is subject.

“Responsible Officer” of any person shall mean any executive officer or Financial Officer of such person and any other officer or similar official thereof responsible for the administration of the obligations of such person in respect of this Agreement.  Unless otherwise expressly indicated, “Responsible Officer” shall mean a Responsible Officer of the Term Borrower.

“Restricted Indebtedness” shall mean Indebtedness of any Transaction Party, the payment, prepayment, repurchase or defeasance of which is restricted under Section 6.09(b).

“Restricted Party” shall mean any Angiotech Party other than any Unrestricted Subsidiaries.

“Restricted Payment” shall mean any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in any Restricted Party, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, defeasance, retirement, acquisition, cancellation or termination of any Equity Interests in any Restricted Party or any option, warrant or other right to acquire any such Equity Interests in any Restricted Party that has a substantially similar effect to any of the foregoing.

“Revolving Borrower” shall have the meaning assigned to such term in the preamble.

“Revolving Credit Borrowing” shall mean a Borrowing comprised of Revolving Loans.

“Revolving Credit Commitment” shall mean, with respect to each Lender, the commitment, if any, of such Lender to make Revolving Loans (and to acquire participations in Letters of Credit and Swingline Loans) hereunder as set forth on Schedule 2.01 or as set forth on Schedule 1 to the Lender Addendum delivered by such Lender, or in the Assignment Agreement pursuant to which such Lender assumed its Revolving Credit Commitment, as applicable, as the same may be (a) reduced from time to time pursuant to Section 2.09 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04.

“Revolving Credit Exposure” shall mean, with respect to any Revolving Credit Lender, at any time, the aggregate principal amount at such time of all outstanding Revolving Loans of such Lender, plus the aggregate amount at such time of such Lender’s L/C Exposure, plus the aggregate amount at such time of such Lender’s Swingline Exposure.

“Revolving Credit Lender” shall mean a Lender with a Revolving Credit Commitment or an outstanding Revolving Loan.

“Revolving Credit Maturity Date” shall mean March 23, 2011.

“Revolving Loans” shall mean the revolving loans made by the Revolving Credit Lenders to the Revolving Borrower pursuant to Section 2.01 (a).

“S&P” shall mean Standard & Poor’s Ratings Group, Inc.

 “Secured Parties” shall mean, collectively, the Arrangers, the Administrative Agent, the Collateral Agent, the Syndication Agent, the Documentation Agent, the Lenders and any Lender (or the Affiliate of any Lender) owed Hedging Agreement Obligations or Banking Services Obligations.

“Security Agreements” shall mean the Canadian Security Agreement and the U.S. Security Agreement, collectively.

“Security Documents” shall mean the Security Agreements, the Hungarian Pledge Agreement, the Mortgages, the Intellectual Property Security Agreements and each of the other security agreements, pledges, mortgages, consents and other instruments and documents executed and delivered pursuant to any of the foregoing or pursuant to Section 5.11 or 5.12.

“Sellers” shall mean Roundtable Healthcare Partners, L.P., Roundtable Healthcare Investors, L.P., Marmon Medical Companies LLC, and the other sellers party to the Purchase Agreement.

“Specified Banking Services Agreement” shall mean any Banking Services Agreement permitted by this Agreement (a) entered into by (i) any Transaction Party and (ii) any Lender or Affiliate thereof or any Agent or any Affiliate thereof, or any person that was a Lender or an Affiliate thereof or an Agent or Affiliate thereof when such Banking Services Agreement was entered into as counterparty and (b) which has been designated by such Lender or Agent and the Term Borrower, by written notice to the Administrative Agent not later than 30 days after the execution and delivery thereof, as a Specified Banking Services Agreement; provided that the designation of any Banking Services Agreement as a Specified Banking Services Agreement shall not create in favor of any Lender or Affiliate thereof or any Agent or any Affiliate thereof that is a party thereto any rights in connection with the waiver or amendment of any Loan Document, the management or release of any Collateral or the release or termination of the obligations of any Transaction Party under this Agreement or any other Loan Document.

“Specified Hedging Agreement” shall mean any Hedging Agreement permitted by this Agreement (a) entered into by (i) any Transaction Party and (ii) any Lender or Affiliate thereof or any Agent or any Affiliate thereof, or any person that was a Lender or an Affiliate thereof or an Agent or Affiliate thereof when such Hedging Agreement was entered into as counterparty and (b) which has been designated by such Lender or Agent and the Term Borrower, by written notice to the Administrative Agent not later than 30 days after the execution and delivery thereof, as a Specified Hedging Agreement; provided that the designation of any Hedging Agreement as a Specified Hedging Agreement shall not create in favor of any Lender or Affiliate thereof or any Agent or any Affiliate thereof that is a party thereto any rights in connection with the waiver or amendment of any Loan Document, the management or release of any Collateral or the release or termination of the obligations of any Transaction Party under this Agreement or any other Loan Document.

“SPC” shall have the meaning assigned to such term in Section 9.04(i).

“Statutory Reserves” shall mean a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board and any other banking authority, domestic or foreign, to which the Administrative Agent or any Lender (including any branch, Affiliate or other fronting office making or holding a Loan) is subject for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board).  Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation.  Statutory Reserves shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subordinated Intercompany Note” shall mean a Subordinated Intercompany Note in the form of Exhibit B-2 which shall evidence all obligations among the Angiotech Parties (excluding obligations evidenced by the Subordinated Primary Intercompany Note) and subordinate such intercompany obligations to all Obligations under the Loan Documents and obligations under the Subordinated Note Documents.

 “Subordinated Note Documents” shall mean the indenture under which the Subordinated Notes are issued and all other instruments, agreements and other documents evidencing or governing the Subordinated Notes or providing for any Guarantee or other right in respect thereof.

“Subordinated Notes” shall mean the Term Borrower’s 7.75% Senior Subordinated Notes due 2014, in an aggregate principal amount of $250,000,000, including any notes issued by the Term Borrower in full exchange for, and as contemplated by, the Subordinated Notes with terms at least as favorable to the Lenders as the terms of the Subordinated Notes.

“Subordinated Primary Intercompany Note” shall mean a Subordinated Primary Intercompany Note in the form of Exhibit B-1 which shall evidence all obligations owed by the Revolving Borrower to the Hungarian Subsidiary and subordinate such obligations to all Obligations under the Loan Documents and obligations under the Subordinated Note Documents.

“subsidiary” shall mean, with respect to any person (herein referred to as the “parent”), any corporation, partnership, limited liability company, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, partnership, limited liability company, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or more than 50% of the general partnership interests are, at the time any determination is being made, owned, controlled or held.

“Subsidiary” shall mean any direct or indirect subsidiary of the Term Borrower or, for periods prior to the Closing Date, of AMIH, as the context may require.

“Subsidiary Guarantor” shall mean, initially, each Subsidiary specified on Schedule 5.11(a) and, at any time thereafter, shall include each other Subsidiary that is or is required to become a Subsidiary Guarantor pursuant to Section 5.10.

“Swingline Commitment” shall mean the commitment of the Swingline Lender to make loans pursuant to Section 2.22, as the same may be reduced from time to time pursuant to Section 2.09 .

“Swingline Exposure” shall mean, at any time, the aggregate principal amount at such time of all outstanding Swingline Loans.  The Swingline Exposure of any Revolving Credit Lender at any time shall equal its Pro Rata Percentage of the aggregate Swingline Exposure at such time.

“Swingline Lender” shall mean Credit Suisse, Cayman Islands Branch, in its capacity as lender of Swingline Loans hereunder.

“Swingline Loan” shall mean any loan made by the Swingline Lender pursuant to Section 2.22.

“Syndication Agent” shall have the meaning assigned to such term in the preamble.

“Synthetic Lease Obligations” shall mean all monetary obligations of a person under (a) a so-called synthetic, off-balance sheet or tax retention lease (which is not a true operating lease) or (b) an agreement for the use or possession of any property (whether real, personal or mixed) creating obligations which do not appear on the balance sheet of such person, but which, upon the insolvency or bankruptcy of such person, would be characterized as Indebtedness of such person (without regard to accounting treatment).

“Taxes” shall mean any and all present or future (i) taxes or (ii) levies, imposts, duties, deductions, charges, liabilities, withholdings or other similar charges in the nature of taxes (including in each case interest, penalties and additions thereto) imposed by any Governmental Authority.

 “Term Borrower” shall have the meaning assigned to such term in the preamble.

“Term Borrowing” shall mean a Borrowing comprised of Term Loans.

“Term Lender” shall mean a Lender with a Term Loan Commitment or an outstanding Term Loan and including, if applicable, an Existing or Additional Term Loan Lender.

“Term Loan Commitment” shall mean, with respect to each Lender, (a) the Initial Term Loan Commitment and (b) if applicable, Term Loan Commitment shall include any Lender’s obligation to make a Term Loan under the Term Loan Increase pursuant to and in accordance with Section 2.01(b).  The initial aggregate amount of the Term Loan Commitments is $350,000,000.

“Term Loan Increase” shall have the meaning set forth in Section 2.01(b).

“Term Loan Maturity Date” shall mean March 23, 2013.

“Term Loans” shall have the meaning set forth in Section 2.01(b).

“Total Debt” shall mean, as of the last day of any fiscal quarter, the aggregate amount of Indebtedness of the Angiotech Parties outstanding at such time, in the amount that would be reflected on a balance sheet prepared at such time on a consolidated basis in accordance with GAAP.

“Total Revolving Credit Commitment” shall mean, at any time, the aggregate amount of the Revolving Credit Commitments, as in effect at such time.  The initial Total Revolving Credit Commitment is $75,000,000.

“Transaction Parties” shall mean each Borrower, each Subsidiary Guarantor and the Hungarian Subsidiary.

 “Transactions” shall mean, collectively, (a) the execution, delivery and performance by the Transaction Parties of the Loan Documents and the Subordinated Note Documents to which they are a party, (b) the borrowings hereunder, the issuance of the Subordinated Notes, the issuance of Letters of Credit and the use of proceeds of each of the foregoing, (c) the granting of Liens pursuant to the Security Documents, (d) the Acquisition and the other Acquisition Transactions and (e) any other transactions related to or entered into in connection with any of the foregoing.

“Type”, when used in respect of any Loan or Borrowing, shall refer to the Rate by reference to which interest on such Loan or on the Loans comprising such Borrowing is determined.  For purposes hereof, the term “Rate” shall include the Adjusted LIBO Rate and the Alternate Base Rate.

“UCC” shall mean the Uniform Commercial Code.

“U.K. Share Charge” means a charge over shares dated on or about the date of this Agreement by Surgical Specialties Corporation in favor of the Collateral Agent.

“Uniform Customs” shall have the meaning assigned to such term in Section 9.07.

“Unrestricted Subsidiary” shall have the meaning assigned to such term in Section 5.10(c).

“U.S. Party” shall mean any Angiotech Party organized under the laws of the United States of America (or any state thereof or the District of Columbia).

“U.S. Security Agreement” shall mean the U.S. Security Agreement in the form of Exhibit E-2, to be executed and delivered by the Revolving Borrower and the Subsidiary Guarantors (excluding the Canadian Subsidiaries).

“Weighted Average Life to Maturity” shall mean, when applied to any indebtedness at any date, the number of years obtained by dividing (a) the original aggregate principal amount of such indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each scheduled installment, sinking fund, serial maturity or other required payment of principal including payment at final maturity, in respect thereof, by (ii) the number of years

(calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“wholly owned subsidiary” shall mean a subsidiary of a person of which securities (except for directors’ qualifying shares) or other ownership interests representing 100% of the Equity Interests are, at the time any determination is being made, owned, controlled or held by such person or one or more wholly owned subsidiaries of such person and one or more wholly owned subsidiaries of such person; a “wholly owned Subsidiary” shall mean any wholly owned subsidiary of the Term Borrower.

“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Yield Differential” shall have the meaning assigned to such term in Section 2.01(b)(ii)(c)(1).

SECTION 1.02. Terms Generally.  The definitions in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including”, and words of similar import, shall not be limiting and shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  The words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision of this Agreement unless the context shall otherwise require.  All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require.  Except as otherwise expressly provided herein, (a) any definition of, or reference to, any Loan Document, including this Agreement, or any other agreement, instrument or document in this Agreement shall mean such Loan Document or other agreement, instrument or document as amended, restated, supplemented or otherwise modified from time to time (subject to any restrictions on such amendments, restatements, supplements or modifications set forth herein) and (b) all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided, however, that if the Term Borrower notifies the Administrative Agent that the Term Borrower wishes to amend any covenant in Article VI or any related definition to eliminate the effect of any change in GAAP occurring after the date of this Agreement on the operation of such covenant (or if the Administrative Agent notifies the Term Borrower that the Required Lenders wish to amend Article VI or any related definition for such purpose), then the Administrative Agent, the Lenders and the Term Borrower shall negotiate in good faith to amend (subject to the approval of the Required Lenders) such covenant to preserve the original intent thereof in light of such change; provided that until so amended the Term Borrower’s compliance with such covenant shall be determined on the basis of GAAP in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such covenant is amended in a manner satisfactory to the Term Borrower and the Required Lenders.

SECTION 1.03.  Classification of Loans and Borrowings.  For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Revolving Loan”) or by Type (e.g., a “Eurodollar Loan”) or by Class and Type (e.g., a “Eurodollar Revolving Loan”).  Borrowings also may be classified and referred to by Class (e.g., a “Revolving Borrowing”) or by Type (e.g., a “Eurodollar Borrowing”) or by Class and Type (e.g., a “Eurodollar Revolving Borrowing”).

SECTION 1.04.  Pro Forma Calculations.  All pro forma calculations permitted or required to be made by the Term Borrower or any Subsidiary pursuant to this Agreement shall include only those adjustments that would be permitted or required by Regulation S-X under the Securities Act of 1933, as amended, together with those adjustments that (a) have been certified by a Financial Officer of the Term Borrower as having been prepared in good faith based upon reasonable assumptions and (b) are based on reasonably detailed written assumptions reasonably acceptable to the Administrative Agent.  Without limiting and subject to the foregoing, for purposes of the definition of “Permitted Acquisition”, pro forma calculations may include adjustments for cost savings (net of continuing associated expenses) to the extent such cost savings are factually supportable and identifiable and directly attributed to the relevant Permitted Acquisition, as if such cost savings were realized on the first day of the period for which the calculation is being made.

ARTICLE II.

The Credits

SECTION 2.01.  Commitments.

(a)

Subject to the terms and conditions hereof and relying upon the representations and warranties set forth herein, (i) each Term Lender agrees, severally and not jointly, to make an Initial Term Loan to the Term Borrower on the Closing Date in a principal amount equal to its Initial Term Loan Commitment and (ii) each Revolving Credit Lender agrees, severally and not jointly, to make Revolving Loans to the Revolving Borrower, at any time and from time to time after (but not on) the Closing Date and until the earlier of the Revolving Credit Maturity Date and the termination of the Revolving Credit Commitment of such Revolving Credit Lender in accordance with the terms hereof, in an aggregate principal amount at any time outstanding up to the maximum amount that will not result in such Revolving Credit Lender’s Revolving Credit Exposure exceeding such Revolving Credit Lender’s Revolving Credit Commitment.  Within the limits set forth in clause (ii) of the preceding sentence and subject to the terms, conditions and limitations set forth herein, the Revolving Borrower may borrow, pay or prepay and reborrow Revolving Loans. Amounts paid or prepaid in respect of Term Loans may not be reborrowed.

(b)

Optional Term Loan Increase Commitments.

(i)

Increased or Additional Term Loans.  The Term Borrower may, from time to time prior to the Term Loan Maturity Date and solely for the purpose of financing Permitted Acquisitions (and paying fees and expenses in connection therewith), request (A) an increase to the principal amount of the Initial Term Loans (an “Existing Term Loan Increase”) and/or (B) the creation of an additional term loan facility (an “Additional

Term Loan Increase”), in each case and each time in an integral multiple of $1,000,000 and in a principal amount of at least $40,000,000, and for a maximum aggregate of $200,000,000.  The Term Borrower and the Administrative Agent shall decide whether to pursue an Existing Term Loan Increase and/or the Additional Term Loan Increase either of which, or a combination of which, is referred to as a “Term Loan Increase”).  Each Existing or Additional Term Loan Lender that elects to do so severally agrees to make a loan, in Dollars (individually, an “Increased or Additional Term Loan”; together with the Initial Term Loans, the “Term Loans”) in accordance with Section 2.01(b)(ii).

(ii)

Conditions to Term Loan Increase.

(a)

Any Term Loan Increase will only become effective, and the amount thereof may only be drawn, if (i) no Default or Event of Default has occurred and is continuing or would result therefrom, (ii) at the time of and after giving effect to such increase (and after giving effect to the related Permitted Acquisition), the Term Borrower is in pro forma compliance with Sections 6.11 and 6.12 (calculated as if such Term Loan Increase had been incurred on the first day of the relevant calculation period), (iii) existing Lenders or other financial institutions reasonably acceptable to the Administrative Agent commit (in their absolute and sole discretion) in writing to be Lenders and fund the Term Loan Increase (the “Existing or Additional Term Loan Lenders”), it being expressly agreed and understood that no Lender need agree to any such commitment or extend any additional credit, (iv) the documentation providing for the Term Loan Increase (including the commitment of the Existing or Additional Term Loan Lenders and any amendments or modifications to the Security Documents that are necessary or appropriate to ensure that the Increased or Additional Term Loan is secured by the Collateral) is reasonably satisfactory to the Administrative Agent and has been executed and delivered to the Administrative Agent by the parties thereto, and (v) the Loans thereunder are used to finance Permitted Acquisitions.

(b)

The existing Lenders shall have the first right, but no obligation, to commit all or a portion of any Term Loan Increase.  If the existing Lenders do not commit to provide the full amount of the Term Loan Increase, within ten Business Days of the offer thereof, then the Term Borrower may offer the uncommitted amount of the Term Loan Increase to other financial institutions reasonably acceptable to the Administrative Agent.

(c)

Any Loans under an Existing Term Loan Increase or an Additional Term Loan Increase shall rate pari passu with the outstanding Term Loans, and the terms and conditions of any Loans under an Existing Term Loan Increase or an Additional Term Loan Increase shall be the same as those applicable to the then outstanding Term Loans; provided that:

(1)

if the initial yield on such Increased or Additional Term Loans (as determined by the Administrative Agent to be equal to the sum of (x) the margin above the Adjusted LIBO Rate on such Increased or Additional Term Loans and (y) if such Increased or Additional Term Loans are initially made at a discount or the Lenders making the same receive a fee directly or indirectly from any

Transaction Party for doing so (the amount of such discount or fee, expressed as a percentage of the Increased or Additional Term Loans, being referred to herein as "OID"), the amount of such OID divided by the lesser of (A) the Weighted Average Life to Maturity of such Increased or Additional Term Loans and (B) four) exceeds by more than 25 basis points (the amount of such excess above 25 basis points being referred to herein as the "Yield Differential") the Applicable Rates then in effect for Eurodollar Term Loans, then the Applicable Rates then in effect for Eurodollar or ABR Term Loans shall automatically be increased by the Yield Differential, effective upon the making of the Increased or Additional Term Loans;

(2)

the final maturity date for the Increased or Additional Term Loans is no earlier than the Term Loan Maturity Date;

(3)

the amortization schedule for the Increased or Additional Term Loans may differ from the amortization schedule applicable to the then outstanding Term Loans, so long as the Weighted Average Life to Maturity of the Increased or Additional Term Loans is no shorter than the Weighted Average Life to Maturity of the then outstanding Term Loans;

(4)

the Administrative Agent shall promptly notify each Lender as to the effectiveness of each Term Loan Increase.  Each of the parties hereto hereby agrees that, upon the effectiveness of any Term Loan Increase, this Agreement shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Term Loan Increase and the Increased or Additional Term Loans evidenced thereby; and

(5)

mandatory prepayment provisions for such Increased or Additional Term Loans shall be subject to limitations similar to those contained in Section 2.13(f).

SECTION 2.02.  Loans.

(a)

Each Loan (other than Swingline Loans) shall be made as part of a Borrowing consisting of Loans of the same Class and Type made by the Lenders ratably in accordance with their respective Commitments of the applicable Class; provided, however, that the failure of any Lender to make any Loan required to be made by it shall not in itself relieve any other Lender of its obligation to lend hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to make any Loan required to be made by such other Lender).  Except for Loans deemed made pursuant to Section 2.02(f) and subject to Section 2.22 relating to Swingline Loans, the Loans comprising any Borrowing shall be in an aggregate principal amount that is (i) an integral multiple of $500,000 and not less than $2,000,000 or (ii) equal to the remaining available balance of the applicable Commitments.

(b)

Subject to Sections 2.08 and 2.15, each Borrowing shall be comprised entirely of ABR Loans or Eurodollar Loans, as the relevant Borrower may request pursuant to Section 2.03; provided that the Borrowings made on the Closing Date must be made as ABR Borrowings or

Eurodollar Borrowings with an interest period of one month.  ABR Borrowings borrowed on the Closing Date may be converted to Eurodollar Borrowings pursuant to Section 2.10, except that no Borrowings may be converted into or continued as a Eurodollar Borrowing having an Interest Period in excess of one month prior to the date which is 60 days after the Closing Date.  Each Lender may at its option make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the relevant Borrower to repay such Loan in accordance with the terms of this Agreement and the Borrowers shall not be required to pay any Taxes payable as the result of the exercise of any such option.  Borrowings of more than one Type may be outstanding at the same time; provided, however, that the Borrowers shall not be entitled to request any Borrowing that, if made, would result in more than ten Eurodollar Borrowings outstanding hereunder at any time.  For purposes of the foregoing, Borrowings having different Interest Periods, regardless of whether they commence on the same date, shall be considered separate Borrowings.

(c)

Except with respect to Loans made pursuant to Section 2.02(f) and subject to Section 2.22 relating to Swingline Loans, each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds to such account in New York City as the Administrative Agent may designate not later than 11:00 a.m., New York City time, and the Administrative Agent shall promptly credit the amounts so received to an account designated by the relevant Borrower in the applicable Borrowing Request or, if a Borrowing shall not occur on such date because any condition precedent herein specified shall not have been met, return the amounts so received to the respective Lenders.

(d)

Unless the Administrative Agent shall have received notice from a Lender prior to the date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s portion of such Borrowing, the Administrative Agent may assume that such Lender has made such portion available to the Administrative Agent on the date of such Borrowing in accordance with paragraph (c) of this Section and the Administrative Agent may, in reliance upon such assumption, make available to the relevant Borrower on such date a corresponding amount.  If the Administrative Agent shall have so made funds available then, to the extent that such Lender shall not have made such portion available to the Administrative Agent, such Lender and the relevant Borrower severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the relevant Borrower to but excluding the date such amount is repaid to the Administrative Agent at (i) in the case of the relevant Borrower, the interest rate applicable at the time to the Loans comprising such Borrowing or (ii) in the case of such Lender, a rate determined by the Administrative Agent to represent its cost of overnight or short-term funds (which determination shall be conclusive absent manifest error).  If such Lender shall repay to the Administrative Agent such corresponding amount, such amount shall constitute such Lender’s Loan as part of such Borrowing for purposes of this Agreement.

(e)

Notwithstanding any other provision of this Agreement, the Revolving Borrower shall not be entitled to request any Revolving Credit Borrowing if the Interest Period requested with respect thereto would end after the Revolving Credit Maturity Date.

(f)

If the Issuing Bank shall not have received from the Revolving Borrower the payment required to be made by Section 2.23(e) with respect to a Letter of Credit within the time specified in such Section, the Issuing Bank will promptly notify the Administrative Agent of the L/C Disbursement and the Administrative Agent will promptly notify each Revolving Credit Lender of such L/C Disbursement and its Pro Rata Percentage thereof.  Each Revolving Credit Lender shall pay by wire transfer of immediately available funds to the Administrative Agent not later than 2:00 p.m., New York City time, on such date (or, if such Revolving Credit Lender shall have received such notice later than 12:00 (noon), New York City time, on any day, not later than 10:00 a.m., New York City time, on the immediately following Business Day), an amount equal to such Lender’s Pro Rata Percentage of such L/C Disbursement (it being understood that such amount shall be deemed to constitute an ABR Revolving Loan of such Lender and such payment shall be deemed to have reduced the L/C Exposure), and the Administrative Agent will promptly pay to the Issuing Bank amounts so received by it from the Revolving Credit Lenders.  The Administrative Agent will promptly pay to the Issuing Bank any amounts received by it from the Revolving Borrower pursuant to Section 2.23(e) prior to the time that any Revolving Credit Lender makes any payment pursuant to this paragraph; any such amounts received by the Administrative Agent thereafter will be promptly remitted by the Administrative Agent to the Revolving Credit Lenders that shall have made such payments and to the Issuing Bank, as their interests may appear.  If any Revolving Credit Lender shall not have made its Pro Rata Percentage of such L/C Disbursement available to the Administrative Agent as provided above, such Lender and the Revolving Borrower severally agree to pay interest on such amount, for each day from and including the date such amount is required to be paid in accordance with this paragraph to but excluding the date such amount is paid, to the Administrative Agent for the account of the Issuing Bank at (i) in the case of the Revolving Borrower, a rate per annum equal to the interest rate applicable to Revolving Loans pursuant to Section 2.06(a), and (ii) in the case of such Lender, for the first such day, the Federal Funds Effective Rate, and for each day thereafter, the Alternate Base Rate.

(g)

The Term Borrower shall use or cause the proceeds of the Term Loans made on the Closing Date to be disbursed in accordance with the Funding Agreement.

SECTION 2.03.  Borrowing Procedure.  In order to request a Borrowing (other than a Swingline Loan or a deemed Borrowing pursuant to Section 2.02(f), as to which this Section 2.03 shall not apply), the relevant Borrower shall notify the Administrative Agent by telephone (promptly confirmed by fax) or shall hand deliver or fax to the Administrative Agent a duly completed Borrowing Request (a) in the case of a Eurodollar Borrowing, not later than 1:00 p.m., New York City time, three Business Days before a proposed Borrowing and (b) in the case of an ABR Borrowing, not later than 1:00 p.m., New York City time, one Business Day before a proposed Borrowing.  Each Borrowing Request shall be irrevocable, shall be signed by or on behalf of the relevant Borrower requesting the Borrowing and shall specify the following information: (i) whether the Borrowing then being requested is to be a Term Borrowing or a Revolving Credit Borrowing, and whether such Borrowing is to be a Eurodollar Borrowing or an ABR Borrowing (provided that the Borrowing to be made on the Closing Date shall be a Eurodollar Borrowing with an Interest Period of one month and the Adjusted LIBO Rate therefor shall equal the higher of (x) the Adjusted LIBO Rate that would have been in effect for such date for a one-month Eurodollar Borrowing to be made on such date had notice thereof been given in accordance with this Section and (y) the Adjusted LIBO Rate that would have been in effect for a one-month Eurodollar Borrowing for value three Business Days after the Closing Date); (ii) the date of such Borrowing (which shall be a Business Day); (iii) the number and location of the account to which funds are to be disbursed (which shall be an account that complies with the requirements of Section 2.02(c)); (iv) the amount of such Borrowing; and (v) if such Borrowing is to be a Eurodollar Borrowing, the initial Interest Period with respect thereto; provided, however, that, notwithstanding any contrary specification in any Borrowing Request, each requested Borrowing shall comply with the requirements set forth in Section 2.02.  If no election as to the Type of Borrowing is specified in any such notice, then the requested Borrowing shall be an ABR Borrowing.  If no Interest Period with respect to any Eurodollar Borrowing is specified in any such notice, then the relevant Borrower shall be deemed to have selected an Interest Period of one month’s duration.  The Administrative Agent shall promptly advise the applicable Lenders of any notice given in accordance with this Section 2.03 (and the contents thereof), and of each Lender’s portion of the requested Borrowing.

SECTION 2.04.  Repayment of Loans; Evidence of Debt.

(a)

The Term Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Term Lender the principal amount of each Term Loan made by such Term Lender as provided in Section 2.11.  The Revolving Borrower hereby unconditionally promises to the Administrative Agent for the account of each Revolving Credit Lender the then unpaid principal amount of each Revolving Loan made by such Revolving Credit Lender on the Revolving Credit Maturity Date.  The Revolving Borrower hereby unconditionally promises to pay to the Swingline Lender the then unpaid principal amount of each Swingline Loan made to the Revolving Borrower on the Revolving Credit Maturity Date.

(b)

Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of each Borrower to such Lender resulting from each Loan made by such Lender to each Borrower from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement.

(c)

The Administrative Agent shall maintain the Register as provided in Section 9.04(d).

(d)

Any Lender may request that Loans made by it hereunder be evidenced by a promissory note.  In such event, the relevant Borrower shall execute and deliver to such Lender a promissory note payable to such Lender and its registered assigns, in the form of Exhibit I, if such promissory note relates to Revolving Credit Borrowings, or in the form of Exhibit J, if such promissory note relates to Term Borrowings, or any other form reasonably acceptable to the Administrative Agent.  Notwithstanding any other provision of this Agreement, in the event any Lender shall request and receive such a promissory note, the interests represented by such note shall at all times (including after any assignment of all or part of such interests pursuant to Section 9.04) be represented by one or more promissory notes payable to the payee named therein or its registered assigns.

SECTION 2.05.  Fees.

(a)

The Revolving Borrower agrees to pay to each Revolving Credit Lender, through the Administrative Agent and on the last Business Day of March, June, September and December in each year and on each date on which any Commitment of such Lender shall expire or be terminated as provided herein, a commitment fee (a “Commitment Fee”) equal to the applicable “Commitment Fee Rate” specified in the definition of “Applicable Rate” on the average daily unused amount of the Revolving Commitment of such Lender (other than the Swingline Commitment) during the preceding quarter (or other period commencing with the date hereof or ending with the Revolving Credit Maturity Date or the date on which the Commitments of such Lender shall expire or be terminated).  Subject to Section 2.06(d), all Commitment Fees shall be computed on the basis of the actual number of days elapsed in a year of 360 days.  The Commitment Fee due to each Lender shall commence to accrue on the date hereof and shall cease to accrue on the date on which the Commitment of such Lender shall expire or be terminated as provided herein.  For purposes of calculating Commitment Fees, no portion of the Revolving Credit Commitments shall be deemed utilized under Section 2.22 as a result of outstanding Swingline Loans.

(b)

Each Borrower agrees to pay to the Administrative Agent, for its own account, the fees in the amounts and at the times from time to time agreed to in writing by such Borrower (or any Affiliate) and the Administrative Agent, including pursuant to the Fee Letter (the “Administrative Agent Fees”).

(c)

The Revolving Borrower agrees to pay (i) to each Revolving Credit Lender, through the Administrative Agent, on the last Business Day of March, June, September and December of each year and on the date on which the Revolving Credit Commitment of such Lender shall be terminated as provided herein (each, an “L/C Fee Payment Date”) a fee (an “L/C Participation Fee”) calculated on such Lender’s Pro Rata Percentage of the daily aggregate L/C Exposure (excluding the portion thereof attributable to unreimbursed L/C Disbursements which are earning interim interest pursuant to Section 2.23(h)) during the preceding quarter (or shorter period commencing with the date hereof or ending with the Revolving Credit Maturity Date or the date on which all Letters of Credit have been canceled or have expired and the Revolving Credit Commitments of all Lenders shall have been terminated) at a rate per annum equal to the Applicable Rate used to determine the interest rate on Revolving Credit Borrowings comprised of Eurodollar Loans pursuant to Section 2.06, and (ii) to the Issuing Bank with respect to each outstanding Letter of Credit issued for the account of (or at the request of) the Revolving Borrower a fronting fee, which shall accrue at the rate of ¼ of 1% per annum or such other rate as shall be separately agreed upon between the Revolving Borrower and the Issuing Bank, on the drawable amount of such Letter of Credit, payable quarterly in arrears on each L/C Fee Payment Date after the issuance date of such Letter of Credit, as well as the Issuing Bank’s standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit issued for the account of (or at the request of) the Revolving Borrower or processing of drawings thereunder (the fees in this clause (ii), collectively, the “Issuing Bank Fees”).  Subject to Section 2.06(d), all L/C Participation Fees and Issuing Bank Fees shall be computed on the basis of the actual number of days elapsed in a year of 360 days.

(d)

All Fees shall be paid on the dates due, in immediately available funds, to the Administrative Agent for distribution, if and as appropriate, among the Lenders, except that the

Issuing Bank Fees shall be paid directly to the Issuing Bank.  Once paid, none of the Fees shall be refundable under any circumstances.

SECTION 2.06.  Interest on Loans.

(a)

Subject to the provisions of Sections 2.06(d) and  2.07, the Loans comprising each ABR Borrowing, including each Swingline Loan, shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 or 366 days, as the case may be, when the Alternate Base Rate is determined by reference to the Prime Rate and) over a year of 360 days at all other times, in each case calculated from and including the date of such ABR Borrowing to but excluding the date of repayment) at a rate per annum equal to the Alternate Base Rate plus the Applicable Rate in effect from time to time.

(b)

Subject to the provisions of Sections 2.06(d) and 2.07, the Loans comprising each Eurodollar Borrowing shall bear interest, computed on the basis of the actual number of days elapsed over a year of 360 days) at a rate per annum equal to the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate in effect from time to time.

(c)

Interest on each Loan shall be payable on the Interest Payment Dates applicable to such Loan except as otherwise provided in this Agreement.  The applicable Alternate Base Rate or Adjusted LIBO Rate for each Interest Period or day within an Interest Period, as the case may be, shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

(d)

Solely for purposes of the Interest Act (Canada), (i) whenever any interest or fee under this Agreement is calculated using a rate based on a year of 360 days or 365 days, as the case may be, the rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to the applicable rate based on a year of 360 days or 365 days, as the case may be, multiplied by a fraction, the numerator of which is the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends and the denominator of which is 360 or 365, as the case may be, (ii) the rates of interest under this Agreement are nominal rates and not effective rates or yields and (iii) the principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

SECTION 2.07.  Default Interest.  If either Borrower shall default in the payment of the principal of or interest on any Loan or any other amount becoming due hereunder or under any other Loan Document, by acceleration or otherwise, such Borrower shall on demand from time to time pay interest, to the extent permitted by law, on such defaulted amount to but excluding the date of actual payment (after as well as before judgment) (a) in the case of overdue principal, at the rate otherwise applicable to such Loan pursuant to Section 2.06 plus 2.00% per annum and (b) in all other cases, at a rate per annum (subject to Section 2.06(d) and computed on the basis of the actual number of days elapsed over a year of 365 or 366 days, as the case may be, when determined by reference to the Prime Rate and, over a year of 360 days at all other times) equal to the rate that would be applicable to an ABR Revolving Loan plus 2.00%.

SECTION 2.08.  Alternate Rate of Interest. In the event, and on each occasion, that prior to the commencement of any Interest Period for a Eurodollar Borrowing (a) the

Administrative Agent shall have determined that adequate and reasonable means do not exist for determining the Adjusted LIBO Rate for such Interest Period or (b) the Administrative Agent is advised by the Majority Facility Lenders in respect of the relevant Facility that the Adjusted LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period, the Administrative Agent shall, as soon as practicable thereafter, give written or fax notice of such determination to the Borrowers and the Lenders.  In the event of any such determination, until the Administrative Agent shall have advised the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any request by a Borrower for a Eurodollar Borrowing pursuant to Section 2.03 or 2.10 shall be deemed to be a request for an ABR Borrowing, and (ii) any Interest Period election that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective.  Each determination by the Administrative Agent under this Section 2.08 shall be conclusive absent manifest error.

SECTION 2.09.  Termination and Reduction of Commitments.

(a)

Unless previously terminated in accordance with the terms hereof, (i) the Initial Term Loan Commitments shall automatically terminate at 5:00 p.m., New York City time, on the Closing Date and (ii) the Revolving Credit Commitments, the Swingline Commitment and the L/C Commitment shall automatically terminate on the Revolving Credit Maturity Date.  Notwithstanding the foregoing, all the Commitments shall automatically terminate at 5:00 p.m., New York City time, on April 28, 2006, if the initial Credit Event shall not have occurred by such time.

(b)

Upon at least three Business Days’ prior irrevocable written or fax notice to the Administrative Agent, the Revolving Borrower may at any time in whole permanently terminate, or from time to time in part permanently reduce, the Revolving Credit Commitments or the Swingline Commitment; provided, however, that (i) each partial reduction of the Revolving Credit Commitments or the Swingline Commitment shall be in an integral multiple of $500,000 and in a minimum amount of $2,000,000 and (ii) the Total Revolving Credit Commitment shall not be reduced to an amount that is less than the Aggregate Revolving Credit Exposure then in effect.

(c)

Each reduction in the Revolving Credit Commitments or Swingline Commitment hereunder shall be made ratably among the applicable Lenders in accordance with their Pro Rata Percentages.  The Revolving Borrower shall pay to the Administrative Agent for the account of the applicable Lenders, on the date of each termination or reduction, the Commitment Fees on the amount of the Commitments so terminated or reduced accrued to but excluding the date of such termination or reduction.

SECTION 2.10.  Conversion and Continuation of Borrowings.  Each Borrower shall have the right at any time upon prior irrevocable notice to the Administrative Agent by telephone (and promptly confirmed by facsimile) (a) not later than 1:00 p.m., New York City time, one Business Day prior to conversion, to convert any Eurodollar Borrowing of such Borrower into an ABR Borrowing, (b) not later than 1:00 p.m., New York City time, three Business Days prior to conversion or continuation, to convert any ABR Borrowing of such Borrower into a Eurodollar

Borrowing or to continue any Eurodollar Borrowing of such Borrower as a Eurodollar Borrowing for an additional Interest Period and (c) not later than 1:00 p.m., New York City time, three Business Days prior to conversion, to convert the Interest Period with respect to any Eurodollar Borrowing of such Borrower to another permissible Interest Period, subject in each case to the following:

(i)

each conversion or continuation shall be made pro rata among the Lenders in accordance with the respective principal amounts of the Loans comprising the converted or continued Borrowing;

(ii)

if less than all the outstanding principal amount of any Borrowing shall be converted or continued, then each resulting Borrowing shall satisfy the limitations specified in Sections 2.02(a) and 2.02(b) regarding the principal amount and maximum number of Borrowings of the relevant Type;

(iii)

each conversion shall be effected by each Lender and the Administrative Agent by recording for the account of such Lender the new Loan of such Lender resulting from such conversion and reducing the Loan (or portion thereof) of such Lender being converted by an equivalent principal amount; accrued interest on any Eurodollar Loan (or portion thereof) being converted shall be paid by the relevant Borrower at the time of conversion;

(iv)

if any Eurodollar Borrowing is converted at a time other than the end of the Interest Period applicable thereto, the relevant Borrower shall pay, upon demand, any amounts due to the Lenders pursuant to Section 2.16;

(v)

(any portion of a Borrowing maturing or required to be repaid in less than one month may not be converted into or continued as a Eurodollar Borrowing;

(vi)

any portion of a Eurodollar Borrowing that cannot be converted into or continued as a Eurodollar Borrowing by reason of the immediately preceding clause shall be automatically converted at the end of the Interest Period in effect for such Borrowing into an ABR Borrowing;

(vii)

no Interest Period may be selected for any Eurodollar Term Borrowing that would end later than a Repayment Date occurring on or after the first day of such Interest Period if, after giving effect to such selection, the aggregate outstanding amount of (A) the Eurodollar Term Borrowings with Interest Periods ending on or prior to such Repayment Date and (B) the ABR Term Borrowings would not be at least equal to the principal amount of Term Borrowings to be paid on such Repayment Date; and

(viii)

after the occurrence and during the continuance of an Event of Default, no outstanding Loan may be converted into, or continued as, a Eurodollar Loan.

Each notice pursuant to this Section 2.10 shall be irrevocable and shall refer to this Agreement and specify (i) the identity and amount of the Borrowing that the relevant Borrower requests be converted or continued, (ii) whether such Borrowing is to be converted to or continued as a Eurodollar Borrowing or an ABR Borrowing, (iii) if such notice requests a conversion, the date of such conversion (which shall be a Business Day) and (iv) if such Borrowing is to be converted to or continued as a Eurodollar Borrowing, the Interest Period with respect thereto.  If no Interest Period is specified in any such notice with respect to any conversion to or continuation as a Eurodollar Borrowing, the Borrower shall be deemed to have selected an Interest Period of one month’s duration.  The Administrative Agent shall advise the Lenders of any notice given pursuant to this Section 2.10 and of each Lender’s portion of any converted or continued Borrowing.  If the relevant Borrower shall not have given notice in accordance with this Section 2.10 to continue any Borrowing into a subsequent Interest Period (and shall not otherwise have given notice in accordance with this Section 2.10 to convert such Borrowing), such Borrowing shall, at the end of the Interest Period applicable thereto (unless repaid pursuant to the terms hereof), automatically be converted or continued into an ABR Borrowing.

SECTION 2.11.  Repayment of Term Borrowings.

(a)

On the dates set forth below, or if any such date is not a Business Day, on the next preceding Business Day (each such date being called a “Repayment Date”), the Term Borrower shall pay to the Administrative Agent, for the account of the Term Lenders, a principal amount of the Term Loans (as adjusted from time to time pursuant to Sections 2.12 and 2.13(f)) equal to the amount set forth below for such date, together in each case with accrued and unpaid interest and Fees on the amount to be paid to but excluding the date of such payment:

Repayment Date	Amount
June 30, 2006	$875,000
September 30, 2006	$875,000
December 31, 2006	$875,000
March 31, 2007	$875,000
June 30, 2007	$875,000
September 30, 2007	$875,000
December 31, 2007	$875,000
March 31, 2008	$875,000
June 30, 2008	$875,000
September 30, 2008	$875,000
December 31, 2008	$875,000
March 31, 2009	$875,000
June 30, 2009	$875,000
September 30, 2009	$875,000
December 31, 2009	$875,000
March 31, 2010	$875,000
June 30, 2010	$875,000
September 30, 2010	$875,000
December 31, 2010	$875,000
March 31, 2011	$875,000
June 30, 2011	$875,000
September 30, 2011	$875,000
December 31, 2011	$875,000
March 31, 2012	$875,000

Repayment Date	Amount
June 30, 2012	$875,000
September 30, 2012	$875,000
December 31, 2012	$875,000
Term Loan Maturity Date	$326,375,000

(b)

To the extent not previously paid, all Term Loans shall be due and payable on the Term Loan Maturity Date, together with accrued and unpaid interest on the principal amount to be paid to but excluding the date of payment.

(c)

All repayments pursuant to this Section 2.11 shall be subject to Section 2.16, but shall otherwise be without premium or penalty.

SECTION 2.12.  Prepayment.

(a)

Each Borrower shall have the right at any time and from time to time to prepay any of its Borrowings, in whole or in part, upon prior written or fax notice (or telephone notice promptly confirmed by written or fax notice) to the Administrative Agent before 1:00 p.m., New York City time, at least three Business Days in advance in the case of Eurodollar Loans, or at least one Business Day in advance in the case of ABR Loans; provided, however, that each partial prepayment shall be in an amount that is an integral multiple of $500,000 and not less than $2,000,000.

(b)

Optional prepayments of Term Loans shall be applied pro rata to the remaining scheduled installments of principal due in respect of the Term Loans in accordance with Section 2.11.

(c)

Each notice of prepayment shall specify the prepayment date and the principal amount of each Borrowing (or portion thereof) to be prepaid, shall be irrevocable and shall commit the relevant Borrower to prepay such Borrowing by the amount stated therein on the date stated therein, provided that a notice of prepayment may state that such notice is conditioned upon consummation of a refinancing, in which case such notice may be revoked by such Borrower (on or prior to the specified effective date) if the refinancing is not consummated.  All prepayments under this Section 2.12 shall be subject to Section 2.16, but otherwise without premium or penalty.  All prepayments under this Section 2.12 shall be accompanied by accrued and unpaid interest on the principal amount to be prepaid to but excluding the date of payment.

SECTION 2.13.  Mandatory Prepayments and Offers of Prepayment.

(a)

In the event of any termination of all the Revolving Credit Commitments, the Revolving Borrower shall, on the date of such termination, repay or prepay all its outstanding Revolving Credit Borrowings and all its outstanding Swingline Loans and replace all its outstanding Letters of Credit and/or deposit an amount equal to the L/C Exposure in cash in a cash collateral account established with the Collateral Agent for the benefit of the Secured Parties. If as a result of any partial reduction of the Revolving Credit Commitments the Aggregate Revolving Credit Exposure would exceed the Total Revolving Credit Commitment after giving effect thereto, then the Revolving Borrower shall, on the date of such reduction, repay or prepay Revolving Credit Borrowings or Swingline Loans (or a combination thereof) and/or cash collateralize Letters of Credit in an amount sufficient to eliminate such excess.

(b)

Not later than ten days following the completion of any Asset Sale or the occurrence of any Recovery Event and Restricted Party’s receipt of Net Cash Proceeds, the Term Borrower shall at its option: (i) provide the Administrative Agent with a Reinvestment Notice or (ii) provide the Administrative Agent with a written notice (x) specifying the amount of Net Cash Proceeds so received and (y) offering to prepay Term Loans in an amount equal to the full amount of such Net Cash Proceeds.  In the event that the Term Borrower elects to provide the notice referred to in clause (ii) of the previous sentence, upon receipt of each such notice the Administrative Agent shall provide the Term Lenders with written notice of such prepayment offer.  Within ten Business Days of receiving such notice from the Administrative Agent, each Term Lender shall notify the Administrative Agent in writing whether such Term Lender accepts the Term Borrower’s prepayment offer.  If any Term Lender declines the Term Borrower’s offer, then such Term Lender’s pro rata share of the prepayment amount shall be applied, on a pro rata basis, to the Term Loans of the Term Lenders that accepted the Term Borrower’s prepayment offer.  Following such ten Business Day period, the Administrative Agent shall notify the Term Borrower of the amount to be prepaid (which shall be equal to (i) the full amount of such Net Cash Proceeds or (ii) if less, the amount necessary to prepay in full the Term Loans of the Term Lenders accepting the prepayment offer, or (iii) zero if no Term Lender accepts the prepayment offer), and the Term Borrower shall pay such prepayment amount to the Administrative Agent, for application to the Term Loans of the relevant Term Lenders, within three Business Days of receiving such notice from the Administrative Agent.

(c)

Subject to Section 2.13(f), in the event that any Restricted Party shall receive Net Cash Proceeds from the issuance or other incurrence of Indebtedness (other than Indebtedness permitted pursuant to Section 6.01 (other than pursuant to clause (A) of the proviso in Section 6.01(h)), the Term Borrower shall, substantially simultaneously with (and in any event not later than the third Business Day next following) the receipt of such Net Cash Proceeds by such Restricted Party, apply the full amount of such Net Cash Proceeds to prepay outstanding Term Loans in accordance with Section 2.13(e).

(d)

Subject to Section 2.13(f), no later than the earlier of (i) 90 days after the end of each fiscal year of the Term Borrower, commencing with the fiscal year ending on December 31, 2006, and (ii) the date on which the financial statements with respect to such period are delivered pursuant to Section 5.01(a), the Term Borrower shall prepay outstanding Term Loans in accordance with Section 2.13(e), in an aggregate principal amount equal to the following percentage of the Excess Cash Flow for the fiscal year then ended or, in the case of the fiscal year ending December 31, 2006, the Excess Cash Flow for the period of the three fiscal quarters ending on December 31, 2006: (A) 50% if the Leverage Ratio at the end of such period, after giving effect to such prepayment, is greater than or equal to 3.5 to 1.0, (B) 25% if the Leverage Ratio at the end of such period, after giving effect to such prepayment, is less than 3.5 to 1.0 but greater than or equal to 2.5 to 1.0, and (c) 0% at all other times.

(e)

Mandatory prepayments of outstanding Term Loans under this Agreement shall be applied pro rata against the remaining scheduled installments due in respect of the Term Loans under Section 2.11.

(f)

During the period commencing on the Closing Date and ending on the fifth anniversary of the Closing Date, mandatory prepayments pursuant to Sections 2.13(c) and (d) shall not be required until a later date if and to the extent that, after giving effect to such prepayments, the aggregate principal amount of the Term Loans repaid or to be repaid during such period pursuant to Section 2.11 plus the aggregate principal amount of Term Loans prepaid pursuant to Sections 2.13 (c) (other than pursuant to clause (A) of the proviso in Section 6.01(h)) and (d) would exceed 25% of the aggregate principal amount of the Term Loans made on the Closing Date.  On the first day following the end of such five year period, the Term Borrower shall prepay in accordance with Section 2.13(e) a principal amount of the Term Loans equal to the aggregate amount of prepayments deferred pursuant to this Section 2.13(f) minus the principal amount of Term Loans voluntarily prepaid by the Term Borrower pursuant to Section 2.12 during such deferral period.

(g)

The Term Borrower shall deliver to the Administrative Agent, at the time of each prepayment required under this Section 2.13, (i) a certificate signed by a Financial Officer of the Term Borrower setting forth in reasonable detail the calculation of the amount and date of such prepayment and (ii) to the extent practicable, at least three days prior written notice of such prepayment.  Each notice of prepayment shall specify the prepayment date, the Type of each Loan being prepaid and the principal amount of each Loan (or portion thereof) to be prepaid.  All prepayments of Borrowings pursuant to this Section 2.13 shall be subject to Section 2.16, but shall otherwise be without premium or penalty.

SECTION 2.14.  Reserve Requirements; Change in Circumstances.

(a)

Notwithstanding any other provision of this Agreement, if any Change in Law shall:

(i)

impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender, the Administrative Agent or the Issuing Bank (except any such reserve requirement which is reflected in the Adjusted LIBO Rate) or

(ii)

impose on any Lender, the Administrative Agent or the Issuing Bank or the London interbank market any other condition affecting this Agreement or Eurodollar Loans made by such Lender or any Letter of Credit or participation therein, and the result of any of the foregoing shall be to increase the cost to such Lender or the Issuing Bank of making or maintaining any Eurodollar Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to any Lender, the Administrative Agent or the Issuing Bank of issuing or maintaining any Letter of Credit or purchasing or maintaining a participation therein or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or otherwise) by an amount deemed by such Lender, the Administrative Agent or the Issuing Bank to be material, then the relevant Borrower will pay to such Lender, the Administrative Agent or the Issuing Bank, as the case may be, upon demand such additional amount or amounts as will compensate such Lender or the Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.

(b)

If any Lender, the Administrative Agent or the Issuing Bank shall have determined that any Change in Law regarding capital adequacy has or would have the effect of reducing the rate of return on such Lender’s, the Administrative Agent’s or the Issuing Bank’s capital or on the capital of such Lender’s, the Administrative Agent’s or the Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit purchased by, such Lender or the Letters of Credit issued by the Issuing Bank to a level below that which such Lender, the Administrative Agent or the Issuing Bank or such Lender’s, the Administrative Agent’s or the Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s, the Administrative Agent’s or the Issuing Bank’s policies and the policies of such Lender’s, the Administrative Agent’s or the Issuing Bank’s holding company with respect to capital adequacy) by an amount deemed by such Lender, the Administrative Agent or the Issuing Bank to be material, then from time to time the relevant Borrower shall pay to such Lender, the Administrative Agent or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender, the Administrative Agent or the Issuing Bank or such Lender’s, the Administrative Agent’s or the Issuing Bank’s holding company for any such reduction suffered.

(c)

A certificate of a Lender, the Administrative Agent or the Issuing Bank setting forth in reasonable detail the basis for and calculation of the amount or amounts payable under paragraph (a) or (b) of this Section shall be delivered to the relevant Borrower and shall be conclusive absent manifest error.  The relevant Borrower shall pay such Lender, the Administrative Agent or the Issuing Bank, as the case may be, the amount or amounts shown as due on any such certificate delivered by it within 10 days after its receipt of the same.

(d)

Failure or delay on the part of any Lender, the Administrative Agent or the Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s, the Administrative Agent’s or the Issuing Bank’s right to demand such compensation; provided that neither Borrower shall be under any obligation to compensate any Lender, the Administrative Agent or the Issuing Bank under paragraph (a) or (b) above for increased costs or reductions with respect to any period prior to the date that is 180 days prior to such request if such Lender, the Administrative Agent or the Issuing Bank knew or could reasonably have been expected to know of the circumstances giving rise to such increased costs or reductions and of the fact that such circumstances would result in a claim for increased compensation by reason of such increased costs or reductions; provided further that the foregoing limitation shall not apply to any increased costs or reductions arising out of the retroactive application of any Change in Law within such 180-day period.  The protection of this Section shall be available to each Lender, the Administrative Agent and the Issuing Bank regardless of any possible contention of the invalidity or inapplicability of the Change in Law that shall have occurred or been imposed.

SECTION  2.15.  Change in Legality.

(a)

Notwithstanding any other provision of this Agreement, if any Change in Law shall make it unlawful for any Lender to make or maintain any Eurodollar Loan or to give effect to its obligations as contemplated hereby with respect to any Eurodollar Loan, then, by written notice to Borrowers and to the Administrative Agent:

(i)

such Lender may declare that Eurodollar Loans will not thereafter (for the duration of such unlawfulness) be made by such Lender hereunder (or be continued for additional Interest Periods and ABR Loans will not thereafter (for such duration) be converted into Eurodollar Loans), whereupon any request for a Eurodollar Borrowing (or to convert an ABR Borrowing to a Eurodollar Borrowing or to continue a Eurodollar Borrowing for an additional Interest Period) shall, as to such Lender only, be deemed a request for an ABR Loan (or a request to continue an ABR Loan as such for an additional Interest Period or to convert a Eurodollar Loan into an ABR Loan, as the case may be), unless such declaration shall be subsequently withdrawn; and

(ii)

such Lender may require that all outstanding Eurodollar Loans made by it be converted to ABR Loans, in which event all such Eurodollar Loans shall be automatically converted to ABR Loans as of the effective date of such notice as provided in paragraph (b) below.

In the event any Lender shall exercise its rights under (i) or (ii) above, all payments and prepayments of principal that would otherwise have been applied to repay the Eurodollar Loans that would have been made by such Lender or the converted Eurodollar Loans of such Lender shall instead be applied to repay the ABR Loans made by such Lender in lieu of, or resulting from the conversion of, such Eurodollar Loans.  Any such conversion of a Eurodollar Loan under (ii) above shall be subject to Section 2.16.

(b)

For purposes of this Section 2.15, a notice to the relevant Borrower by any Lender shall be effective as to each Eurodollar Loan made by such Lender to such Borrower, if lawful, on the last day of the Interest Period then applicable to such Eurodollar Loan; in all other cases such notice shall be effective on the date of receipt by such Borrower.

SECTION 2.16.  Indemnity.  Each Borrower shall indemnify each Lender against any loss or expense that such Lender may sustain or incur as a consequence of (a) any event, other than a default by such Lender in the performance of its obligations hereunder, which results in (i) such Lender receiving any amount on account of the principal of any Eurodollar Loan made to such Borrower prior to the end of the Interest Period in effect therefor, (ii) the conversion of any Eurodollar Loan made to such Borrower to an ABR Loan, or the conversion of the Interest Period with respect to any Eurodollar Loan, in each case other than on the last day of the Interest Period in effect therefor or (iii) any Eurodollar Loan to be made by such Lender to such Borrower (including any Eurodollar Loan to be made pursuant to a conversion or continuation under Section 2.10) not being made after notice of such Loan shall have been given by such Borrower hereunder (any of the events referred to in this clause (a) being called a “Breakage Event”) or (b) any default in the making of any payment or prepayment required to be made by such Borrower hereunder.  In the case of any Breakage Event, such loss shall include an amount equal to the excess, as reasonably determined by such Lender, of (i) its cost of obtaining funds for the Eurodollar Loan that is the subject of such Breakage Event for the period from the date of such Breakage Event to the last day of the Interest Period in effect (or that would have been in effect) for such Loan over (ii) the amount of interest likely to be realized by such Lender in redeploying the funds released or not utilized by reason of such Breakage Event for such period; provided that no Lender shall be entitled to indemnity for Excluded Taxes.  A certificate of any Lender setting forth any amount or amounts which such Lender is entitled to receive pursuant to this Section 2.16 shall be delivered to the relevant Borrower and shall be conclusive absent manifest error.

SECTION 2.17.  Pro Rata Treatment.  Except as provided below in this Section 2.17 with respect to Swingline Loans and as required under Section 2.15, each Borrowing, each payment or prepayment of principal of any Borrowing, each payment of interest on the Loans, each payment of the Commitment Fees, each reduction of the Revolving Credit Commitments and each conversion of any Borrowing to or continuation of any Borrowing as a Borrowing of any Type shall be allocated pro rata among the Lenders in accordance with their respective applicable Commitments (or, if such Commitments shall have expired or been terminated, in accordance with the respective principal amounts of their outstanding Loans).  For purposes of determining the available Revolving Credit Commitments of the Lenders at any time, each outstanding Swingline Loan shall be deemed to have utilized the Revolving Credit Commitments of the Revolving Credit Lenders (including those Lenders which shall not have made Swingline Loans) pro rata in accordance with such respective Revolving Credit Commitments.  Each Lender agrees that in computing such Lender’s portion of any Borrowing to be made hereunder, the Administrative Agent may, in its discretion, round each Lender’s percentage of such Borrowing to the next higher or lower whole Dollar amount.

SECTION 2.18.  Sharing of Setoffs.  Each Lender agrees that if it shall, through the exercise of a right of banker’s lien, setoff or counterclaim against either Borrower or any other Transaction Party, or pursuant to a secured claim under Section 506 of Title 11 of the United States Code or other security or interest arising from, or in lieu of, such secured claim, received by such Lender under any applicable bankruptcy, insolvency or other similar law or otherwise, or by any other means, obtain payment (voluntary or involuntary) in respect of any Loan or Loans or L/C Disbursement as a result of which the unpaid principal portion of its Loans and participations in L/C Disbursements shall be proportionately less than the unpaid principal portion of the Loans and participations in L/C Disbursements of any other Lender, it shall be deemed simultaneously to have purchased from such other Lender at face value, and shall promptly pay to such other Lender the purchase price for, a participation in the Loans and L/C Exposure of such other Lender, so that the aggregate unpaid principal amount of the Loans and L/C Exposure and participations in Loans and L/C Exposure held by each Lender shall be in the same proportion to the aggregate unpaid principal amount of all Loans and L/C Exposure then outstanding as the principal amount of its Loans and L/C Exposure prior to such exercise of banker’s lien, setoff or counterclaim or other event was to the principal amount of all Loans and L/C Exposure outstanding prior to such exercise of banker’s lien, setoff or counterclaim or other event; provided, however, that if any such purchase or purchases or adjustments shall be made pursuant to this Section 2.18 and the payment giving rise thereto shall thereafter be recovered, such purchase or purchases or adjustments shall be rescinded to the extent of such recovery and the purchase price or prices or adjustment restored without interest.  Each Borrower expressly consents to the foregoing arrangements and agrees that any Lender holding a participation in a Loan or L/C Disbursement deemed to have been so purchased may exercise any and all rights of banker’s lien, setoff or counterclaim with respect to any and all moneys owing by such Borrower to such Lender by reason thereof as fully as if such Lender had made a Loan directly to such Borrower in the amount of such participation.

SECTION 2.19.  Payments.

(a)

Each Borrower shall make each payment (including principal of or interest on any Borrowing or any L/C Disbursement or any Fees or other amounts) payable by it hereunder and under any other Loan Document not later than 12:00 (noon), New York City time, on the date when due in immediately available Dollars, without setoff, defense or counterclaim.  Each such payment (other than (i) Issuing Bank Fees, which shall be paid directly to the Issuing Bank, and (ii) principal of and interest on Swingline Loans, which shall be paid directly to the Swingline Lender except as otherwise provided in Section 2.22(e)) shall be made to the Administrative Agent at its offices at Eleven Madison Avenue, New York, NY 10010.  All payments hereunder and under each other Loan Document shall be made in Dollars.  The Administrative Agent shall distribute such payments to the Lenders promptly upon receipt in like funds as received.

(b)

Except as otherwise expressly provided herein, whenever any payment (including principal of or interest on any Borrowing or any Fees or other amounts) hereunder or under any other Loan Document shall become due, or otherwise would occur, on a day that is not a Business Day, such payment may be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or Fees, if applicable.

SECTION 2.20.  Taxes.

(a)

Subject to the other provisions of this Section 2.20, any and all payments by or on account of any obligation of each Borrower or any other Transaction Party hereunder or under any other Loan Document shall, except as required by law, be made free and clear of and without deduction for any Taxes; provided that if any Indemnified Taxes or Other Taxes are required to be withheld or deducted from such payments, then (i) the sum payable by the relevant Borrower shall be increased as necessary so that after all required deductions or withholding (including deductions or withholdings applicable to any additional sums payable under this Section) the Administrative Agent or such Lender (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the relevant Borrower or such other Transaction Party shall make (or cause to be made) such deductions and (iii) the relevant Borrower or such other Transaction Party shall pay (or cause to be paid) the full amount deducted to the relevant Governmental Authority in accordance with applicable law.  In addition, each Borrower or any other Transaction Party hereunder shall pay (or cause to be paid) any Other Taxes to the relevant Governmental Authority in accordance with applicable law.  Each Borrower and any other Transaction Party, as applicable, shall pay all Taxes referred to in this Section 2.20(a) before any penalties are payable or interest accrues thereon.

(b)

The relevant Borrower shall jointly and severally indemnify the Administrative Agent and each Lender for the full amount of any Indemnified Taxes or Other Taxes paid by the Administrative Agent or such Lender, as the case may be, or any of their respective Affiliates, on or with respect to any payment by or on account of any obligation of such Borrower or any Transaction Party hereunder or under any other Loan Document (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section but excluding Excluded Taxes under all circumstances) including any penalties, interest and expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority; provided that if such Borrower determines in good faith that a reasonable basis exists for contesting any Indemnified Taxes or Other Taxes for which such Borrower or other Transaction Party has paid an additional amount or an indemnification to such Lender or the Administrative Agent pursuant to this Section 2.20, such Lender or the Administrative Agent, as applicable, shall reasonably cooperate with such Borrower in challenging such Indemnified Taxes or Other Taxes at such Borrower’s expense if so requested by such Borrower in writing to the extent that such cooperation is not, in the Lender’s or the Administrative Agent’s reasonable discretion, unduly burdensome or disadvantageous.  The relevant Borrower shall not be liable for any indemnification payments with respect to any Taxes imposed to the extent a loss, liability or cost is compensated for by an increased payment under Section 2.20(a) or constitute Excluded Taxes.  The Borrower shall make any such indemnification payments required under this Section 2.20(b) within ten days after the receipt of a written demand from the relevant Lender or Administrative Agent.

(c)

As soon as practicable after any payment of Indemnified Taxes or Other Taxes pursuant to Section 2.20(a), and in any event within 30 days of any such payment being due, the relevant Borrower shall deliver (or cause to be delivered) to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d)

Each Non-U.S. Lender shall (i) furnish on or before the date on which it becomes a party to the Agreement either (a) two accurate and complete originally executed U.S. Internal Revenue Service Form W-8BEN (or successor form), (b) two accurate and complete originally executed U.S. Internal Revenue Service Form W-8ECI (or successor form), and/or (c) two accurate and complete originally executed U.S. Internal Revenue Service Form W-8IMY (together with the forms described in clauses (a) and (b), as required) certifying, in each case, to such Non-U.S. Lender’s legal entitlement to a complete exemption from U.S. federal withholding tax with respect to all interest payments hereunder, and (ii) provide a new Form W-8BEN (or successor form) or Form W-8ECI (or successor form) and/or Form W-8IMY (or successor form) upon the expiration or obsolescence of any previously delivered form to reconfirm complete exemption from U.S. federal withholding tax with respect to any interest payment hereunder to the extent (in case of this clause (ii)) such Non-U.S. Lender is legally able to do so; provided that any Non-U.S. Lender that is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code and is relying on the so-called “portfolio interest exemption” shall also furnish a “Non-Bank Certificate” in the form of Exhibit K together with a Form W-8BEN.  Notwithstanding any other provision of this paragraph, a Non-U.S. Lender that is an assignee shall not be required to deliver any form pursuant to this paragraph that such Non-U.S. Lender is not legally able to deliver.  Subject to Section 2.20(a), if any Non-U.S. Lender that is an assignee fails to provide the certifications described in this paragraph, each such Non-U.S. Lender acknowledges that each Borrower and the Administrative Agent shall be entitled to deduct and withhold any Taxes imposed by the United States or any taxing authority thereof or therein, to the extent required by law.

(e)

Any Lender that is a United States person, as defined in Section 7701(a)(30) of the Code, and is not an exempt recipient within the meaning of Treasury Regulations Section 1.6049-4(c) shall deliver to the Revolving Borrower (with a copy to the Administrative Agent) two accurate and complete original signed copies of Internal Revenue Service Form W-9, or any successor form that such person is entitled to provide at such time in order to comply with United States back-up withholding requirements.

(f)

Without prejudice to the survival of any other agreement of the Borrowers hereunder, the agreements and obligations of the Borrowers contained in this Section 2.20 shall survive the payment in full of all amounts due hereunder.

(g)

In the event that any Lender or the Administrative Agent receives a refund or credit in lieu of a refund in respect of Indemnified Taxes or Other Taxes as to which it has been paid additional amounts by either Borrower pursuant to clause (a) of this Section or indemnified by either Borrower pursuant to clause (b) of this Section and such Lender or the Administrative Agent, as applicable, reasonably determines that such refund or credit in lieu of a refund is attributable to such additional amounts or indemnification, then such Lender or the Administrative Agent, as applicable, shall promptly notify the Administrative Agent and the relevant Borrower and shall within 30 Business Days after the refund or credit in lieu of a refund is actually received remit to the relevant Borrower an amount as such Lender or the Administrative Agent, as applicable, reasonably determines to be the proportion of the refunded or credited amount as will leave such Lender or the Administrative Agent, as applicable, after such remittance, in no better or worse position than it would have been if the Indemnified Taxes or Other Taxes had not been imposed and the corresponding additional amounts or indemnification payment not been made.  Nothing in this Section 2.20(g) shall oblige any Lender or the Administrative Agent to disclose to either Borrower or any other person any information regarding its tax affairs or tax computations or interfere with the right of any Lender or the Administrative Agent to arrange its tax affairs in whatever manner it thinks fit and, in particular, no Lender or the Administrative Agent shall be under any obligation to claim relief from its corporate profits or similar tax liability in credits or deductions available to it and, if it does claim, the extent, order and manner in which it does so shall be at its absolute discretion.

(h)

Each Lender and the Administrative Agent agrees to promptly complete and deliver to the Borrower, so long as it is eligible to do so, any certificate or form reasonably requested in writing by the Term Borrower and required by law in order to secure an exemption from, or reduction in the rate of, deduction or withholding of any Indemnified Taxes or Other Taxes for which either Borrower is required to pay additional amounts pursuant to Section 2.20(a); provided, however, that each Lender and the Administrative Agent shall not be obligated to complete and deliver any form requiring disclosure of information or statements that it considers to be confidential.

SECTION 2.21.  Assignment of Commitments Under Certain Circumstances; Duty to Mitigate.

(a)

In the event (i) any Lender or the Issuing Bank delivers a certificate requesting compensation pursuant to Section 2.14, (ii) any Lender or the Issuing Bank delivers a notice described in Section 2.15, (iii) either Borrower is required to pay any additional amount to any Lender or the Issuing Bank or any Governmental Authority on account of any Lender or the Issuing Bank pursuant to Section 2.20 or (iv) any Lender does not consent to a proposed amendment, modification or waiver of this Agreement requested by the Borrowers which requires the consent of all of the Lenders to become effective (and which is approved by at least the Required Lenders), the Borrowers may, at their sole expense and effort (including with respect to the processing and recordation fee referred to in Section 9.04(b)), upon notice to such Lender or the Issuing Bank and the Administrative Agent, require such Lender or the Issuing Bank to transfer and assign, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all of its interests, rights and obligations under this Agreement to an assignee that shall assume such assigned obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (x) such assignment shall not conflict with any law, rule or regulation or order of any court or other Governmental Authority having jurisdiction, (y) solely with respect to replacements of Lenders pursuant to clauses (i), (ii) or (iii) of this Section, the Borrowers shall have received the prior written consent of the Administrative Agent (and, if a Revolving Credit Commitment is being assigned, of the Issuing Bank and the Swingline Lender), which consent shall not unreasonably be withheld or delayed, and (z) the Borrowers or such assignee shall have paid to the affected Lender or the Issuing Bank in immediately available funds an amount equal to the sum of the principal of and interest accrued to the date of such payment on the outstanding Loans or L/C Disbursements of such Lender or the Issuing Bank, respectively, plus all Fees and other amounts accrued for the account of such Lender or the Issuing Bank hereunder (including any amounts under Section 2.14 and Section 2.16); provided further that, if prior to any such transfer and assignment the circumstances or event that resulted in such Lender’s or the Issuing Bank’s claim for compensation under Section 2.14 or notice under Section 2.15 or the amounts paid pursuant to Section 2.20, as the case may be, cease to cause such Lender or the Issuing Bank to suffer increased costs or reductions in amounts received or receivable or reduction in return on capital, or cease to have the consequences specified in Section 2.15, or cease to result in amounts being payable under Section 2.20, as the case may be (including as a result of any action taken by such Lender or the Issuing Bank pursuant to paragraph (b) below), or if such Lender or the Issuing Bank shall waive its right to claim further compensation under Section 2.14 in respect of such circumstances or event or shall withdraw its notice under Section 2.15 or shall waive its right to further payments under Section 2.20 in respect of such circumstances or event, as the case may be, then such Lender or the Issuing Bank shall not thereafter be required to make any such transfer and assignment hereunder.  In connection with any such replacement, if the replaced Lender does not execute and deliver to the Administrative Agent a duly completed Assignment Agreement reflecting such replacement within five Business Days of the date on which the replacement Lender executes and delivers such Assignment Agreement to the replaced Lender, then such replaced Lender shall be deemed to have executed and delivered such Assignment Agreement.

(b)

If (i) any Lender or the Issuing Bank shall request compensation under Section 2.14, (ii) any Lender or the Issuing Bank delivers a notice described in Section 2.15 or (iii) either Borrower is required to pay any additional amount to any Lender or the Issuing Bank or any Governmental Authority on account of any Lender or the Issuing Bank, pursuant to Section 2.20, then such Lender or the Issuing Bank shall use reasonable efforts (which shall not require such Lender or the Issuing Bank to incur an unreimbursed loss or unreimbursed cost or expense or otherwise take any action inconsistent with its internal policies or legal or regulatory restrictions or suffer any disadvantage or burden deemed by it to be significant) (x) to file any certificate or document reasonably requested in writing by either Borrower or (y) to assign its rights and delegate and transfer its obligations hereunder to another of its offices, branches or affiliates, if such filing or assignment would reduce its claims for compensation under

Section 2.14 or enable it to withdraw its notice pursuant to Section 2.15 or would reduce amounts payable pursuant to Section 2.20, as the case may be, in the future.  The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender or the Issuing Bank in connection with any such filing or assignment, delegation and transfer.

SECTION 2.22.  Swingline Loans.

(a)

Swingline Commitment.  Subject to the terms and conditions hereof and relying upon the representations and warranties set forth herein, the Swingline Lender agrees to make loans to the Revolving Borrower, at any time and from time to time after the Closing Date, and until the earlier of the Revolving Credit Maturity Date and the termination of the Revolving Credit Commitments in accordance with the terms hereof, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of all Swingline Loans exceeding $15,000,000 in the aggregate or (ii) the Aggregate Revolving Credit Exposure, after giving effect to any Swingline Loan, exceeding the Total Revolving Credit Commitment.  Each Swingline Loan shall be in a principal amount that is an integral multiple of $250,000 and not less than $1,000,000.  The Swingline Commitment may be terminated or reduced from time to time as provided herein.  Within the foregoing limits, the Revolving Borrower may borrow, pay or prepay and reborrow Swingline Loans hereunder, subject to the terms, conditions and limitations set forth herein.

(b)

Swingline Loans. The Revolving Borrower shall notify the Administrative Agent by fax, or by telephone (confirmed by fax), not later than 1:00 p.m., New York City time, on the day of a proposed Swingline Loan to be made to it.  Such notice shall be delivered on a Business Day, shall be irrevocable and shall refer to this Agreement and shall specify the requested date (which shall be a Business Day) and amount of such Swingline Loan. The Administrative Agent will promptly advise the Swingline Lender of any notice received from the Revolving Borrower pursuant to this paragraph (b).  The Swingline Lender shall make each Swingline Loan available to the Revolving Borrower by means of a credit to the account of the Revolving Borrower identified in such notice promptly on the date such Swingline Loan is so requested.

(c)

Prepayment. The Revolving Borrower shall have the right at any time and from time to time to prepay any Swingline Loan, in whole or in part, in a principal amount that is an integral multiple of $250,000 and not less than $1,000,000 (or, if all outstanding Swingline Loans are being prepaid, the aggregate principal amount of all such outstanding Swingline Loans), upon giving written or fax notice (or telephone notice promptly confirmed by written or fax notice) to the Swingline Lender before 1:00 p.m., New York City time, on the date of prepayment at the Swingline Lender’s address for notices specified in the Lender Addendum delivered by the Swingline Lender.

(d)

Interest. Each Swingline Loan shall be an ABR Loan and, subject to the provisions of Section 2.07, shall bear interest as provided in Section 2.06(a).

(e)

Participations. The Swingline Lender may by written notice given to the Administrative Agent not later than 10:00 a.m., New York City time, on any Business Day require the Revolving Credit Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans outstanding.  Such notice shall specify the aggregate amount of

Swingline Loans in which Revolving Credit Lenders will participate.  The Administrative Agent will, promptly upon receipt of such notice, give notice to each Revolving Credit Lender, specifying in such notice such Lender’s Pro Rata Percentage of such Swingline Loan or Loans.  In furtherance of the foregoing, each Revolving Credit Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Administrative Agent, for the account of the Swingline Lender, such Revolving Credit Lender’s Pro Rata Percentage of such Swingline Loan or Loans.  Each Revolving Credit Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or an Event of Default, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.  Each Revolving Credit Lender shall comply with its obligation under this paragraph by wire transfer of immediately available funds, in the same manner as provided in Section 2.02(c) with respect to Loans made by such Lender (and Section 2.02(c) shall apply, mutatis mutandis, to the payment obligations of the Lenders under this Section) and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Lenders.  The Administrative Agent shall notify the Revolving Borrower of any participations in any Swingline Loan acquired pursuant to this paragraph and thereafter payments in respect of such Swingline Loan shall be made to the Administrative Agent and not to the Swingline Lender.  Any amounts received by the Swingline Lender from the Revolving Borrower (or other party on behalf of the Revolving Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Administrative Agent; any such amounts received by the Administrative Agent shall be promptly remitted by the Administrative Agent to the Lenders that shall have made their payments pursuant to this paragraph and to the Swingline Lender, as their interests may appear. The purchase of participations in a Swingline Loan pursuant to this paragraph shall not relieve the Revolving Borrower (or other party liable for obligations of the Revolving Borrower) of any default in the payment thereof.

SECTION 2.23.  Letters of Credit.

(a)

General.  Subject to the terms and conditions hereof, the Revolving Borrower may request the issuance of a Letter of Credit at any time and from time to time prior to the date that is 30 days prior to the termination of the Revolving Credit Commitments for its own account or for the account of any other Transaction Party (in which case the Revolving Borrower and such other Transaction Party shall be co-applicants with respect to such Letter of Credit), in a form reasonably acceptable to the Administrative Agent and the Issuing Bank.  This Section shall not be construed to impose an obligation upon the Issuing Bank to issue any Letter of Credit that is inconsistent with the terms and conditions of this Agreement.

(b)

Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions.  In order to request the issuance of a Letter of Credit (or to amend, renew or extend an existing Letter of Credit), the Revolving Borrower shall hand deliver or fax to the Issuing Bank and the Administrative Agent (no less than five Business Days (or such shorter period of time acceptable to the Issuing Bank) in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, the date of issuance, amendment, renewal or extension, the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) below), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare such Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if, and upon issuance, amendment, renewal or extension of each Letter of Credit the Revolving Borrower shall be deemed to represent and warrant that, after giving effect to such issuance, amendment, renewal or extension (i) the L/C Exposure shall not exceed $10,000,000 and (ii) the Aggregate Revolving Credit Exposure shall not exceed the Total Revolving Credit Commitment.

(c)

Expiration Date.  Each Letter of Credit shall expire at the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit and (ii) the date that is five Business Days prior to the Revolving Credit Maturity Date, unless such Letter of Credit expires by its terms on an earlier date; provided, however, that a Letter of Credit may, upon the request of the Revolving Borrower, include a provision whereby such Letter of Credit shall be renewed automatically for additional consecutive periods of 12 months or less (but not beyond the date that is five Business Days prior to the Revolving Credit Maturity Date) unless the Issuing Bank notifies the beneficiary thereof at least 30 days prior to the then-applicable expiration date that such Letter of Credit will not be renewed.

(d)

Participations. By the issuance of a Letter of Credit and without any further action on the part of the Issuing Bank or the Lenders, the Issuing Bank hereby grants to each Revolving Credit Lender, and each such Lender hereby acquires from the Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Pro Rata Percentage of the aggregate amount available to be drawn under such Letter of Credit, effective upon the issuance of such Letter of Credit.  In consideration and in furtherance of the foregoing, each Revolving Credit Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Issuing Bank, such Lender’s Pro Rata Percentage of each L/C Disbursement made by the Issuing Bank and not reimbursed by the Revolving Borrower (or, if applicable, another party pursuant to its obligations under any other Loan Document) forthwith on the date due as provided in Section 2.02(f).  Each Revolving Credit Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or an Event of Default, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e)

Reimbursement. If the Issuing Bank shall make any L/C Disbursement in respect of a Letter of Credit, the Revolving Borrower shall pay to the Administrative Agent an amount equal to such L/C Disbursement not later than two hours after the Revolving Borrower shall have received notice from the Issuing Bank that payment of such draft will be made, or, if the Revolving Borrower shall have received such notice later than 1:00 p.m., New York City time, on any Business Day, not later than 10:00 a.m., New York City time, on the immediately following Business Day.

(f)

Obligations Absolute.  The Revolving Borrower’s obligations to reimburse L/C Disbursements as provided in paragraph (e) above shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement, under any and all circumstances whatsoever, and irrespective of:

(i)

any lack of validity or enforceability of any Letter of Credit or any Loan Document, or any term or provision therein;

(ii)

any amendment or waiver of, or any consent to departure from, all or any of the provisions of any Letter of Credit or any Loan Document;

(iii)

the existence of any claim, setoff, defense or other right that the Revolving Borrower, any other party guaranteeing, or otherwise obligated with, the Revolving Borrower, any subsidiary or other Affiliate thereof or any other person may at any time have against the beneficiary under any Letter of Credit, the Issuing Bank, the Administrative Agent or any Lender or any other person, whether in connection with this Agreement, any other Loan Document or any other related or unrelated agreement or transaction;

(iv)

any draft or other document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;

(v)

payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit; and

(vi)

any other act or omission to act or delay of any kind of the Issuing Bank, any Lender, the Administrative Agent or any other person or any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of the Revolving Borrower’s obligations hereunder.

Without limiting the generality of the foregoing, it is expressly understood and agreed that the absolute and unconditional obligation of the Revolving Borrower hereunder to reimburse L/C Disbursements will not be excused by the gross negligence or willful misconduct of the Issuing Bank.  However, the foregoing shall not be construed to excuse the Issuing Bank from liability to the Revolving Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Revolving Borrower to the extent permitted by applicable law) suffered by the Revolving Borrower that are caused by the Issuing Bank’s gross negligence or willful misconduct in determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof; it is understood that the Issuing Bank may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary and, in making any payment under any Letter of Credit (i) the Issuing Bank’s exclusive reliance on the documents presented to it under such Letter of Credit as to any and all matters set forth therein, including reliance on the amount of any draft presented under such Letter of Credit, whether or not the amount due to the beneficiary thereunder equals the amount of such draft and whether or not any document presented pursuant to such Letter of Credit proves to be insufficient in any respect, if such document on its face appears to be in order, and whether or not any other statement or any other document presented pursuant to such Letter of Credit proves to be forged or invalid or any statement therein proves to be inaccurate or untrue in any respect whatsoever and (ii) any noncompliance in any immaterial respect of the documents presented under such Letter of Credit with the terms thereof shall, in each case, be deemed not to constitute willful misconduct or gross negligence of the Issuing Bank.

(g)

Disbursement Procedures. The Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit.  The Issuing Bank shall as promptly as possible give telephonic notification, confirmed by fax, to the Administrative Agent and the Revolving Borrower of such demand for payment and whether the Issuing Bank has made or will make an L/C Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Revolving Borrower of its obligation to reimburse the Issuing Bank and the applicable Lenders with respect to any such L/C Disbursement.  The Administrative Agent shall promptly give each Revolving Credit Lender notice thereof.

(h)

Interim Interest. If the Issuing Bank shall make any L/C Disbursement in respect of a Letter of Credit, then, unless the Revolving Borrower shall reimburse such L/C Disbursement in full on such date, the unpaid amount thereof shall bear interest for the account of the Issuing Bank, for each day from and including the date of such L/C Disbursement to but excluding the earlier of the date of payment by the Revolving Borrower or the date on which interest shall commence to accrue thereon as provided in Section 2.02(f), at the rate per annum that would apply to such amount if such amount were an ABR Revolving Loan.

(i)

Resignation or Removal of the Issuing Bank.  The Issuing Bank may resign at any time by giving 30 days’ prior written notice to the Administrative Agent, the Lenders and the Revolving Borrower.  Subject to the last sentence of this paragraph, upon the acceptance of any appointment as the Issuing Bank hereunder by a Lender that shall agree to serve as successor Issuing Bank, such successor shall succeed to and become vested with all the interests, rights and obligations of the retiring Issuing Bank and the retiring Issuing Bank shall be discharged from its obligations to issue additional Letters of Credit hereunder.  At the time such removal or resignation shall become effective, the Revolving Borrower shall pay all accrued and unpaid fees pursuant to Section 2.05(c)(ii).  The acceptance of any appointment as the Issuing Bank hereunder by a successor Lender shall be evidenced by an agreement entered into by such successor, in a form satisfactory to the Revolving Borrower and the Administrative Agent, and, from and after the effective date of such agreement, (i) such successor Lender shall have all the rights and obligations of the previous Issuing Bank under this Agreement and the other Loan Documents and (ii) references herein and in the other Loan Documents to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require.  After the resignation or removal of the Issuing Bank hereunder, the retiring Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement and the other Loan Documents with respect to Letters of Credit issued by it prior to such resignation or removal, but shall not be required to issue additional Letters of Credit.

(j)

Cash Collateralization. If any Event of Default shall occur and be continuing, the Revolving Borrower shall, on the Business Day it receives notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Revolving Credit Lenders representing greater than 50% of the total L/C Exposure) thereof and of the amount to be deposited, deposit in an account with the Collateral Agent, for the ratable benefit of the Revolving Credit Lenders, an amount in cash equal to the L/C Exposure as of such date.  Such deposit shall be held by the Collateral Agent as collateral for the payment and performance of the obligations of the Revolving Borrower under this Agreement.  The Collateral Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account.  Other than any interest earned on the investment of such deposits in Permitted Investments, which investments shall be made at the option and sole discretion of the Collateral Agent, such deposits shall not bear interest.  Interest or profits, if any, on such investments shall accumulate in such account.  Moneys in such account shall (i) automatically be applied by the Administrative Agent to reimburse the Issuing Bank for L/C Disbursements for which it has not been reimbursed, (ii) be held for the satisfaction of the reimbursement obligations of the Revolving Borrower for the L/C Exposure at such time and (iii) if the maturity of the Loans has been accelerated (but subject to the consent of Revolving Credit Lenders representing greater than 50% of the total L/C Exposure), be applied to satisfy the Obligations.  If the Revolving Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Revolving Borrower within three Business Days after all Events of Default have been cured or waived or the Obligations have been satisfied and the Commitments terminated.

(k)

Additional Issuing Banks.  Without limiting the Revolving Borrower’s rights to enter into other letter of credit arrangements that are in compliance with Section 6.01, the Revolving Borrower may, at any time and from time to time with the consent of the Administrative Agent (which consent shall not be unreasonably withheld) and such Lender, designate one or more additional Lenders to act as an issuing bank under the terms of the Agreement.  Any Lender designated as an issuing bank pursuant to this paragraph shall be deemed to be an “Issuing Bank” (in addition to being a Lender) in respect of Letters of Credit issued or to be issued by such Lender, and, with respect to such Letters of Credit, such term shall thereafter apply to the other Issuing Bank and such Lender.

ARTICLE III.

Representations and Warranties

Each of the Borrowers jointly and severally represents and warrants to the Arrangers, the Administrative Agent, the Collateral Agent, the Issuing Bank and each of the Lenders that:

SECTION 3.01.  Organization; Powers.  Each of the Restricted Parties (a) is duly organized or formed, validly existing and (if applicable) in good standing under the laws of the jurisdiction of its organization or formation, (b) has all requisite power and authority to own and operate its property and assets, to lease the property it operates as lessee and to carry on its business as now conducted and as proposed to be conducted, (c) is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required, except where the failure so to qualify, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect and (d) has the power and authority to execute, deliver and perform its obligations under this Agreement and each of the other Loan Documents to which it is or will be a party, the Acquisition Documents to which it is or will be a party and each other agreement or instrument contemplated hereby or thereby to which it is or will be a party, including, in the case of each Borrower, to borrow hereunder, in the case of each Transaction Party, to grant the Liens contemplated to be granted by it under the Security Documents and, in the case of each Subsidiary Guarantor, to guarantee the Obligations as provided in Article X.

SECTION 3.02.  Authorization; No Conflicts.  The Transactions (a) have been duly authorized by all requisite corporate, partnership or limited liability company and, if required, stockholder, partner or member action of the Transaction Parties and (b) will not (i) violate (A) any provision of law, statute, rule or regulation, or of the certificate or articles of incorporation or other constitutive documents or by-laws of any Transaction Party, (B) any order of any Governmental Authority or arbitrator, or (C) any provision of any indenture, material agreement or other material instrument to which any Angiotech Party is a party or by which any of them or any of their property is or may be bound, (ii) be in conflict with, result in a breach of or constitute (alone or with notice or lapse of time or both) a default under, or give rise to any right to accelerate or to require the prepayment, repurchase or redemption of any obligation under any such indenture, agreement or other instrument, or (iii) result in the creation or imposition of any Lien upon or with respect to any property or assets now owned or hereafter acquired by any Angiotech Party (other than Liens created under the Security Documents).

SECTION 3.03.  Enforceability.  This Agreement has been duly executed and delivered by each of the Transaction Parties party hereto and constitutes, and each other Loan Document when executed and delivered by each Transaction Party party thereto will constitute, a legal, valid and binding obligation of such Transaction Party enforceable against such Transaction Party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 3.04.  Governmental Approvals.  No action, consent or approval of, registration or filing with, Permit from, notice to, or any other action by, any Governmental Authority is or will be required in connection with the Transactions, except for filings necessary to perfect Liens created pursuant to the Loan Documents and such as have been made or obtained and are in full force and effect.

SECTION 3.05.  Financial Statements.

(a)

The Term Borrower has heretofore furnished to the Lenders (i) the consolidated balance sheets and statements of income, stockholder’s equity and cash flows for the Term Borrower and AMIH, in each case as of and for the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003, in each case audited by and accompanied by the opinions of  Ernst & Young LLP in the case of the Term Borrower and Pricewaterhouse Coopers LLP in the case of AMIH, and (ii) GAAP unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for each fiscal month after the most recent annual period for which financial statements were provided to the Administrative Agent as provided above and ended at least 30 days before the Closing Date.  Such financial statements present fairly in all material respects the financial condition and results of operations and cash flows of the Term Borrower and the

Revolving Borrower and their respective consolidated Subsidiaries as of such dates and for such periods.  Such balance sheets and the notes thereto disclose all material liabilities, direct or contingent, of each of the Term Borrower and the Revolving Borrower and their respective consolidated Subsidiaries as of the dates thereof.  Such financial statements were prepared in accordance with GAAP applied on a consistent basis.

(b)

The Term Borrower has heretofore delivered to the Lenders its unaudited pro forma consolidated balance sheet and statement of income as of December 31, 2005, prepared giving effect to the Transactions as if they had occurred, with respect to such balance sheet, on such date and, with respect to such other financial statements, on the first day of the 12-month period ending on such date.  Such pro forma financial statements (i) have been prepared in good faith by the Term Borrower, based on the assumptions used to prepare the pro forma financial information contained in the Confidential Information Memorandum (which assumptions are believed by the Term Borrower on the date hereof and on the Closing Date to be reasonable), (ii) are based on the best information available to the Term Borrower after due inquiry as of the date of delivery thereof, (iii) accurately reflect all adjustments required to be made to give effect to the Transactions and (iv) present fairly in all material respects on a pro forma basis the estimated consolidated financial position of the Term Borrower and its consolidated Subsidiaries as of such date and for such period, assuming that the Transactions had actually occurred at such date or at the beginning of such period, as the case may be.

SECTION 3.06.  No Material Adverse Change  No event, change or condition has occurred since December 31, 2005 that has caused, or could reasonably be expected to cause, a Material Adverse Effect.

SECTION 3.07.  Properties.

(a)

As of the date of this Agreement, Schedule 3.07(a) completely and correctly sets forth the address of each parcel of real property that is owned or leased by each Restricted Party after giving effect to the Transactions, indicating for each parcel whether it is owned or leased, including in the case of leased Real Property, the landlord name, lease date and lease expiration date.  Each of such leases and subleases is valid and enforceable in accordance with its terms and is in full force and effect, and no default by any Restricted Party or, to the knowledge of the Borrowers, any other party to any such lease or sublease exists, except any such default that could not reasonably be expected to result in a Material Adverse Effect.  Each of the Restricted Parties has good title to, or valid leasehold interests in, all its real and personal property material to its business (including the Mortgaged Properties), except as expressly permitted by Section 6.02 and any defects in title that could not reasonably be expected to cause a Material Adverse Effect.

(b)

Subject to the last sentence of this Section 3.07(b), the Restricted Parties own, or have sufficient rights to use, all Intellectual Property used in and material to the business of the Restricted Parties, taken as a whole, as currently conducted (the “Material Intellectual Property”). A list (correct and complete in all material respects) of all Intellectual Property that is registered with a Governmental Authority or is the subject of an application for registration therewith, in each case that is owned by a Transaction Party or by any of the Subsidiaries organized in Switzerland as of the date of this Agreement, is set forth on Schedule 3.07(b). To the knowledge of the Restricted Parties, the use of the Material Intellectual Property by the Restricted Parties does not infringe in any material respect upon the intellectual property rights of any other person, and, as of the date of this Agreement, the Restricted Parties’ rights thereto are not subject to any licensing agreement or similar arrangement, except as set forth on Schedule 3.07(b).

(c)

As of the Effective Date, no Restricted Party has received notice of, or, to the knowledge of any Responsible Officer of any Restricted Party or any of its subsidiaries, has knowledge of, any pending or contemplated condemnation or expropriation proceeding affecting any Mortgaged Property or any sale or disposition thereof in lieu of condemnation.  Except in respect of any purchase agreement entered into for Mortgaged Property that does not conflict with the terms hereof, neither any Mortgaged Property nor any interest therein is subject to any right of first refusal, option or other contractual right to purchase such Mortgaged Property or interest therein.

SECTION 3.08.  Subsidiaries.  Schedule 3.08 sets forth as of the Closing Date a list of all Subsidiaries, after giving effect to the Acquisition, including each Subsidiary’s exact legal name (as reflected in such Subsidiary’s certificate or articles of incorporation or other constitutive documents) and jurisdiction of incorporation or formation and the percentage ownership interest of the Term Borrower (direct or indirect) therein, and identifies each Subsidiary that is Transaction Party.  The shares of capital stock or other Equity Interests so indicated on Schedule 3.08 are (where applicable) fully paid and non-assessable and are owned by the Term Borrower, directly or indirectly, free and clear of all Liens (other than Liens expressly permitted by clauses (b) or (d) of Section 6.02).

SECTION 3.09.  Litigation; Compliance with Laws.

(a)

There are no actions, suits or proceedings at law or in equity or by or before any arbitrator or Governmental Authority now pending or, to the knowledge of the Borrowers, threatened against or affecting any Restricted Party or any business, property or rights of any such person (i) that involve any Loan Document or the Transactions or (ii) except as set forth on Schedule 3.09, which could reasonably be expected, individually or in the aggregate to result in a Material Adverse Effect.

(b)

Since the date of this Agreement, there has been no change in the status of the matters disclosed on Schedule 3.09 that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

(c)

None of the Restricted Parties or any of their respective material properties or assets is in violation of, nor will the continued operation of their material properties and assets as currently conducted violate, any law, rule or regulation (including any zoning, building, Environmental Law, ordinance, code or approval or any building permits) or any restrictions of record or agreements affecting the Mortgaged Property, or is in default with respect to any judgment, writ, injunction, decree or order of any Governmental Authority, where, in each case in this paragraph (c), such violation or default, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

SECTION 3.10.  Agreements.  No Restricted Party is in default in any manner under any provision of any agreement or instrument, or subject to any corporate restriction, that,

individually or in the aggregate, has resulted or could reasonably be expected to result in a Material Adverse Effect.

SECTION 3.11.  Federal Reserve Regulations.

(a)

No Angiotech Party is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock.

(b)

None of the transactions contemplated by this Agreement (including the making of the Loans and the use of the proceeds thereof, including any refinancing or retirement of Indebtedness with the proceeds thereof) will violate or result in the violation of any of the provisions of the Regulations of the Board, including Regulation T, U or X.  If requested by any Lender or the Administrative Agent, each of the Borrowers will furnish to the Administrative Agent and each Lender a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U-1 referred to in Regulation U.

SECTION 3.12.  Investment Company Act.  No Angiotech Party is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

SECTION 3.13.  Use of Proceeds.  The Term Borrower will use the proceeds of the Term Loans solely on the Closing Date to make the fund transfers provided for in the Funding Agreement and the Primary Intercompany Loan and to pay fees and expenses related to the Transactions.  The Revolving Borrower will use the proceeds of the Primary Intercompany Loan solely on the Closing Date to pay the Acquisition Consideration and to redeem or repay Indebtedness of AMIH or any of its Subsidiaries, and will use the proceeds of the Revolving Loans and the Swingline Loans solely for general corporate purposes.  The Revolving Borrower will request the issuance of Letters of Credit solely to support payment obligations incurred in the ordinary course of business by the Revolving Borrower and the other Transaction Parties.

SECTION 3.14.  Taxes.  Except as set forth on Schedule 3.14, each Restricted Party (a) has timely filed or caused to be filed all Tax returns and reports required to have been filed, except to the extent that failure to do so could not reasonably be expected to result in a Material Adverse Effect and (b) has paid or caused to be paid all material Taxes required to have been paid by it, except Taxes that are being contested in good faith by appropriate proceedings and for which such Restricted Party has set aside on its books adequate reserves as required by GAAP.

SECTION 3.15.  No Material Misstatements; Acquisition Documents.

(a)

The Borrowers have disclosed to the Arrangers, the Administrative Agent and the Lenders all agreements, instruments and corporate or other restrictions to which any Angiotech Party is subject, and all other matters known to the Borrowers, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.  None of (i) the Confidential Information Memorandum (but not including “Forward Looking Statements” as to which the disclaimers set forth at page 17 thereof apply) or (ii) any other factual information, report, financial statement, exhibit or schedule furnished by or on behalf of any Transaction Party to the Arrangers, the Administrative Agent or any Lender for use in connection with the transactions contemplated by the Loan Documents or in connection with the negotiation of any Loan Document or included therein or delivered pursuant thereto, when taken as a whole, contained, contains or will contain (in each case as of the date of its delivery to the Arrangers, the Administrative Agent or any Lender) any material misstatement of fact or omitted, omits or will omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were, are or will be made, not misleading; provided that to the extent any such information, report, financial statement, exhibit or schedule was based upon or constitutes a forecast or projection, the Borrowers represent only that they acted in good faith and utilized assumptions believed by management of the Borrowers to be reasonable at the time made in the preparation of such information, report, financial statement, exhibit or schedule.

(b)

As of the Closing Date, the representations and warranties of AMIH and the Sellers set forth in the Acquisition Documents, when taken as a whole, are not inaccurante or misleading, and do not omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in either case in any respect material to the Transaction Parties taken as a whole.

SECTION 3.16.  Employee Benefit Plans.

(a)

ERISA.  Each Benefit Plan, the Revolving Borrower and each of its ERISA Affiliates is in compliance in all material respects with the applicable provisions of ERISA and the Code and the regulations and published interpretations thereunder.  Each Benefit Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or an application for such letter is currently being processed by the Internal Revenue Service with respect thereto and, to the best knowledge of the Borrowers, nothing has occurred which would prevent, or cause the loss of, such qualification.  No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events, could reasonably be expected to result in a Material Adverse Effect.  The required funding liabilities under each Benefit Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of December 31, 2005, exceed by more than $1,000,000 the fair market value of the assets of such Benefit Plan, and the present value of all benefit liabilities of all underfunded Benefit Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of December 31, 2005, exceed by more than $1,000,000 the fair market value of the assets of all such underfunded Benefit Plans.  There are no pending or, to the best knowledge of the Borrowers, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Benefit Plan that could reasonably be expected to have a Material Adverse Effect.

(b)

Canadian Benefit and Pension Plans.  The Canadian Benefit Plans and Canadian Pension Plans are and have been duly established, registered, if applicable, administered, funded, if applicable, and invested, if applicable, in all material respects in accordance with the terms of such Canadian Benefit Plans and Canadian Pension Plans, as applicable, including the terms of the material documents that support such Canadian Benefit Plans and Canadian Pension Plans, any applicable collective agreement and any Requirement of Law.  No event has occurred which is reasonably likely to cause the revocation of the registered status of any Canadian Benefit Plan or Canadian Pension Plan or entitle any Governmental Authority (with the consent of the Term

Borrower) to wind-up or terminate any Canadian Pension Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any Canadian Benefit Plan or Canadian Pension Plan.  As of the Effective Date, there are no outstanding disputes concerning the assets held under the funding agreements for the Canadian Pension Plans or the Canadian Benefit Plans.  The funded status, on a partial wind-up or full wind-up basis, as specified in the attached Schedule 3.16(b), of each of the Canadian Pension Plans as determined in the actuarial valuations last filed with the applicable Governmental Authorities prior to the Effective Date, which were prepared in accordance with applicable law and based on methods and assumptions that are consistent with generally accepted actuarial principles, is set out in Schedule 3.16(b).  To the knowledge of the Term Borrower, except as set out in Schedule 3.16(b), there has been no full or partial terminations of any Canadian Pension Plan.  As of the Effective Date, except as set out in Schedule 3.16(b), no Angiotech Party has received any inquiries from any Governmental Authority and no notice of any dispute with respect to the potential application of the decision of the Supreme Court of Canada in Monsanto Canada Inc. v. Superintendent of Financial Services (Ontario) [2004], 3 S.C.R. 152 to any Canadian Pension Plan.  No promises of benefit improvements under the Canadian Pension Plans or the Canadian Benefit Plans have been made except where such improvement could not reasonably be expected to have a Material Adverse Effect.  All contributions or premiums required to be made or paid by any Angiotech Party to the Canadian Pension Plans, any Canadian Multi-Employer Plan or the Canadian Benefit Plans have been made or paid in a timely fashion in accordance with the terms of such plans and all Requirements of Law.  All employee contributions to the Canadian Pension Plans or the Canadian Benefit Plans by way of authorized payroll deduction or otherwise have been properly withheld or collected by the relevant Angiotech Party and fully paid into such plans in a timely manner.  Schedule 3.16(b) lists, as of the Effective Date, all “participation agreements” entered into by any Angiotech Party and a labor union with respect to any Angiotech Party’s participation in a Canadian Multi-Employer Plan and the most current executed supplement thereto as of the Effective Date.  The pension fund under each Canadian Pension Plan is exempt from the payment of any income tax and, to the knowledge of the Term Borrower, there are no taxes, penalties or interest owing in respect of any such pension fund.  All material reports and disclosures relating to the Canadian Pension Plans required by such plans and any Requirement of Law to be filed or distributed have been filed or distributed in a timely manner.  None of the Canadian Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries to the dependents of such employees.

SECTION 3.17.  Environmental Matters.  Except with respect to matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, no Restricted Party:

(i)

has failed to comply with any Environmental Law or to take, in a timely manner, all actions necessary to obtain, maintain, renew and comply with any Environmental Permit, and all such Environmental Permits are in full force and effect and not subject to any administrative or judicial appeal;

(ii)

has become a party to any governmental, administrative or judicial proceeding or possesses knowledge of any such proceeding that has been threatened under Environmental Law;

(iii)

has received written notice of, become subject to, or is aware of any Environmental Liability other than those which have been fully and finally resolved and for which no obligations remain outstanding;

(vi)

possesses knowledge that any Mortgaged Property (A) is subject to any Lien, restriction on ownership, occupancy, use or transferability imposed pursuant to Environmental Law or (B) contains or previously contained Hazardous Materials of a form or type or in a quantity or location that could reasonably be expected to result in any Environmental Liability;

(v)

possesses knowledge that there has been a Release or threat of Release of Hazardous Materials at or from the Mortgaged Properties (or from any facilities or other properties formerly owned, leased or operated by any Restricted Party) in violation of, or in amounts or in a manner that could reasonably be expected to give rise to liability under, any Environmental Law;

(vi)

has generated, treated, stored, transported, or Released Hazardous Materials from the Mortgaged Properties (or from any facilities or other properties formerly owned, leased or operated any Restricted Party) in violation of, or in a manner or to a location that could reasonably be expected to give rise to liability under, any Environmental Law;

(vii)

is aware of any facts, circumstances, conditions or occurrences in respect of any of the facilities and properties owned, leased or operated that could reasonably be expected to (A) form the basis of any action, suit, claim or other judicial or administrative proceeding relating to liability under or noncompliance with Environmental Law on the part of any Restricted Party or (B) interfere with or prevent continued compliance with Environmental Laws by any Restricted Party; or

(viii)

has pursuant to any order, decree, judgment or agreement by which it is bound or has assumed the Environmental Liability for any person.

SECTION 3.18.  Insurance.  Schedule 3.18 sets forth a true, complete and correct description of all insurance maintained by or on behalf of each of the Restricted Parties as of the Closing Date.  As of the Closing Date, such insurance is in full force and effect and all premiums have been duly paid.  Each of the Restricted Parties is insured by financially sound and reputable insurers and such insurance is in such amounts and covering such risks and liabilities (and with such deductibles, retentions and exclusions) as are in the Borrowers’ reasonable judgment in accordance with normal and prudent industry practice.  No Restricted Party (a) has received notice from any insurer (or any agent thereof) that substantial capital improvements or other substantial expenditures will have to be made in order to continue such insurance, or (b) has any reason to believe that it will not be able to renew its existing coverage as and when such coverage expires or to obtain similar coverage from similar insurers at a substantially similar cost.

SECTION 3.19.  Security Documents.

(a)

The Canadian Security Agreement is effective to create in favor of the Collateral Agent, for the ratable benefit of the Secured Parties, a legal, valid, binding and enforceable security interest in the Collateral described therein in which a security interest can be created under the applicable PPSA and proceeds thereof and (i) in the case of the Pledged Collateral described in the Canadian Security Agreement, upon the earlier of (A) when such Pledged Collateral is delivered to the Collateral Agent and (B) when financing statements in appropriate form are filed in the offices specified on Schedule 3.19(a) and (ii) in the case of all other Collateral described therein in which a security interest can be created under the applicable PPSA (other than Intellectual Property Collateral), when financing statements in appropriate form are filed in the offices specified on Schedule 3.19(a), the Canadian Security Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the grantors thereunder in such Collateral in which a security interest can be created under and perfected by filing a financing statement or delivering possession pursuant to the applicable PPSA and proceeds thereof, as security for the Obligations, in each case prior and superior to the rights of any other person (except, in the case of all Collateral other than Pledged Collateral, with respect to Liens expressly permitted by Section 6.02 and, in the case of Pledged Collateral, with respect to any Liens expressly permitted by clauses (b) or (d) of Section 6.02).

(b)

The U.S. Security Agreement is effective to create in favor of the Collateral Agent, for the ratable benefit of the Secured Parties, a legal, valid, binding and enforceable security interest in the Collateral described therein in which a security interest can be created under Article 8 or 9 of the UCC and proceeds thereof and (i) in the case of the Pledged Collateral, upon the earlier of (A) when such Pledged Collateral is delivered to the Collateral Agent and (B) when financing statements in appropriate form are filed in the offices specified on Schedule 3.19(b) and (ii) in the case of all other Collateral described therein in which a security interest can be created under Article 8 or 9 of the UCC (other than Intellectual Property Collateral), when financing statements in appropriate form are filed in the offices specified on Schedule 3.19(b), the U.S. Security Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the grantors thereunder in such Collateral in which a security interest can be created under Article 8 or 9 of the UCC and proceeds thereof, as security for the Obligations, in each case prior and superior to the rights of any other person (except, in the case of all Collateral other than Pledged Collateral, with respect to Liens expressly permitted by Section 6.02 and, in the case of Pledged Collateral, with respect to any Liens expressly permitted by clauses (b) or (d) of Section 6.02).

(c)

The Hungarian Pledge Agreement is effective to create in favor of the Collateral Agent, for the ratable benefit of the Secured Parties, a legal, valid, binding and enforceable security interest in and pledge of the Subordinated Primary Intercompany Note and the Hungarian Subsidiary’s rights and interests under the Subordinated Intercompany Note as security for the Obligations which ranks prior and superior to the right of any other person.

(d)

Each Intellectual Property Security Agreement is effective to create in favor of the Collateral Agent, for the ratable benefit of the Secured Parties, a legal, valid, binding and enforceable security interest in the Intellectual Property Collateral described therein and proceeds thereof.  When each Intellectual Property Security Agreement is recorded in the Canadian Intellectual Property Office, together with financing statements in appropriate form filed in the offices specified in Schedule 3.19(d), such Intellectual Property Security Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the grantors thereunder in the Intellectual Property Collateral in which a security interest may be perfected by filing in Canada and proceeds thereof, as security for the Obligations, in each case prior and superior in right to any other person (except with respect to Liens expressly permitted by Section 6.02) (it being understood that subsequent recordings in the Canadian Intellectual Property Office may be necessary with respect to registered trademarks, trademark applications and copyrights acquired by the grantors after the date hereof).

(e)

When each Intellectual Property Security Agreement is filed in the United States Patent and Trademark Office and the United States Copyright Office, respectively, together with financing statements in appropriate form filed in the offices specified in Schedule 3.19(e), such Intellectual Property Security Agreement shall constitute a perfected Lien on, and security interest in, all right, title and interest of the grantors thereunder in the Intellectual Property Collateral registered with such offices in which a security interest may be perfected by filing in the United States and proceeds thereof, as security for the Obligations, in each case prior and superior in right to any other person (except with respect to Liens expressly permitted by Section 6.02) (it being understood that subsequent recordings in the United States Patent and Trademark Office and the United States Copyright Office may be necessary to perfect a lien on registered trademarks, trademark applications, patents, patent applications and copyrights acquired by the grantors after the date hereof).

(f)

Each of the Mortgages is effective to create in favor of the Collateral Agent, for the ratable benefit of the Secured Parties, a legal, valid, binding and enforceable Lien on, and security interest in, all of the Transaction Parties’ right, title and interest in and to the Mortgaged Property thereunder and proceeds thereof, and when the Mortgages are filed in the offices specified on Schedule 3.19(f), each such Mortgage shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the grantors thereof in such Mortgaged Property and proceeds thereof, as security for the Obligations, in each case prior and superior in right to any other person (except with respect to Liens expressly permitted by Section 6.02).

SECTION 3.20.  Labor Matters.  As of the Closing Date, there are no strikes, lockouts or slowdowns against any Restricted Party pending or, to the knowledge of the Borrowers, threatened.  The hours worked by and payments made to employees of the Restricted Parties have not been in violation of the Fair Labor Standards Act or any other applicable federal, state, provincial, territorial, local or foreign law dealing with such matters, except for such violations that could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.  All payments due from any Restricted Party, or for which any claim may be made against any Restricted Party, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of such Restricted Party, except for such failures that could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.  The consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which any Restricted Party is bound.

SECTION 3.21.  Solvency.  Immediately after the consummation of the Transactions to occur on the Closing Date and immediately following the making of each Loan (or other extension of credit hereunder) and after giving effect to the application of the proceeds of each

Loan (or other extension of credit hereunder), subject, in the case of any guarantee of any Guarantor, to the terms of Article X, (a) the fair value of the assets of each Transaction Party, at a fair valuation, will exceed its debts and liabilities, subordinated, contingent or otherwise; (b) the present fair saleable value of the property of each Transaction Party will be greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) each Transaction Party will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) no Transaction Party will have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted following the Closing Date.

SECTION 3.22.  Acquisition Documents.  The Acquisition Documents listed on Schedule 3.22 constitute, as of the Closing Date, all of the material agreements, instruments and undertakings to which any Angiotech Party is bound or by which any Angiotech Party’s respective property or assets is bound or affected relating to the Acquisition.  None of such material agreements, instruments or undertakings has been amended, supplemented or otherwise modified, except after the Closing Date as permitted by Section 6.09, and all such material agreements, instruments and undertakings are in full force and effect.  No party to any of the Acquisition Documents is in default thereunder as of the Closing Date and no party thereto has the right to terminate any of the Acquisition Documents.

SECTION 3.23.  Senior Debt.  The Obligations constitute “Senior Debt” under and as defined in the Subordinated Note Documents.

ARTICLE IV.

Conditions of Lending

The obligations of the Lenders to make Loans and the obligations of the Issuing Bank to issue Letters of Credit are subject to the satisfaction of the following conditions:

SECTION 4.01.  All Credit Events.  On the date of each Borrowing, including each Borrowing of a Swingline Loan but excluding the conversion of a Eurodollar Borrowing to an ABR Borrowing (or vice versa) or the continuation or conversion of the Interest Period of a Eurodollar Borrowing into another permitted Interest Period, and on the date of each issuance, amendment, extension or renewal of a Letter of Credit (each such event being called a “Credit Event”):

(a)

The Administrative Agent shall have received a notice of such Borrowing as required by Section 2.03 (or such notice shall have been deemed given in accordance with Section 2.03) or, in the case of the issuance, amendment, extension or renewal of a Letter of Credit, the Issuing Bank and the Administrative Agent shall have received a notice requesting the issuance, amendment, extension or renewal of such Letter of Credit as required by Section 2.23(b) or, in the case of the Borrowing of a Swingline Loan, the Swingline Lender and the Administrative Agent shall have received a notice requesting such Swingline Loan as required by Section 2.22(b).

(b)

The representations and warranties set forth in each Loan Document shall be true and correct in all material respects on and as of the date of such Credit Event with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date.

(c)

At the time of and immediately after such Credit Event, no Event of Default or Default shall have occurred and be continuing.

Each Credit Event shall be deemed to constitute a joint and several representation and warranty by each of the Borrowers on the date of such Credit Event as to the matters specified in paragraphs (b) and (c) of this Section 4.01.

SECTION 4.02.  First Credit Event.  On the Closing Date:

(a)

The Administrative Agent shall have received a favorable written opinion dated as of the Closing Date, in form and substance reasonably satisfactory to the Administrative Agent, of (i) Sullivan & Cromwell LLP, special counsel for the Transaction Parties, (ii) Irwin, White & Jennings, special British Columbia counsel for the Term Borrower, (iii) Borden Ladner Gervais, special British Columbia counsel for the Term Borrower, (iv) Stewart McKelvey Stirling Scales, special Nova Scotia counsel for the Term Borrower, (v) Steinbrüchel Hüssy Rechtsanwälte, special Swiss counsel for the Term Borrower, the Agents and the Lenders, (vi) Déri & Lovrecz, special Hungarian counsel for the Term Borrower, the Agents and the Lenders, (vii) Mannheimer Swartling, special Swedish counsel for the Term Borrower, the Agents and the Lenders, (viii) Kromann Reumert, special Danish counsel for the Term Borrower, (ix) McConnell Valdés, special Puerto Rican counsel for the Term Borrower, the Agents and the Lenders, (x) Heller Ehrman LLP, special Washington state counsel for the Term Borrower, (xi) Faegre & Bensen, special Colorado state counsel for the Term Borrower, (xii) Lionel Sawyer & Collings, special Nevada state counsel for the Term Borrower, and (xiii) Ungaretti & Harris LLP, special Delaware state counsel for the Term Borrower.

(b)

The Administrative Agent shall have received (i) a certificate of each Transaction Party, dated the Effective Date and executed by its Secretary or Assistant Secretary, which shall (A) certify the resolutions of its Board of Directors, members or other body authorizing the execution, delivery and performance of the Loan Documents to which it is a party, (B) identify by name and title and bear the signatures of the Financial Officers and any other officers of such Transaction Party authorized to sign the Loan Documents to which it is a party, and (C) contain appropriate attachments, including the certificate or articles of incorporation or organization of each Transaction Party certified by the relevant authority of the jurisdiction of organization of such Transaction Party and a true and correct copy of its by-laws or operating, management or partnership agreement, and (ii) a long-form good standing certificate for each Transaction Party from its jurisdiction of organization, all in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(c)

The Administrative Agent shall have received a certificate in substantially the form of Exhibit P, dated the Closing Date and signed by a Financial Officer of each of the Borrowers, (i) confirming compliance with the conditions precedent set forth in paragraphs (b) and (c) of Section 4.01, (ii) certifying that the Borrowers and the other Transaction Parties, after giving effect to the Transactions, are solvent and (iii) certifying any other factual matters as may be reasonably requested by the Administrative Agent.

(d)

The Administrative Agent shall have received (i) this Agreement, executed and delivered by a duly authorized officer of each of the Transaction Parties party hereto, (ii) the Security Agreements, executed and delivered by a duly authorized officer of each Transaction Party party thereto, (iii) the Intellectual Property Security Agreements, executed and delivered by a duly authorized officer of each Transaction Party a party thereto, (iv) the Hungarian Pledge Agreement, (v) the Subordinated Intercompany Note, (vi) the Subordinated Primary Intercompany Note and a certified copy of the Hungarian Note Purchase Agreement, (vii) the Affiliate Subordination Agreement, (viii) if requested by any Lender pursuant to Section 2.04, a promissory note or notes conforming to the requirements of such Section and executed and delivered by a duly authorized officer of the relevant Borrower or Borrowers, (ix) a Lender Addendum executed and delivered by each Lender and accepted by each of the Borrowers, and (x) each other Loan Document required, or reasonably requested by the Administrative Agent to be delivered by one or more Transaction Parties on or prior to the Closing Date.

(e)

The Collateral Agent, for the ratable benefit of the Secured Parties, shall have been granted on the Closing Date first priority perfected Liens on the Collateral (subject, in the case of all Collateral other than Pledged Collateral, only to Liens expressly permitted by Section 6.02 and, in the case of Pledged Collateral, only to Liens expressly permitted by clauses (b) or (d) or in the case of the Canadian Pledged Collateral only, (q) of Section 6.02).  The Pledged Collateral shall have been duly and validly pledged under the Security Agreements to the Collateral Agent, for the ratable benefit of the Secured Parties, and (i) certificates representing such Pledged Collateral, accompanied by instruments of transfer and stock powers endorsed in blank by a duly authorized officer of the pledgor thereof, and (ii) each promissory note (if any) pledged to the Collateral Agent endorsed (without recourse) in blank (or accompanied by an executed transfer form in blank), shall be in the actual possession of the Collateral Agent.

(f)

The Collateral Agent shall have received the duly executed Perfection Certificates dated on or prior to the Closing Date.  The Collateral Agent shall have received the results of a recent Lien and judgment search in each relevant jurisdiction with respect to each Transaction Party, and such searches shall reveal no Liens on any of the assets of each Transaction Party except, in the case of Collateral other than Pledged Collateral, for Liens expressly permitted by Section 6.02 and except for Liens to be discharged on or prior to the Closing Date pursuant to documentation reasonably satisfactory to the Collateral Agent.

(g)

The Acquisition and the Acquisition Transactions shall be consummated prior to or substantially contemporaneously with the initial funding of the Loans hereunder in accordance with applicable law; the Purchase Agreement and all other related documentation shall be reasonably satisfactory to the Administrative Agent; the funding transfers provided for in the Funding Agreement shall have been made and the advances under the Primary Intercompany Note shall have been funded on terms reasonably acceptable to the Administrative Agent; the Administrative Agent shall be satisfied with the capitalization, structure and equity ownership of each of the Transaction Parties after giving effect to the Transactions; and the Administrative Agent shall be reasonably satisfied with the arrangements to retain the senior management team.

(h)

The Term Borrower shall have received not less than $250,000,000 in gross cash proceeds from the issuance of the Subordinated Notes in a public offering or in a Rule 144A or other private placement.  The terms and conditions of the Subordinated Notes (including but not limited to terms and conditions relating to the interest rate, fees, amortization, maturity, subordination, covenants, events of default and remedies) shall be reasonably satisfactory in all respects to the Administrative Agent.

(i)

After giving effect to the Transactions and the other transactions contemplated hereby, each Restricted Party shall have outstanding no Indebtedness or preferred stock other than (i) the Loans and other extensions of credit hereunder, (ii) the Subordinated Notes and (iii) the Indebtedness identified on Schedule 6.01(a).

(j)

The Administrative Agent shall have received (i) the financial statements described in Section 3.05 and (ii) GAAP unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Term Borrower and AMIH for (A) each subsequent fiscal quarter ended at least 30 days before the Closing Date and (B) each fiscal month after the most recent annual period or, if applicable, fiscal quarter for which financial statements were received by the Administrative Agent as described above and ended at least 30 days before the Closing Date.

(k)

The Administrative Agent shall be satisfied that the Term Borrower’s Total Debt on the Closing Date to the Term Borrower’s pro forma Consolidated EBITDA for the four-fiscal quarter period most recently ended prior to the Closing Date (prepared in accordance with Regulation S-X under the Securities Act of 1933, as amended, to give pro forma effect to the Transactions as if they had occurred at the beginning of such four-fiscal quarter period, shall be no more than 4.00 to 1.00.

(l)

Each document (including any financing statement, fixture filing, mortgage, deed of trust or other document) required by the Security Documents or under law or reasonably requested by the Administrative Agent to be filed, registered or recorded in order to create in favor of the Administrative Agent, for the benefit of the Secured Parties, a perfected Lien on the Collateral described therein, prior and superior in right to any other Person (other than with respect to Liens expressly permitted by Section 6.02), shall be in proper form for filing, registration or recordation.

(m)

The Collateral Agent shall have received, with respect to each Mortgaged Property, such reports, documents and agreements as the Collateral Agent shall reasonably request and that are customarily delivered in connection with security interests in real property, and each of the following, in form and substance reasonably satisfactory to the Collateral Agent:

(i)

a Mortgage covering each of the Mortgaged Properties, executed and delivered by a duly authorized officer of each Transaction Party party thereto;

(ii)

evidence that a counterpart of the Mortgage has been recorded (or delivered to the applicable land registry or title insurance company to be recorded after the consummation of the Transactions) in the place necessary, in the Administrative Agent’s judgment, to create a valid and enforceable first priority Lien in favor of the Administrative Agent for the benefit of itself and the Lenders;

(iii)

ALTA title policy or marked-up conditional binder of title insurance paid for by the Borrowers, issued by a nationally recognized title insurance company together with such endorsements, coinsurance and reinsurance as the Administrative Agent may reasonably request (or equivalent Canadian or other non-U.S. title policy arrangements, as applicable);

(iv)

if requested by the Administrative Agent, an ALTA survey (or equivalent Canadian or other non-U.S. survey, as applicable) prepared and certified in a manner reasonably acceptable to the Administrative Agent and the title company insuring the Mortgage by a surveyor reasonably acceptable to the Administrative Agent;

(v)

if requested by the Administrative Agent, (i) a policy of flood insurance in form and substance satisfactory to the Administrative Agent covering each Mortgaged Property that is located in a flood zone, and (ii) confirmation that the relevant Transaction Party has received the notice required pursuant to Section 208(e)(3) of Regulation H of the Board; and

(vi)

such other information, documentation, and certifications as may be reasonably required by the Administrative Agent.

(n)

The Administrative Agent shall have received the signed opinion letter of KPMG LLP with respect to certain tax matters, in form and substance reasonably satisfactory to the Administrative Agent, which letter from KPMG LLP shall indicate that it can be relied upon by the Administrative Agent and the Lenders.

(o)

 The Administrative Agent shall have received projections for the Transaction Parties for the years 2006 through 2013 and for the quarters beginning with the first fiscal quarter of 2006 and through the fourth fiscal quarter of 2006, in form and substance satisfactory to the Administrative Agent.

(p)

All material governmental and third party consents and approvals with respect to the Transactions to the extent required shall have been obtained, all applicable appeal periods shall have expired and there shall be no litigation, governmental, administrative or judicial action, actual or threatened, that could reasonably be expected to restrain, prevent or impose materially burdensome conditions on the Transactions.

(q)

The Lenders and the Administrative Agent shall have received all fees required to be paid, and all expenses for which invoices have been presented on or before the Effective Date (including the reasonable fees and expenses of legal counsel).  All such amounts will be paid with proceeds of Loans made on the Effective Date and will be reflected in the funding instructions given by the Term Borrower to the Administrative Agent before the Effective Date.

(r)

The Administrative Agent shall have received, by the Effective Date or to the extent agreed by the Administrative Agent, within 60 days after the Effective Date, each Collateral Access Agreement, if any, and each Deposit Account Control Agreement (each as defined in the Security Agreements), in each case required to be provided pursuant to Section 5.13.

(s)

The Administrative Agent shall have received evidence of insurance coverage in form, scope and substance reasonably satisfactory to the Administrative Agent and otherwise in compliance with Section 5.02.

(t)

The Administrative Agent shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act.

(u)

The Administrative Agent shall be satisfied that (i) no event, change, effect or circumstance has occurred that, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect since December 31, 2005.

ARTICLE V.

Affirmative Covenants

Each of the Borrowers covenants and agrees with each Lender that so long as this Agreement shall remain in effect and until the Commitments have been terminated and the principal of and interest on each Loan, all Fees and all other expenses or amounts payable under any Loan Document shall have been paid in full and all Letters of Credit have been cancelled or have expired, replaced, backstopped or cash collateralized and all amounts drawn thereunder have been reimbursed or cash collateralized in full, each of the Borrowers will, and will cause each other Restricted Party to:

SECTION 5.01.  Financial Statements, Reports, etc  In the case of the Term Borrower, furnish to the Administrative Agent for distribution to each Lender:

(a)

within 120 days after the end of each fiscal year (beginning with the fiscal year ending on December 31, 2006), its consolidated balance sheet and related statements of income, stockholders’ equity and cash flows showing the financial condition of each of the Borrowers and its consolidated Subsidiaries as of the close of such fiscal year and the results of its operations and the operations of such Subsidiaries during such year, together with comparative figures for the immediately preceding fiscal year, all audited by independent public accountants of recognized national standing and accompanied by an opinion of such accountants (which shall not be qualified in any material respect) to the effect that such consolidated financial statements fairly present the financial condition and results of operations of each of the Borrowers and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

(b)

within 45 days after the end of each of the first three fiscal quarters of each fiscal year, its consolidated balance sheet and related statements of income, stockholders’ equity and cash flows showing the financial condition of each of the Borrowers and its consolidated Subsidiaries as of the close of such fiscal quarter and the results of its operations and the operations of such Subsidiaries during such fiscal quarter and the then elapsed portion of the fiscal year, and comparative figures for the same periods in the immediately preceding fiscal year, all certified by one of its Financial Officers as fairly presenting the financial condition and results of operations of each of the Borrowers and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(c)

concurrently with any delivery of financial statements under clause (a) or (b) above, a certificate of a Financial Officer in substantially the form of Exhibit O (i) certifying as to whether an Event of Default has occurred and, if an Event of Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, and (ii) stating whether any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.05 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(d)

(i) concurrently with any delivery of financial statements under paragraph (a) above, a letter from the accounting firm opining on such statements stating whether, in connection with their audit examination, anything has come to their attention which would cause them to believe that there has been a violation of any of the provisions of Sections 6.10, 6.11 or 6.12 of this Agreement or, if any such a violation has occurred, specifying the nature thereof; and (ii) concurrently with any delivery of financial statements under paragraph (a) or (b) above, a certificate of a Financial Officer of each of the Borrowers (A) certifying that no Event of Default or Default has occurred or, if such an Event of Default or Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto and (B) setting forth computations in reasonable detail satisfactory to the Administrative Agent demonstrating compliance with the covenants contained in Sections 6.10, 6.11 and 6.12 and, in the case of a certificate delivered with the financial statements required by paragraph (a) above with respect to the fiscal year ending December 31, 2006 and each fiscal year thereafter, setting forth the Term Borrower’s calculation of Excess Cash Flow;

(e)

concurrently with each delivery of financial statements under paragraph (a) above, such supplements to the following schedules to the Perfection Certificates as are necessary to accurately reflect at such time the information to be included on each such schedules, except to the extent notice of the change was previously provided to the Collateral Agent in accordance with the corresponding section of the applicable Security Agreement:  1(a) (legal name and jurisdiction of formation), 2(a) (chief executive offices), 2(b) (location of books), 2(c) (other places of business), 2(d) (additional locations of equipment and inventory), 2(e) (locations of Collateral in possession of Persons other than Borrowers or any Subsidiary), 4 (transactions other than in the ordinary course of business), 8(a) (Real Property), 10(a) (Equity Interests of Borrowers and Guarantors), 10(b) (other Equity Interests) 11 (Instruments and Tangible Chattel Paper), 12(a) and 12(b) (with respect to Material Intellectual Property only), 14 (deposit accounts, securities accounts and commodity accounts), 15 (letter of credit rights) and 17 (material contracts).

(f)

within 30 days after the end of each fiscal year of each of the Borrowers, a detailed plan and budget for the following fiscal year (including a projected consolidated balance sheet and related statements of projected operations and cash flows as of the end of and for such following fiscal year and setting forth the assumptions used for purposes of preparing such budget) and, promptly when available, any significant revisions of such plan or budget;

(g)

promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by each of the Borrowers or any Subsidiary with the applicable securities commission or regulatory authority in each Canadian jurisdiction, Securities and Exchange Commission, or any Governmental Authority succeeding to any or all of the functions therof;

(h)

promptly after the receipt thereof by the Borrowers or any of the Subsidiaries, a copy of any “management letter” (in final form) received by any such person from its certified public accountants and the management’s response thereto; and

(i)

promptly, from time to time, such other information regarding the operations, business affairs and financial condition of the Borrowers or any Subsidiary, or compliance with the terms of any Loan Document, as the Administrative Agent may reasonably request.

SECTION 5.02.  Insurance.

(a)

Each Borrower will, and will cause each other Restricted Party to, maintain with financially sound and reputable carriers (i) insurance in such amounts (with no greater risk retention) with customary deductibles and against such risks and such other hazards, as is (A) customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations and (B) considered adequate by the Term Borrower and (ii) all insurance as may be required by law.

(b)

Each Borrower will, and will cause each other Transaction Party to, (i) cause all such property and property casualty insurance policies to be endorsed or otherwise amended to include a lender’s loss payable endorsement, in form and substance reasonably satisfactory to the Administrative Agent; (ii) to cause each Secured Party to be named as an additional insured on all liability policies; (iii) deliver original or certified copies of all such policies or a certificate of an insurance broker to the Administrative Agent; (iv) cause each such policy to provide that it shall not be canceled, modified or not renewed upon less than 30 days’ prior written notice (or 10 days’ prior written notice in the case of any failure to pay any premium due thereunder) thereof by the insurer to the Administrative Agent; and (v) deliver to the Administrative Agent, prior to the cancellation, modification or nonrenewal of any such policy of insurance, a copy of a renewal or replacement policy (or other evidence of renewal of a policy previously delivered to the Administrative Agent), or insurance certificate with respect thereto, together with evidence reasonably satisfactory to the Administrative Agent of payment of the premium therefor.  The Term Borrower will furnish to the Lenders, upon request of the Administrative Agent, information in reasonable detail as to the insurance so maintained.

SECTION 5.03.  Obligations and Taxes.  Each Borrower will, and will cause each other Restricted Party to, pay or discharge all Indebtedness, Taxes and other liabilities and obligations, in each case in an amount exceeding $1,000,000, that have resulted, or may result, in a Lien being imposed on any Restricted Party’s assets (other than Liens expressly permitted by Section 6.02), in each case, before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the relevant Restricted Party has set aside on its books adequate reserves with respect thereto in accordance with GAAP, (c) such contest effectively suspends collection of the contested obligation and the enforcement of any Lien securing such obligation and (d) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.04.  Maintenance of Properties.  Each Borrower will, and will cause each other Restricted Party to, do or cause to be done all things necessary to obtain, preserve, maintain, renew, extend and keep in full force and effect the rights, licenses, permits, franchises, authorizations, patents, copyrights, trademarks and trade names material to the conduct of its business, and to keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear, casualty and condemnation excepted.

SECTION 5.05.  Compliance with Laws.  Each Borrower will, and will cause each other Restricted Party to, comply with all Requirements of Law applicable to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.06.  Litigation and Other Notices.  Furnish to the Administrative Agent, the Issuing Bank and each Lender written notice of the following promptly after any Responsible Officer obtains knowledge thereof:

(a)

any Event of Default or Default, specifying the nature and extent thereof and the corrective action (if any) taken or proposed to be taken with respect thereto;

(b)

receipt of any notice of any governmental investigation or any litigation or proceeding commenced or threatened against any Restricted Party that (i) seeks material damages, (ii) seeks material injunctive relief, (iii) is asserted or instituted against any Plan, any Canadian Pension Plan, any Canadian Benefit Plan or, in each case, its fiduciaries or its assets, (iv) alleges criminal misconduct by any Restricted Party, (v) alleges the material violation of any law regarding, or seeks material remedies in connection with, any Environmental Laws, (vi) contests any material tax, fee, assessment or other governmental charge, or (vii) involves any product recall;

(c)

the occurrence of any ERISA Event described in clause (b) of the definition thereof or any other ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability in an aggregate amount of $1,000,000 or greater;

(d)

any development that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect;

(e)

any Lien (other than Liens permitted hereunder) or claim made or asserted against any of the Collateral;

(f)

any loss, damage or destruction to the Collateral in the amount of $1,000,000 or more, whether or not covered by insurance, or the commencement of any action or proceeding for the taking of any material portion of or material interest in the Collateral under power of eminent domain or by condemnation or similar proceeding;

(g)

any and all default notices received under or with respect to any leased location or public warehouse where Collateral is located in excess of $500,000 (which shall be delivered within five Business Days after receipt thereof);

(h)

any failure of any Angiotech Party to make any required contribution to any Canadian Pension Plan or the receipt of any notice from the funding agent for any Canadian Pension Plan or from any Governmental Authority to such effect that could reasonably be expected to result in a liability exceeding $1,000,000; and

(i)

in the case of the Term Borrower, deliver to the Administrative Agent a copy of each material demand, notice or document received by it and notify the Administrative Agent of other material developments that are brought to the attention of a Responsible Officer of the Term Borrower regarding any Material Contract (as defined in the Security Agreements) which developments, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

Each notice delivered under this Section 5.06 shall be accompanied by a statement of a Financial Officer or other executive officer of the Term Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 5.07.  Information Regarding Collateral.

(a)

  Furnish to each of the Administrative Agent and the Collateral Agent prompt written notice of any change (i) in any

Transaction Party’s corporate name or jurisdiction of organization, (ii) in the location of any Transaction Party’s chief executive office or, if different, its principal place of business, any office in which it maintains the primary books or records relating to material Collateral owned by it or any office or facility at which material Collateral owned by it is located (including the establishment of any such new office or facility), (iii) the outstanding Equity Interests in any Restricted Party (other than in accordance with Section 6.06(a)) or (iv) in any Transaction Party’s Federal Taxpayer Identification Number.  Each of the Borrowers agrees not to effect or permit any change referred to in the preceding sentence unless all filings have been made (or will have been made within 30 days of such change) under the applicable PPSA, the UCC or otherwise and all other actions have been taken (or will have been taken within 30 days of such change) that are required in order for the Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral.  Each of the Borrowers also agrees promptly to notify each of the Administrative Agent and the Collateral Agent if any material portion of the Collateral is damaged or destroyed.

SECTION 5.08.  Maintaining Records; Access to Properties and Inspections.  Keep proper books of record and account in which full, true and correct entries in conformity with GAAP and all requirements of law are made of all dealings and transactions in relation to its business and activities.  Each of the Borrowers will, and will cause each other Transaction Party to, permit any representatives designated by the Administrative Agent or any Lender coordinating a visit with the Administrative Agent to visit and inspect (including with respect to environmental matters) the financial records and the properties of each of the Transaction Parties upon not less than five Business Days prior notice to the Term Borrower, no more than two times per year and during regular business hours, unless an Event of Default is continuing, and to make extracts from and copies of such financial records, and permit any representatives designated by the Administrative Agent or any Lender (acting through the Administrative Agent) to discuss the affairs, finances and condition of each of the Transaction Parties with the officers thereof and independent accountants therefor, provided that the Term Borrower shall have the right to be present and participate in all such discussions; provided however that unless an Event of Default is continuing, the expenses of any such visits or inspections shall be limited to $10,000 per annum.

SECTION 5.09.  Use of Proceeds.  Use the proceeds of the Loans and request the issuance of Letters of Credit only for the purposes set forth in Section 3.13.  No part of the proceeds of any Loan will be used, whether directly or indirectly, for any purpose that entails a violation of any regulation of the Board, including Regulations T, U and X.  Letters of Credit will be used only for general corporate purposes.

SECTION 5.10.  Subsidiary Guarantors.

(a)

The Subsidiary Guarantors as of the Closing Date are listed on Schedule 5.10(a).  Subject to clause (c) below, if any Subsidiary is created or acquired after the Closing Date, it shall also become a Subsidiary Guarantor by delivering a Joinder Agreement pursuant to Section 10.12 if (i) the Subsidiary is organized under the laws of the United States or Canada (or a political subdivision thereof) or (ii) is organized under the laws of any other jurisdiction unless (A) the Subsidiary has a net asset value of less than $1,000,000, (B) the Term Borrower has provided the Administrative Agent with written advice in form and substance, and from a law firm, satisfactory to the Administrative Agent to the effect that there are legal impediments to the ability of such Subsidiary to provide such a guarantee or that the existence of such a guarantee would give rise to a material adverse tax consequence to any Angiotech Party, or (C) the Administrative Agent has reasonably determined that the costs of obtaining such guarantee would be disproportionate in relation to the value of the guarantee.  Any Subsidiary that Guarantees all or any portion of the obligations under the Subordinated Note Documents shall also be a Subsidiary Guarantor.

(b)

The Term Borrower shall give the Administrative Agent prompt written notice of the creation or acquisition of any Subsidiary.  If any such Subsidiary does not initially become a Subsidiary Guarantor pursuant to clauses (A), (B) or (C) of Section 5.10(a) above, but the circumstances described in these clauses cease to apply, then such Subsidiary shall become a Subsidiary Guarantor.

(c)

If the acquisition of a Subsidiary is financed in whole or in substantial part by Non-Recourse Indebtedness incurred by such Subsidiary, then such Subsidiary need not become a Subsidiary Guarantor unless and until such Indebtedness has been repaid.  Any such Subsidiary that has not become a Subsidiary Guarantor is referred to as an “Unrestricted Subsidiary” and shall not be restricted by the provisions of this Agreement except as otherwise set forth herein.

SECTION 5.11.  Additional Collateral, etc.

(a)

With respect to any Collateral acquired after the Closing Date or, in the case of inventory or equipment, any material Collateral moved after the Closing Date by the Borrowers or any other Transaction Party (other than any Collateral described in paragraphs (b) or (c) of this Section) as to which the Collateral Agent, for the benefit of the Secured Parties, does not as a result of such acquisition or move have a first priority perfected security interest (subject to Liens expressly permitted by Section 6.02), promptly (and, in any event, within thirty days following the date of such acquisition or move) (i) execute and deliver to the Administrative Agent and the Collateral Agent such amendments to the Security Agreements or other Security Documents as the Collateral Agent deems necessary or advisable to grant to the Collateral Agent, for the benefit of the Secured Parties, a security interest in such Collateral and (ii) promptly following the Administrative Agent’s or the Collateral Agent’s written request, take all actions necessary or advisable to grant to, or continue on behalf of, the Collateral Agent, for the benefit of the Secured Parties, a perfected first priority security interest (subject to Liens expressly permitted by Section 6.02) in such Collateral, including the filing of financing statements in such jurisdictions as may be required by the Security Agreements or by law or as may be requested by the Administrative Agent or the Collateral Agent.

(b)

With respect to any (x) fee interest in any Collateral consisting of Real Property with a book value in excess of $500,000 and, (y) lease of Collateral consisting of Real Property with an annual base rent in excess of $2,000,000 after the expiration of any rent abatement or free rent period, acquired or leased after the Closing Date by the Borrowers or any other Transaction Party, promptly (and, in any event, within ten days following the date of such acquisition, in the case of clause (x)) (i) execute and deliver or, in the case of clause (y), use commercially reasonable efforts to execute and deliver, a first priority (subject to Liens expressly permitted by Section 6.02) Mortgage in favor of the Collateral Agent, for the benefit of the

Secured Parties, covering such Real Property and complying with the provisions herein and in the Security Documents, (ii) provide or, in the case of clause (y), use commercially reasonable efforts to provide, the Secured Parties with title and extended coverage insurance in an amount at least equal to the purchase price of such Real Property (or such lesser amount as the Administrative Agent shall reasonably specify), and if applicable, flood insurance, lease estoppel certificates or, in the event that the Administrative Agent has determined that a recorded memorandum of lease or an amendment of lease is necessary or appropriate in order to make any such leased Real Property mortgageable, evidence of such recordation or a copy of such fully executed and binding lease amendment, all as may reasonably requested by the Administrative Agent, and (iii) deliver to the Administrative Agent a notice identifying, and upon the Administrative Agent’s request and subject to any contractual restrictions contained therein, provide a copy of, the consultant’s reports, environmental site assessments or other documents relied upon by the Borrowers or any other Transaction Party to determine that any such Real Property included in such Collateral does not contain Hazardous Materials of a form or type or in a quantity or location that could reasonably be expected to result in a material Environmental Liability.  The Borrowers shall use commercially reasonable efforts to deliver to the Administrative Agent estoppel certificates from the landlord with respect to each leased Mortgaged Property, confirming the nonexistence of any default thereunder and certain other information with respect to such lease, each of the foregoing in form and substance reasonably satisfactory to the Administrative Agent and the Collateral Agent.

(c)

With respect to any Subsidiary created or acquired by a Transaction Party after the Closing Date, or with respect to any Equity Interests acquired by a Borrower or a Subsidiary Guarantor promptly (and, in any event, within ten days following such creation or the date of such acquisition or date of issuance) (i) execute and deliver to the Administrative Agent and the Collateral Agent such amendments or supplements to the Security Agreements as the Administrative Agent or the Collateral Agent deems necessary or advisable to grant to the Collateral Agent, for the benefit of the Secured Parties, a valid, perfected first priority security interest (subject to Liens expressly permitted by Section 6.02) in the Equity Interests in such new Subsidiary or the Equity Interests so acquired that are owned by such Transaction Party to secure such Transaction Party’s obligations under the Loan Documents, provided that in no event shall more than 65% of the Equity Interests in any first-tier Foreign Subsidiary of the Revolving Borrower or more than 0% of the Equity Interests in any lower-tier Foreign Subsidiary of the Revolving Borrower secure any such Transaction Party’s direct or indirect guaranty of any obligations of the Revolving Borrower, (ii) deliver to the Collateral Agent the certificates, if any, representing such Equity Interests, together with undated stock powers, in blank, executed and delivered by a duly authorized officer of such Transaction Party (iii) cause such new Subsidiary to become a party to the Subordinated Intercompany Note, (iv) cause such new Subsidiary (if it is to become a Subsidiary Guarantor pursuant to Section 5.10) (A) to become a party to the relevant Security Agreement and the Intellectual Property Security Agreements, (B) to become a Guarantor under this Agreement, and (C) to take such actions necessary or advisable to grant to the Collateral Agent, for the benefit of the Secured Parties, a perfected first priority security interest (subject to Liens expressly permitted by Section 6.02) in the Collateral described in the relevant Security Agreement and the Intellectual Property Security Agreement with respect to such new Subsidiary, including the recording of instruments in the United States Patent and Trademark Office and the United States Copyright Office and the filing of financing statements in such jurisdictions as may be required by the relevant Security Agreement, the Intellectual Property

Security Agreement or by law or as may be requested by the Administrative Agent or the Collateral Agent and (v) if requested by the Administrative Agent, deliver to the Administrative Agent and the Collateral Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent and the Collateral Agent.

SECTION 5.12.  Maintenance of Ratings.  Use commercially reasonable efforts to maintain a rating of the Loans and Subordinated Notes by each of S&P and Moody’s.

SECTION 5.13.  Certain Collateral Requirements.

(a)

If any of the Collateral with a value in excess of $1,000,000 (or the equivalent thereof in other currencies) is or shall become evidenced or represented by any Instrument or Tangible Chattel Paper (as each such term is defined in the U.S. Security Agreement or, in the case of any such Collateral located in a jurisdiction outside of the United States of America, as each term is conceptualized in the personal property security legislation in force in such other jurisdiction), such Instrument (other than checks received in the ordinary course of business) or Tangible Chattel Paper, in each case, if in the face amount in excess of $1,000,000 (or the equivalent thereof in other currencies) shall be immediately delivered to the Collateral Agent, duly endorsed in a manner satisfactory to the Collateral Agent, to be held as Collateral pursuant to the Security Agreements.

(b)

If any of the Collateral located in the United States of America or in Canada with a value in excess of $1,000,000 is or shall become “Electronic Chattel Paper” (as such term is defined in the U.S. Security Agreement or the Canadian Security Agreement, as applicable), the Borrowers shall, or shall cause the relevant Subsidiary to, ensure that (i) a single authoritative copy exists which is unique, identifiable, unalterable (except as provided in clauses (iii), (iv) and (v) of this paragraph), (ii) such authoritative copy identifies the Collateral Agent as the assignee and is communicated to and maintained by the Collateral Agent or its designee, (iii) copies or revisions that add or change the assignee of the authoritative copy can only be made with the participation of the Collateral Agent, (iv) each copy of the authoritative copy and any copy of a copy is readily identifiable as a copy and not the authoritative copy and (v) any revision of the authoritative copy is readily identifiable as an authorized or unauthorized revision.

(c)

Commencing on the date 60 days following the Closing Date, each Borrower shall, and shall cause each Subsidiary Guarantor to, maintain Securities Accounts, Commodity Accounts and Deposit Accounts (as each such term is defined in the U.S. Security Agreement or used in the Canadian Security Agreement) only with financial institutions that have entered into Control Agreements (as defined in the U.S. Security Agreement or the Canadian Security Agreement, as applicable); provided that each Borrower and Subsidiary Guarantor may maintain Securities Accounts, Commodity Accounts and Deposit Accounts with financial institutions that have not entered into Control Agreements if, and only to the extent that (i) in the case of accounts in the United States, the maximum value of the cash or other investments maintained in (A) any one such account does not exceed $1,000,000 at any time and (B) in all such accounts for all Borrowers and Subsidiary Guarantors does not exceed $3,000,000, and (ii) in the case of accounts outside of the United States, only after the Borrowers and the Subsidiary Guarantors have used their commercially reasonable efforts to obtain the equivalent of Control Agreements for each such account.  No Borrower shall, or shall permit any Subsidiary Guarantor to, hereafter establish and maintain any Deposit Account, Securities Account or Commodity Account with more than $100,000 unless (1) it shall have given the Collateral Agent 10 days’ prior written notice of its intention to establish such new account with a bank, securities intermediary or commodity intermediary, as applicable, and (2) such bank, securities intermediary or commodity intermediary, as applicable, shall be reasonably acceptable to the Collateral Agent.  The provisions of this Section 5.13(c) shall not apply to any Deposit Account, Securities Account or Commodity Account for which the Collateral Agent is the bank, securities intermediary or commodity intermediary, as applicable.  No Borrower shall, or shall permit any Subsidiary Guarantor to, grant control of any Deposit Account, Securities Account or Commodity Account to any person other than the Collateral Agent.

(d)

If the issuer of any Equity Interests constituting Collateral is organized under the law of, or has its chief executive office in, a jurisdiction outside of the United States, each Borrower shall, and shall cause the relevant Subsidiary Guarantor to, take such additional actions, including causing the issuer to register the pledge on its books and records, as may be necessary or advisable or as may be reasonably requested by the Collateral Agent, under the laws of such jurisdiction to insure the validity, perfection and priority of the security interest of the Collateral Agent.

SECTION 5.14.   Further Assurances.  From time to time duly authorize, execute and deliver, or cause to be duly authorized, executed and delivered, such additional instruments, certificates, financing statements, agreements or documents, and take all such actions (including filing UCC, PPSA and other financing statements), as the Administrative Agent or the Collateral Agent may reasonably request, for the purposes of implementing or effectuating the provisions of this Agreement and the other Loan Documents, or of more fully perfecting or renewing the rights of the Administrative Agent, the Collateral Agent and the Secured Parties with respect to the Collateral (or with respect to any additions thereto or replacements or proceeds or products thereof or with respect to any other property or assets hereafter acquired by each Transaction Party which may be deemed to be part of the Collateral) pursuant hereto or thereto.  Upon the exercise by the Administrative Agent, the Collateral Agent or any Lender of any power, right, privilege or remedy pursuant to this Agreement or the other Loan Documents which requires any consent, approval, recording, qualification or authorization of any Governmental Authority, each of Borrowers will execute and deliver, or will cause the execution and delivery of, all applications, certifications, instruments and other documents and papers that the Administrative Agent, the Collateral Agent or such Lender may be required to obtain from each of the Borrowers or any other Transaction Parties for such governmental consent, approval, recording, qualification or authorization.

ARTICLE VI.

Negative Covenants

Each of the Borrowers covenants and agrees with each Lender that, so long as this Agreement shall remain in effect and until the Commitments have been terminated and the principal of and interest on each Loan, all Fees, expenses and other amounts payable under any

Loan Document have been paid in full and all Letters of Credit have been cancelled, or have expired or have been replaced, backstopped or cash collateralized and all amounts drawn thereunder have been reimbursed or cash collateralized in full, neither Borrower will, nor will it cause or permit any other Restricted Party to:

SECTION 6.01.  Indebtedness.  Incur, create, assume or permit to exist any Indebtedness, except:

(a)

Indebtedness existing on the date hereof and set forth in Schedule 6.01(a) and any Permitted Refinancing Indebtedness in respect of any such Indebtedness;

(b)

Indebtedness created hereunder and under the other Loan Documents;

(c)

Indebtedness of the Term Borrower under the Subordinated Notes and the Subordinated Note Documents and Indebtedness of the Guarantors under any Guarantees in respect of the Subordinated Notes and any Permitted Refinancing Indebtedness in respect of any such Indebtedness;

(d)

unsecured intercompany Indebtedness owed to another Restricted Party to the extent permitted by Section 6.04(a) so long as such Indebtedness is evidenced by, and subject to the subordination provisions of, the Subordinated Intercompany Note or, in the case of the Primary Intercompany Loan, the Subordinated Primary Intercompany Note;

(e)

Indebtedness incurred to finance the acquisition, construction or improvement of any fixed or capital assets; provided that (i) such original Indebtedness is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement and (ii) the aggregate principal amount of Indebtedness permitted by this Section 6.01(e), when combined with the aggregate principal amount of all Capital Lease Obligations and Synthetic Lease Obligations incurred pursuant to Section 6.01(f), shall not exceed $30,000,000 at any time outstanding;

(f)

Capital Lease Obligations and Synthetic Lease Obligations in an aggregate principal amount, when combined with the aggregate principal amount of all Indebtedness incurred pursuant to Section 6.01(e), not exceeding $30,000,000 at any time outstanding;

(g)

Indebtedness of any person that becomes a Restricted Party after the date hereof through a Permitted Acquisition; provided that (i) such Indebtedness exists at the time such person becomes a Subsidiary and is not created in contemplation of or in connection with such person becoming a Subsidiary, (ii) immediately before and after such person becomes a Subsidiary, no Default or Event of Default shall have occurred and be continuing and (iii) the aggregate principal amount of Indebtedness permitted by this Section 6.01(g) shall not exceed $30,000,000 at any time outstanding;

(h)

unsecured Indebtedness that is subordinated to the Obligations to the same degree (or to a greater degree) as the Subordinated Notes, in each case (i) that does not mature, and is not subject to mandatory repurchase, redemption or amortization (other than pursuant to customary asset sale or change of control provisions requiring redemption or repurchase only if and to the extent permitted by this Agreement) prior to the date that is six months after the Term Loan Maturity Date, (ii) that is not exchangeable or convertible into Indebtedness (other than other Indebtedness permitted by this clause) or any preferred stock or other Equity Interest (other than common equity) of any Transaction Party, and (iii) that is otherwise reasonably satisfactory to the Administrative Agent; provided that either (A) the Net Cash Proceeds thereof are used to refinance Term Loans or (B) the proceeds thereof are used to consummate a Permitted Acquisition (including financing the cash consideration payable in connection with a Permitted Acquisition or refinancing any Indebtedness of the Acquired Entity and the payment of related fees and expenses); provided further that the aggregate principal amount of Indebtedness permitted by clause (B) of this Section 6.01(h) shall not exceed $30,000,000 at any time outstanding;

(i)

Indebtedness under performance, surety, appeal or indemnity bonds or with respect to workers’ compensation claims, in each case incurred in the ordinary course of business;

(j)

Indebtedness arising from netting services, overdraft protection, cash management services and otherwise in connection with deposit, securities and commodities accounts in the ordinary course of business; and

(k)

other Indebtedness in an aggregate principal amount not exceeding $20,000,000 at any time outstanding.

SECTION 6.02.  Liens.  Create, incur, assume or permit to exist any Lien on any property or assets (including Equity Interests or other securities of any person, including any Subsidiary) now owned or hereafter acquired by it or on any income or revenues or rights in respect of any thereof, except:

(a)

Liens on property or assets existing on the date hereof and set forth in Schedule 6.02(a) or on any ALTA title policy or ALTA survey delivered to the Collateral Agent pursuant to Section 4.02(m); provided that such Liens shall secure only those obligations which they secure on the date hereof and refinancings, extensions, renewals and replacements thereof permitted hereunder;

(b)

any Lien created under the Loan Documents;

(c)

any Lien existing on any property or asset prior to the acquisition thereof by any Restricted Party; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition, (ii) such Lien does not apply to any other property or assets of such Transaction Party and (iii) such Lien does not materially interfere with the use, occupancy and operation of any Mortgaged Property;

(d)

Liens for taxes not yet delinquent or which are being contested in compliance with Section 5.03;

(e)

carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business and securing obligations that are not overdue for a period of more than 30 days or which are being contested in compliance with Section 5.03;

(f)

pledges and deposits made in the ordinary course of business for workmen’s compensation, unemployment insurance, employment insurance and other social security laws or regulations;

(g)

pledges and deposits to secure the performance of bids, trade contracts (other than for Indebtedness), leases (other than Capital Lease Obligations), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(h)

reservations, limitations, provisions or other conditions expressed in any original grants from the Crown of real or immoveable property or interests therein, which do not materially impair the use of the affected land for which it is used by the applicable Transaction Party;

(i)

zoning restrictions, easements, rights-of-way, restrictions on use of Real Property and other similar encumbrances which, in the aggregate, do not materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of any Restricted Party or the ability of any Restricted Party to utilize such property for its intended purpose;

(j)

purchase money security interests in Real Property, or improvements thereto or purchase money liens on the interests of lessors under capital leases for equipment, technology or other fixed or capital assets hereafter acquired (or, in the case of improvements, constructed) by any Restricted Party; provided that (i) such security interests secure Indebtedness permitted by Section 6.01(g), (ii) such security interests are incurred, and the Indebtedness secured thereby is created, within 180 days after such acquisition (or construction) and (iii) such security interests do not apply to any other property or assets of any Restricted Party (other than proceeds of the assets so acquired);

(k)

judgment Liens securing judgments not constituting an Event of Default under Article VII;

(l)

any interest or title of a lessor, sublessor or licensor under any lease (including a capital lease or synthetic lease) or license entered into by any Restricted Party in the ordinary course of business and covering only the assets so leased or licensed, as the case may be, and including any Liens arising from precautionary financing statements filed under any such lease;

(m)

Liens on cash or cash equivalents, deposits, funds or deposit, securities or commodities accounts maintained with a depositary institution, broker-dealer, securities or commodities broker or other financial intermediary, in each case arising in the ordinary course of business by virtue of any statutory or common law provision relating to banker’s liens, including Section 4-210 of the UCC;

(n)

Liens of sellers of goods to any Restricted Party arising under Section 2-502 of the UCC or any other provisions of applicable law in the ordinary course of business; provided that such Liens apply only to the goods sold and secure only the unpaid purchase price for such goods and related expenses;

(o)

Liens in favor of customs and revenue authorities arising as a matter of law and securing payment of customs duties in connection with the importation of goods;

(p)

Liens arising from an agreement by an Restricted Party to Dispose of any asset in accordance with the provisions hereof; provided that such Liens apply only to the assets to be Disposed of;

(q)

To the extent not included in paragraphs (d) or (e) above, all Liens created by applicable law (including, without limitation, for amounts owing for employee source deductions, goods and services taxes, sales taxes, harmonized sales taxes, municipal taxes, workers’ compensation, Quebec corporate taxes, pension fund obligations and overdue rents) which secure amounts not yet delinquent; and

(r)

Liens not otherwise permitted by this Section 6.02 so long as neither (i) the aggregate outstanding principal amount of the obligations secured thereby nor (ii) the aggregate fair market value of the assets subject thereto exceeds $10,000,000 at any one time, and no such Lien may attach to any Restricted Party’s Equity Interest in a Subsidiary.

SECTION 6.03.  Sale and Lease-Back Transactions.  Enter into any arrangement, directly or indirectly, with any person whereby it shall sell or transfer any property, real or personal or mixed, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease (or another Angiotech Party rents or leases) such property or other property which it intends to use for substantially the same purpose or purposes as the property being sold or transferred unless (a) the sale of such property is permitted by Section 6.05 and (b) any Capital Lease Obligations, Synthetic Lease Obligations or Liens arising in connection therewith are permitted by Sections 6.01 and 6.02, respectively.

SECTION 6.04.  Investments, Loans and Advances.  Purchase, hold or acquire any Equity Interests, all or substantially all of the assets of a person or a line of business of a person, evidences of indebtedness or other securities of, make or permit to exist any loans or advances or capital contributions to, or make or permit to exist any investment or any other ownership interest in, any other person (all of the foregoing, “Investments”), except:

(a)

(i) Investments existing on the date hereof and identified on Schedule 6.04(a), (ii) Investments in the Equity Interests of, or in the form of loans or advances to, Transaction Parties other than the Hungarian Subsidiary, (iii) Investments by any Restricted Party that is not a Transaction Party in Equity Interests of, or in the form of loans or advances to, any other Restricted Party, (iv) Investments in the Equity Interests of, or in the form of loans or advances to, the Hungarian Subsidiary or other Subsidiaries that are not Transaction Parties (including the non-financed equity portion of any Permitted Acquisition of a Subsidiary that does not become a Transaction Party);

provided that (A) any such Equity Interests shall be pledged pursuant to the relevant Security Agreement to the extent required by Section 5.11(c), (B) in the case of clause (iv), the aggregate amount of Investments in the Hungarian Subsidiary or other Subsidiaries that are not Transaction Parties made after the date hereof shall not exceed $20,000,000 at any time outstanding, and (C) if such Investment shall be in the form of a loan or advance, such loan or advance shall be unsecured and shall be evidenced by (and subordinated to the Obligations pursuant to) the Subordinated Intercompany Note or, in the case of the Primary Intercompany Loan, the Subordinated Primary Intercompany Note, and (v) Investments made by a Transaction Party in the form of cash advances or intercompany loans to Angiodevice International GmbH ("Angiodevice") and Angiotech Rx International GmbH ("AngioRx"), in each case solely to the extent that (A) such cash advances or proceeds are utilized by Angiodevice and AngioRx, as applicable, within two Business Days of receipt thereof, to pay or repay in cash amounts owed to the Term Borrower pursuant to any of the R&D Intercompany Contracts, and (B) such cash advances or loans shall be evidenced by the Subordinated Intercompany Note.

(b)

Permitted Investments;

(c)

Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;

(d)

loans and advances made in the ordinary course of business to their respective employees so long as the aggregate principal amount thereof at any time outstanding (excluding temporary advances in the ordinary course of business) shall not exceed $7,500,000;

(e)

the Acquisition;

(f)

Permitted Acquisitions, provided that the aggregate purchase price of all such Permitted Acquisitions, which purchase price shall be deemed to include, with respect to each such Acquisition, (i) if the Acquired Entity will be a Restricted Party, the amount of the reserve, if any, required to be established by the acquiring party at the time of the acquisition in accordance with GAAP in respect of the post-closing payment adjustments, earn-outs and non-compete payments to be made in connection with such acquisition and (ii) the principal amount of Indebtedness, if any, that is assumed as part of such acquisition (which must comply with Section 6.01(g), if applicable) shall not exceed $250,000,000 or, if the Leverage Ratio as set forth in the certificate most recently delivered under Section 5.01(d)(ii)(B) prior to the closing of the Permitted Acquisition (including on a pro forma basis after giving effect to the Permitted Acquisition) is below 3.00 to 1.00, $400,000,000, and the non-financed equity portion of the purchase price shall be subject to Section 6.04(a);

(g)

Investments existing on the date hereof and set forth on Schedule 6.04(a);

(h)

extensions of trade credit in the ordinary course of business;

(i)

Investments made as a result of the receipt of non-cash consideration from a Disposition of any asset in compliance with Section 6.05;

(j)

Investments made by any person that becomes a Subsidiary after the date hereof; provided that (i) such Investments exist at the time such person becomes a Subsidiary and are not made in contemplation of or in connection with such person becoming a Subsidiary and (ii) unless such person is to become an Unrestricted Subsidiary, at the time such person becomes a Subsidiary no portion of such Investments may represent a commitment or other obligation to make or fund any additional Investment that has not been made on funded at such time;

(k)

Permitted R&D Investments; and

(l)

in addition to Investments permitted by paragraphs (a) through (j) above, additional Investments so long as the aggregate amount invested, loaned or advanced pursuant to this paragraph (k) (determined without regard to any write-downs or write-offs of such investments, loans and advances) does not exceed $10,000,000 in the aggregate.

SECTION 6.05.  Mergers, Consolidations, Sales of Assets and Acquisitions.

(a)

Merge into or amalgamate or consolidate with any other person, or permit any other person to merge into or consolidate with it, or liquidate or dissolve, or consummate an Asset Sale, or purchase, lease or otherwise acquire (in one transaction or a series of transactions) all or substantially all of the assets of any other person, except for (i) the liquidation or dissolution of any inactive Subsidiary, (ii) Permitted Acquisitions in accordance with Section 6.04 and (iii) if at the time thereof and immediately after giving effect thereto no Event of Default or Default shall have occurred and be continuing, (x) the merger or amalgamation or consolidation of any Subsidiary Guarantor into or with either Borrower in a transaction in which such Borrower is the surviving corporation, (y) the merger or amalgamation or consolidation of any Subsidiary Guarantor into or with any other Subsidiary Guarantor, and (z) the merger or amalgamation or consolidation of any Restricted Party into another Restricted Party, provided that if only one of the Restricted Parties is a Transaction Party, it shall be the surviving corporation.

(b)

Engage in any Asset Sale not otherwise permitted under paragraph (a) above unless (i) such Asset Sale is for consideration at least 75% of which is cash (and no portion of the remaining consideration shall be in the form of Indebtedness of any Restricted Party), (ii) such consideration is at least equal to the fair market value of the assets being Disposed of, (iii) the fair market value of all assets Disposed of pursuant to this paragraph (b) shall not exceed (x) $10,000,000 in any fiscal year or (y) $50,000,000 in the aggregate, and (iv) the requirements of Section 2.13(b) are satisfied.

SECTION 6.06.  Restricted Payments; Restrictive Agreements.

(a)

Declare or make, or agree to declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so; provided, however, that (i) any Subsidiary may declare and pay dividends or make other distributions, including in the form of additional Equity Interests, ratably to its equity holders, and (ii) so long as no Event of Default or Default shall have occurred and be continuing or would result therefrom, (A) following each prepayment of Term Loans from Excess Cash Flow pursuant to Section 2.13(d) the Term Borrower may, at any time during the remainder of the calendar year during which such prepayment occurred, pay dividends on its common stock in an aggregate amount not exceeding 25% of the amount of such Excess Cash Flow that was not subject to the prepayment requirement, and (B) any Restricted Party may repurchase its Equity Interests owned by its employees or make payments to its employees upon termination of employment in connection with the exercise of stock options, stock appreciation rights or similar equity incentives or equity based incentives pursuant to management incentive plans or in connection with the death or disability of such employees or make customary and reasonable salary and bonus and other benefits payments to its officers, employees and consultants or payments of customary fees and expenses of members of its board of directors in an aggregate amount for this clause (B) not to exceed $3,000,000 in any fiscal year (it being agreed that any such amount not utilized in any fiscal year may be carried forward and utilized in any subsequent fiscal year so long as the aggregate amount of such repurchases or payments pursuant to this clause (B) shall not exceed $6,000,000 in any fiscal year).

(b)

Enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (i) the ability of any Restricted Party to create, incur or permit to exist any Lien upon any of its property or assets, or (ii) the ability of any Restricted Party to pay dividends or other distributions with respect to any of its Equity Interests or to make or repay loans or advances to any other Transaction Party or to Guarantee Indebtedness of any Transaction Party; provided that (A) the foregoing shall not apply to restrictions and conditions imposed by law or by any Loan Document, (B) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of assets pending such sale, provided such restrictions and conditions apply only to the assets that are to be sold and such sale is not prohibited hereunder, (C)  clause (i) of the foregoing shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness, (D) clause (i) of the foregoing shall not apply to restrictions or conditions  imposed by the Subordinated Note Documents as in effect on the date hereof, and (E) clause (i) of the foregoing shall not apply to customary provisions in leases and other contracts restricting the assignment thereof.

SECTION 6.07.  Transactions with Affiliates.  Sell or transfer any property or assets to, or purchase or acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates that are not Restricted Parties, except that any Restricted Party may engage in any of the foregoing transactions in the ordinary course of business at prices and on terms and conditions not less favorable to such Restricted Party than could be obtained on an arm’s-length basis from unrelated third parties.

SECTION 6.08.  Business of Restricted Parties; Limitation on Hedging Agreements.

(a)

Engage at any time in any business or business activity other than a Permitted Business.

(b)

Enter into any Hedging Agreement other than (i) any such agreement or arrangement entered into in the ordinary course of business and consistent with prudent business practice to hedge or mitigate risks to which such Restricted Party is exposed in the conduct of its business or the management of its liabilities or (ii) any such agreement entered into to hedge against fluctuations in interest rates or currency incurred in the ordinary course of business and consistent with prudent business practice; provided that in each case such agreements or arrangements shall not have been entered into for speculation purposes.

(c)

The Term Borrower will ensure that the Hungarian Subsidiary does not (i) engage in any activity or enter into any transactions other than (A) receiving capital contributions from its sole shareholder, (B) making loans to Transaction Parties which are evidenced by the Subordinated Primary Intercompany Note or the Subordinated Intercompany Note and are in compliance with Section 6.04, (C) collecting and receiving payments on its loans, (D) making corporate distributions to its shareholders, and (E) holding one or more deposit accounts at or maintaining other Permitted Investments with Credit Suisse, Zurich Branch, provided that the maximum aggregate amount on deposit in such accounts (or otherwise held by the Hungarian Subsidiary in cash or other assets (excluding such notes) shall not exceed $40,000,000 (or its equivalent in other currencies) at any time, and (ii) incur any obligations except any incidental obligations incurred in the ordinary course of conducting the foregoing activities.

SECTION 6.09.  Other Indebtedness and Agreements; Amendments to Acquisition Documents.

(a)

Make any payment in respect of, or pay, or offer or commit to pay, or directly or indirectly redeem, repurchase, retire or otherwise acquire for consideration, or set apart any sum for the aforesaid purposes, any Indebtedness that is subordinated to the Obligations, including the Subordinated Notes and any amounts owed under the Subordinated Primary Intercompany Note or the Subordinated Intercompany Note except, if no Default or Event of Default exists, regularly scheduled payments of principal and interest as and when due to the extent such payments would not be in violation of applicable subordination provisions, and in the case of amounts owing to the Hungarian Subsidiary under the Subordinated Primary Intercompany Note or the Subordinated Intercompany Note, payments in addition to the regularly scheduled payments of principal and interest as and when due but only to the extent that such additional payments would not cause the Hungarian Subsidiary to exceed the limitation provided in Section 6.08(c)(i), or would not create a Default or Event of Default.

(b)

(i) Permit any waiver, supplement, modification, amendment, termination or release of the terms and conditions of, any of the indemnities made in favor of the Borrowers pursuant to the Acquisition Documents such that after giving effect thereto such indemnities shall be materially less favorable to the interests of the Restricted Parties or the Secured Parties with respect thereto or (ii) otherwise permit any waiver, supplement, modification, amendment, termination or release of the terms and conditions of, any of the Acquisition Documents except to the extent that such waiver, supplement, modification, amendment, termination or release or failure to enforce could not reasonably be expected to have a Material Adverse Effect.

SECTION 6.10.  Capital Expenditures.  Permit the aggregate amount of Capital Expenditures made by the Restricted Parties to exceed $30,000,000 in any fiscal year; provided that the amount of permitted Capital Expenditures set forth above in respect of any fiscal year commencing with the fiscal year ending on December 31, 2007, shall be increased (but not decreased) by (a) the amount of unused permitted Capital Expenditures for the immediately preceding fiscal year less (b) an amount equal to unused Capital Expenditures carried forward to such preceding fiscal year.

SECTION 6.11.  Interest Coverage Ratio.  Permit the Interest Coverage Ratio on the last day of any fiscal quarter during any period set forth below to be less than the ratio set forth opposite such period below:

Period	Ratio
fiscal quarters ending 6/30/06 and 9/30/06	2.75x
fiscal quarters ending 12/31/06 and 3/31/07	2.75x
fiscal quarters ending 6/30/07 and 12/31/07	3.00x
fiscal quarters during fiscal year 2008 and thereafter	3.50x

SECTION 6.12.  Leverage Ratio.  Permit the Leverage Ratio on the last day of any fiscal quarter during any period set forth below to be greater than the ratio set forth opposite such period below:

Period	Ratio
fiscal quarters ending 6/30/06 and 9/30/06	5.00x
fiscal quarters ending 12/31/06 and 3/31/07	5.00x
fiscal quarters ending 6/30/07 and 12/31/07	4.50x
fiscal quarters during fiscal year 2008	3.75x
fiscal quarters during fiscal year 2009	3.25x
fiscal quarters during fiscal year 2010	2.75x
fiscal quarters during fiscal year 2011	2.50x
fiscal quarters during fiscal year 2012	2.25x

SECTION 6.13.  Fiscal Year.  Change its fiscal year-end to a date other than December 31.

ARTICLE VII.

Events of Default

In case of the happening of any of the following events (“Events of Default”):

(a)

any representation or warranty made or deemed made in or in connection with any Loan Document or the Borrowings or issuances of Letters of Credit hereunder, or any representation, warranty, statement or information contained in any report, certificate, financial statement or other instrument furnished in connection with or pursuant to any Loan Document, shall prove to have been false or misleading in any material respect when so made, deemed made or furnished;

(b)

default shall be made in the payment of any principal of any Loan or the reimbursement with respect to any L/C Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;

(c)

default shall be made in the payment of any interest on any Loan or L/C Disbursement or any Fee or any other amount (other than an amount referred to in (b) above) due under any Loan Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of three Business Days;

(d)

default shall be made in the due observance or performance by any Transaction Party of any covenant, condition or agreement contained in Section 5.01, 5.02(a), 5.06, 5.07 or 5.09 or in Article VI;

(e)

default shall be made in the due observance or performance by any Transaction Party of any covenant, condition or agreement contained in any Loan Document (other than those specified in clauses (b), (c) or (d) above) and such default shall continue unremedied for a period of 30 days following the earlier of (i) knowledge thereof by a Responsible Officer a Borrower or AMIH and (ii) written notice thereof by the Administrative Agent or any Lender to a Transaction Party;

(f)

(i)  any Restricted Party shall (A) fail to pay any principal or interest, regardless of amount, due in respect of any Material Indebtedness, when and as the same shall become due and payable (after giving effect to any applicable grace period), or (B) any other event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; or (ii) any Event of Default shall occur under (and as defined in) (A) the Hungarian Note Purchase Agreement or the Subordinated Primary Intercompany Note, or (B) the DOS Trust Documents;

(g)

an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of any Transaction Party, or of a substantial part of the property or assets of any Transaction Party, under any Insolvency Law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Transaction Party or for a substantial part of the property or assets of any Transaction Party or (iii) the winding-up or liquidation of any Transaction Party; and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(h)

the Transaction Parties shall become insolvent, or any Transaction Party shall (i) voluntarily commence any proceeding or file any petition seeking relief under any Insolvency Law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in (g) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Transaction Party or for a substantial part of the property or assets of any Transaction Party,

(iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (vii) take any action for the purpose of effecting any of the foregoing;

(i)

if an encumbrancer takes possession of all or a substantial portion of the Collateral of the Transaction Parties, taken as a whole, by appointment of a receiver, receiver and manager, or otherwise;

(j)

one or more judgments for the payment of money in an aggregate amount in excess of $5,000,000 (excluding therefrom any amount covered by insurance as to which the applicable insurer has acknowledged in writing its obligation to cover) shall be rendered against any Transaction Party or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to levy upon assets or properties of any Transaction Party to enforce any such judgment;

(k)

an ERISA Event described in clause (b) of the definition thereof shall have occurred or any other ERISA Event shall have occurred that, when taken together with all other such ERISA Events, could reasonably be expected to result in liability exceeding $5,000,000;

(l)

any Facilities Guaranty under the Article X for any reason shall cease to be in full force and effect (other than in accordance with its terms), or any Guarantor shall deny in writing that it has any further liability under its Facilities Guaranty (other than as a result of the discharge of such Guarantor in accordance with the terms of the Loan Documents);

(m)

any Lien created under any Security Document shall cease to be, or shall be asserted by any Transaction Party not to be, a valid, perfected and, with respect to the Secured Parties, first priority (except as otherwise expressly provided in this Agreement or such Security Document) Lien on any material Collateral covered thereby, except to the extent that any such loss of perfection or priority results from any action by Collateral Agent or the failure of the Collateral Agent to maintain possession of certificates representing Equity Interests pledged under the relevant Security Documents; or

(n)

there shall have occurred a Change in Control;

then, and in every such event (other than an event with respect to either Borrower described in paragraph (g) or (h) above), and at any time thereafter during the continuance of such event either or both of the following actions may be taken: (i) the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Revolving Borrower, terminate forthwith the Revolving Credit Commitments and the Swingline Commitment and (ii) the Administrative Agent may, and at the request of the Required Lenders shall, declare the Loans then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of either Borrower accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrowers, anything contained herein or in any other Loan Document to the contrary notwithstanding, and the Administrative Agent and the Collateral Agent shall have the right to take all or any actions and exercise any remedies available to a secured party under the Security Documents or applicable law or in equity; and in any event with respect to either Borrower described in paragraph (g) or (h) above, the Revolving Credit Commitments and the Swingline Commitment shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrowers accrued hereunder and under any other Loan Document, shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrowers, anything contained herein or in any other Loan Document to the contrary notwithstanding, and the Administrative Agent and the Collateral Agent shall have the right to take all or any actions and exercise any remedies available to a secured party under the Security Documents or applicable law or in equity.  The Required Lenders may, by notice to the Administrative Agent, rescind a termination of the Revolving Credit Commitments and the Swingline Commitment described in clause (i) above and rescind an acceleration of the Loans described in clause (ii) above.

ARTICLE VIII.

The Agents and the Arrangers

Each of the Lenders and the Issuing Bank hereby irrevocably appoints each of the Administrative Agent and the Collateral Agent (for purposes of this Article VIII, the Administrative Agent and the Collateral Agent are referred to collectively as the “Agents”) its agent and authorizes the Agents to take such actions on its behalf and to exercise such powers as are delegated to such Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto.  Without limiting the generality of the foregoing, the Agents are hereby expressly authorized by the Lenders to execute any and all documents (including releases and the Security Documents) with respect to the Collateral and the rights of the Secured Parties with respect thereto, as contemplated by and in accordance with the provisions of this Agreement and the Security Documents.

Without prejudice to the foregoing, each of the Lenders hereby acknowledges that the Collateral Agent holds the Collateral created pursuant to the U.K. Share Charge as trustee for and on behalf of the Secured Parties in accordance with the terms of the declaration of trust set out in the U.K. Share Charge and that the terms of its appointment, and such trust, shall be as set out (or referred to) in the U.K. Share Charge.

Each bank serving as an Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with any Angiotech Party or any of their respective Affiliates as if it were not an Agent hereunder.

No Agent shall have any duties or obligations except those expressly set forth in the Loan Documents.  Without limiting the generality of the foregoing, (a) no Agent shall be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) no Agent shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that the Administrative Agent or the Collateral Agent is required to exercise in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.08), and (c) except as expressly set forth in the Loan Documents, no Agent shall have any duty to disclose, nor shall it be liable for the failure to disclose, any information relating to any Angiotech Party that is communicated to or obtained by the bank serving as any Agent or any of its Affiliates in any capacity.  The Administrative Agent and the Collateral Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.08) or in the absence of its own gross negligence or willful misconduct.  No Agent shall be deemed to have knowledge of any Default unless and until written notice thereof is given to such Agent by a Borrower or a Lender, and no Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to such Agent.

Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper person.  Each Agent may also rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper person, and shall not incur any liability for relying thereon.  Each Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Each Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by it.  Each Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers by or through their respective Related Parties.  The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of each Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.

Subject to the appointment and acceptance of a successor Agent as provided below, each Agent may resign at any time by notifying the Lenders, the Issuing Bank and the Borrowers.  Upon any such resignation of the Administrative Agent or the Collateral Agent, the Required Lenders shall have the right to appoint a successor, subject to the Borrowers’ approval (not to be unreasonably withheld or delayed) so long as no Default or Event of Default shall have occurred and be continuing.  If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may, on behalf of the Lenders and the Issuing Bank, appoint a successor Agent which shall be a bank with an office in New York, New York, or an Affiliate of any such bank.  Upon the acceptance of its appointment as Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrowers to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor.  After an Agent’s resignation hereunder, the provisions of this Article and Section 9.05 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while acting as Agent.

Each of the Arrangers, the Syndication Agent and each Documentation Agent, in its capacity as such, shall have no duties or responsibilities, and shall incur no liability, under this Agreement or any other Loan Document.

Each Lender acknowledges that it has, independently and without reliance upon the Agents, the Arrangers, the Syndication Agent, the Documentation Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.  Each Lender also acknowledges that it will, independently and without reliance upon the Agents, the Arrangers, the Syndication Agent, the Documentation Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement or any other Loan Document, any related agreement or any document furnished hereunder or thereunder.

To the extent required by any applicable law, the Administrative Agent may withhold from any interest payment to any Lender an amount equivalent to any applicable withholding Tax.  If the Internal Revenue Service or any other Governmental Authority asserts a claim that the Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender because the appropriate form was not delivered or was not properly executed or because such Lender failed to notify the Administrative Agent of a change in circumstance which rendered the exemption from, or reduction of, withholding Tax ineffective or for any other reason, such Lender shall indemnify the Administrative Agent fully for all amounts paid, directly or indirectly, by the Administrative Agent as Tax or otherwise, including any penalties or interest and together with all expenses (including legal expenses, allocated internal costs and out-of-pocket expenses) incurred.

ARTICLE IX.

Miscellaneous

SECTION 9.01.  Notices; Posting of Approved Electronic Communications.

(a)

Notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by fax, as follows:

(i)

if to the Term Borrower, to it at 1618 Station Street, Vancouver, B.C., V6A 1B6, Fax: (604) 221-6915, Attention: Chief Financial Officer, with a copy to the Term Borrower, 1618 Station Street, Vancouver, B.C., V6A 1B6, Fax: (604) 221-6915, Attention: General Counsel and a copy to Sullivan & Cromwell LLP, 1888 Century Park East, Suite 2100, Los Angeles, CA 90067, Attention: Alison Ressler, Fax: (310) 712-8800;

(ii)

if to the Revolving Borrower, to it at 101 W. North Bend Way, Suite 201, PO Box 2840, North Bend, WA 98045, Fax: (425) 831-3091, Attention: General Counsel, with a copy to the Term Borrower, 1618 Station Street, Vancouver, B.C., V6A 1B6, Fax: (604) 221-6915, Attention: Chief Financial Officer and a copy to Sullivan & Cromwell LLP, 1888 Century Park East, Suite 2100, Los Angeles, CA 90067, Attention: Alison Ressler, Fax: (310) 712-8800;

(iii)

if to the Administrative Agent or the Collateral Agent, to Credit Suisse, Eleven Madison Avenue, New York, NY 10010, Attention of Tom Lynch / Agency Group Manager (Fax No. (212) 325-8304); and

(iv)

if to a Lender, to it at its address (or fax number) set forth in the Lender Addendum or the Assignment Agreement pursuant to which such Lender shall have become a party hereto.

(b)

All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or sent by fax or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 9.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 9.01.

The Borrowers hereby agree, unless directed otherwise by the Administrative Agent or unless the electronic mail address referred to below has not been provided by the Administrative Agent to the Borrowers, that each will, or will cause their respective Subsidiaries to, provide to the Administrative Agent all information, documents and other materials that each is obligated to furnish to the Administrative Agent pursuant to the Loan Documents or to the Lenders under Section 5.01, including all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (i) is or relates to a Borrowing Request, a continuation or conversion request pursuant to Section 2.10 or a request for a Letter of Credit pursuant to Section 2.23, (ii) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (iii) provides notice of any Default or Event of Default under this Agreement or any other Loan Document or (iv) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any Borrowing or other extension of credit hereunder (all such non-excluded communications being referred to herein collectively as “Communications”), by transmitting the Communications in an electronic/soft medium that is properly identified in a format acceptable to the Administrative Agent to an electronic mail address as directed by the Administrative Agent.  In addition, the Borrowers agree, and agree to cause their respective Subsidiaries, to continue to provide the Communications to the Administrative Agent or the

Lenders, as the case may be, in the manner specified in the Loan Documents but only to the extent requested by the Administrative Agent.

The Borrowers further agree that the Administrative Agent may make the Communications available to the Lenders by posting the Communications on Intralinks or a substantially similar electronic transmission system (the “Platform”).

THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE”.  THE INDEMNITEES DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS OR THE ADEQUACY OF THE PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE COMMUNICATIONS.  NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS IS MADE BY THE INDEMNITEES IN CONNECTION WITH THE COMMUNICATIONS OR THE PLATFORM.  IN NO EVENT SHALL THE INDEMNITEES HAVE ANY LIABILITY TO ANY ANGIOTECH PARTY, ANY LENDER OR ANY OTHER PERSON FOR DAMAGES OF ANY KIND, WHETHER OR NOT BASED ON STRICT LIABILITY AND INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY ANGIOTECH PARTY’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET, EXCEPT TO THE EXTENT THE LIABILITY OF ANY INDEMNITEES IS FOUND IN A FINAL RULING BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED PRIMARILY FROM SUCH INDEMNITEE’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

The Administrative Agent agrees that the receipt of the Communications by the Administrative Agent at its e-mail address set forth above shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Loan Documents.  Each Lender agrees that receipt of notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Loan Documents.  Each Lender agrees to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender’s e-mail address to which the foregoing notice may be sent by electronic transmission and that the foregoing notice may be sent to such e-mail address.

Nothing herein shall prejudice the right of the Administrative Agent or any Lender to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.

SECTION 9.02.  Survival of Agreement.  All covenants, agreements, representations and warranties made by each of the Borrowers herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Lenders and the Issuing Bank and shall survive the making by the Lenders of the Loans and the issuance of Letters of Credit by the Issuing Bank, regardless of any investigation made by the Lenders or the Issuing Bank or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any Fee or any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not been terminated.  The provisions of Sections 2.14, 2.16, 2.20 and 9.05 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Loans, the expiration of the Commitments, the expiration of any Letter of Credit, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document or any investigation made by or on behalf of the Administrative Agent, the Collateral Agent, the Arrangers, any Lender or the Issuing Bank.

SECTION 9.03.  Binding Effect.  This Agreement shall become effective when it shall have been executed by each of the parties hereto and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto.

SECTION 9.04.  Successors and Assigns.

(a)

Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the permitted successors and assigns of such party; and all covenants, promises and agreements by or on behalf of each of the Borrowers, the Administrative Agent, the Collateral Agent, the Issuing Bank or the Lenders that are contained in this Agreement shall bind and inure to the benefit of their respective successors and assigns.

(b)

Each Lender may assign to one or more Eligible Assignees all or a portion of its interests, rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided, however, that (i) the Administrative Agent must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed) other than any assignment of Term Loans to a Lender or an Affiliate or Related Fund of a Lender, (ii) in the case of any assignment of a Revolving Credit Commitment, each of the Issuing Bank, the Swingline Lender and the Revolving Borrower must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed); provided that the consent of the Revolving Borrower shall not be required to any such assignment during the continuance of any Default, (iii) the amount of the Commitment of the assigning Lender subject to each such assignment  (or, in the case of simultaneous assignments to Affiliates or Related Funds, the aggregate amount of the Commitments subject to such assignments) determined as of the date the Assignment Agreement with respect to such assignment is delivered to the Administrative Agent, shall not be less than $1,000,000 (or, if less, the entire remaining amount of such Lender’s Commitment) and shall be in an amount that is an integral multiple of $1,000,000 (or the entire remaining amount of such Lender’s Commitment), unless otherwise agreed by the Administrative Agent, (iv) the parties to each such assignment shall execute and deliver to the Administrative Agent an Assignment Agreement via an electronic settlement system acceptable to the Administrative Agent (or, if previously agreed with the Administrative Agent, manually), and shall pay to the Administrative Agent a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent and with only one such fee being payable with respect to simultaneous assignments by or to two or more Affiliates or Related Funds of the same

Lender), and (v) the assignee, if it shall not be a Lender immediately prior to the assignment, shall deliver to the Administrative Agent an Administrative Questionnaire and applicable tax forms, as described in Section 2.20.  Upon acceptance and recording pursuant to paragraph (e) of this Section 9.04, from and after the effective date specified in each Assignment Agreement, (A) the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment Agreement, have the rights and obligations of a Lender under this Agreement and (B) the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment Agreement, be released from its obligations under this Agreement (and, in the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.14, 2.16, 2.20 and 9.05, as well as to any Fees accrued for its account and not yet paid).

(c)

By executing and delivering an Assignment Agreement, the assigning Lender thereunder and the assignee thereunder shall be deemed to confirm to and agree with each other and the other parties hereto as follows:  (i) such assigning Lender warrants that it is the legal and beneficial owner of the interest being assigned thereby free and clear of any adverse claim and that its Term Loan Commitment and Revolving Credit Commitment, and the outstanding balances of its Term Loans and Revolving Loans, in each case without giving effect to assignments thereof which have not become effective, are as set forth in such Assignment Agreement, (ii) except as set forth in (i) above, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto, or the financial condition of each of the Transaction Parties or the performance or observance by each of the Transaction Parties of any of its obligations under this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto; (iii) such assignee represents and warrants that it is legally authorized to enter into such Assignment Agreement; (iv) such assignee confirms that it has received a copy of this Agreement, together with copies of the most recent financial statements referred to in Section 3.05(a) or delivered pursuant to Section 5.01 and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment Agreement; (v) such assignee will independently and without reliance upon the Administrative Agent, the Collateral Agent, the Arrangers, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (vi) such assignee appoints and authorizes the Administrative Agent and the Collateral Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Administrative Agent and the Collateral Agent, respectively, by the terms hereof, together with such powers as are reasonably incidental thereto; and (vii) such assignee agrees that it will perform in accordance with their terms all the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(d)

The Administrative Agent, acting for this purpose as an agent of each of the Borrowers, shall maintain at one of its offices in The City of New York a copy of each Assignment Agreement delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive absent manifest error and each of the Borrowers, the Administrative Agent, the Issuing Bank, the Collateral Agent and the Lenders may treat each person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by each of the Borrowers, the Issuing Bank, the Collateral Agent and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(e)

Upon its receipt of a duly completed Assignment Agreement executed by an assigning Lender and an assignee, an Administrative Questionnaire and applicable tax forms, as described in Section 2.20, completed in respect of the assignee (unless the assignee shall already be a Lender hereunder) and the written consent of the Administrative Agent and, if required, the written consent of the relevant Borrower, the Swingline Lender and the Issuing Bank to such assignment, the Administrative Agent shall (i) accept such Assignment Agreement and (ii) record the information contained therein in the Register.  No assignment shall be effective unless it has been recorded in the Register as provided in this paragraph (e).

(f)

Each Lender may without the consent of the Borrowers, the Swingline Lender, the Issuing Bank or the Administrative Agent sell participations to one or more banks or other entities in all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans); provided, however, that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the participating banks or other entities shall be entitled to the benefit of the cost protection provisions contained in Sections 2.14, 2.16 and 2.20 to the same extent as if they were Lenders (but, with respect to any particular participant, to no greater extent than the Lender that sold the participation to such participant) and (iv) the Borrowers, the Administrative Agent, the Issuing Bank and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, and such Lender shall retain the sole right to enforce the obligations of the Borrowers relating to the Loans or L/C Disbursements and to approve any amendment, modification or waiver of any provision of this Agreement (other than amendments, modifications or waivers decreasing any fees payable hereunder or the amount of principal of or the rate at which interest is payable on the Loans (in each case to the extent participated in by such participant), extending any scheduled principal payment date or date fixed for the payment of interest on the Loans (in each case to the extent participated in by such participant), increasing or extending the Commitments (in each case to the extent participated in by such participant) or releasing any Guarantor or all or any substantial part of the Collateral).

(g)

Any Lender or participant may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section 9.04, disclose to the assignee or participant or proposed assignee or participant any information relating to the Borrowers furnished to such Lender by or on behalf of the Borrowers; provided that, prior to any such disclosure of information designated by the Borrowers as confidential, each such assignee or participant or proposed assignee or participant shall execute an agreement whereby such assignee or participant shall agree (subject to customary exceptions) to preserve the confidentiality of such confidential information on terms no less restrictive than those applicable to the Lenders pursuant to Section 9.16.

(h)

Any Lender may at any time assign all or any portion of its rights under this Agreement to secure extensions of credit to such Lender or in support of obligations owed by such Lender and, in the case of any Lender that is a fund that invests in bank loans, such Lender may pledge all or any portion of its rights under this Agreement to any holder of, trustee for, or other representative of any holders of, obligations owed or securities issued by such fund as security for such obligations or securities; provided that no such assignment or pledge described in this clause (h) shall release a Lender from any of its obligations hereunder or substitute any such assignee or pledgee for such Lender as a party hereto.

(i)

Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle (an “SPC”), identified as such in writing from time to time by the Granting Lender to the Administrative Agent and each of the Borrowers, the option to provide to each of the Borrowers all or any part of any Loan that such Granting Lender would otherwise be obligated to make to the Borrowers pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to make any Loan and (ii) if an SPC elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof as if such Granting Lender had not granted the option provided for in this clause (i).  The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender.  Each party hereto hereby agrees that no SPC shall be liable for any indemnity or similar payment obligation under this Agreement (all liability for which shall remain with the Granting Lender).  In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPC, it will not institute against, or join any other person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under the laws of the United States or any State thereof.  In addition, notwithstanding anything to the contrary contained in this Section 9.04, any SPC may (i) with notice to, but without the prior written consent of, each of the Borrowers and the Administrative Agent and without paying any processing fee therefor, assign all or a portion of its interests in any Loans to the Granting Lender or to any financial institutions (consented to by each of the Borrowers and Administrative Agent) providing liquidity and/or credit support to or for the account of such SPC to support the funding or maintenance of Loans and (ii) disclose on a confidential basis any non-public information relating to its Loans to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement to such SPC.

(j)

Neither of the Borrowers shall assign or delegate any of its rights or duties hereunder without the prior written consent of the Administrative Agent, the Issuing Bank and each Lender, and any attempted assignment without such consent shall be null and void.

SECTION 9.05.  Expenses; Indemnity.

(a)

Each of the Borrowers agrees, jointly and severally, to pay all reasonable invoiced out-of-pocket costs and expenses incurred by the Administrative Agent and the Collateral Agent in connection with the syndication of the credit facilities provided for herein and the preparation and administration of this Agreement and the other Loan Documents or in connection with any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions hereby or thereby contemplated shall be consummated) or incurred by the Administrative Agent, the Arrangers, the Issuing Bank or any Lender in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents or in connection with the Loans made or Letters of Credit issued hereunder, including in each case the fees and disbursements of Latham & Watkins LLP, counsel for the Administrative Agent and the Collateral Agent, and, in connection with any such enforcement or protection, the reasonable fees and disbursements of any counsel for the Administrative Agent or the Collateral Agent and one other transaction counsel acting on behalf of the Syndication Agent, the Documentation Agent, the Arrangers, the Issuing Bank and the Lenders, together with any other local and special counsel reasonably required in connection with such enforcement or protection.

(b)

Each of the Borrowers agrees, jointly and severally, to indemnify the Administrative Agent, the Collateral Agent, the Syndication Agent, the Documentation Agent, the Arrangers, each Lender, the Issuing Bank and each Related Party of any of the foregoing persons (each such person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related costs and expenses, including reasonable counsel fees and disbursements, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the execution or delivery of this Agreement or any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties thereto of their respective obligations thereunder or the consummation of the Transactions and the other transactions contemplated hereunder or thereby, (ii) the use of the proceeds of the Loans or issuance of Letters of Credit, (iii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto, or (iv) any actual or alleged presence or Release of Hazardous Materials on any property owned or operated by any Angiotech Party, or any Environmental Liability related in any way to any Angiotech Party; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related costs and expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee, and such indemnity shall not require the Borrowers to pay any Excluded Taxes.  The provisions of Section 9.05(b) shall not apply to Section 2.20.

(c)

To the extent that the Borrowers fail to pay any amount required to be paid by them to the Administrative Agent, the Collateral Agent, the Syndication Agent, the Documentation Agent, the Arrangers, the Issuing Bank or the Swingline Lender under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to the Administrative Agent, the Collateral Agent, the Syndication Agent, the Documentation Agent, the Arrangers, the Issuing Bank or the Swingline Lender, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, the Collateral Agent, the Syndication Agent, the Documentation Agent, the Arrangers, the Issuing Bank or the Swingline Lender in its capacity as such.  For purposes hereof, a Lender’s “pro rata share” shall be determined based upon its share of the sum of the

Aggregate Revolving Credit Exposure, outstanding Term Loans and unused Commitments at the time.

(d)

To the extent permitted by applicable law, no Transaction Party shall assert, and each hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof.

(e)

The provisions of this Section 9.05 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the Transactions or the other transactions contemplated hereby, the repayment of any of the Loans, the expiration of the Commitments, the expiration of any Letter of Credit, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Administrative Agent, the Collateral Agent, the Syndication Agent, the Documentation Agent, the Arrangers, any Lender or the Issuing Bank.  All amounts due under this Section 9.05 shall be payable on written demand therefor.

SECTION 9.06.  Right of Setoff.  If an Event of Default shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, except to the extent prohibited by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender to or for the credit or the account of any Transaction Party against any of and all the obligations of each of the Borrowers now or hereafter existing under this Agreement and other Loan Documents, irrespective of whether or not such Lender shall have made any demand under this Agreement or such other Loan Document and although such obligations may be unmatured.  The rights of each Lender under this Section 9.06 are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

SECTION 9.07.  Applicable Law.  THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (OTHER THAN LETTERS OF CREDIT AND AS EXPRESSLY SET FORTH IN OTHER LOAN DOCUMENTS) SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.  EACH LETTER OF CREDIT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED IN ACCORDANCE WITH, THE LAWS OR RULES DESIGNATED IN SUCH LETTER OF CREDIT, OR IF NO SUCH LAWS OR RULES ARE DESIGNATED, THE UNIFORM CUSTOMS AND PRACTICE FOR DOCUMENTARY CREDITS MOST RECENTLY PUBLISHED AND IN EFFECT, ON THE DATE SUCH LETTER OF CREDIT WAS ISSUED, BY THE INTERNATIONAL CHAMBER OF COMMERCE (THE “UNIFORM CUSTOMS”) AND, AS TO MATTERS NOT GOVERNED BY THE UNIFORM CUSTOMS, THE LAWS OF THE STATE OF NEW YORK.

SECTION 9.08.  Waivers; Amendment.

(a)

No failure or delay of the Administrative Agent, the Collateral Agent, any Lender or the Issuing Bank in exercising any power or right hereunder or under any other Loan

Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the Administrative Agent, the Collateral Agent, the Issuing Bank and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have.  No waiver of any provision of this Agreement or any other Loan Document or consent to any departure by the Borrowers or any other Transaction Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.  No notice or demand on the Borrowers in any case shall entitle the Borrowers to any other or further notice or demand in similar or other circumstances.

(b)

Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrowers and the Required Lenders; provided, however, that no such agreement shall (i) decrease the principal amount of, or extend the maturity of or any scheduled principal payment date (subject to the last sentence of Article VII) or date for the payment of any interest on any Loan or any date for reimbursement of an L/C Disbursement, or waive or excuse any such payment or any part thereof, or decrease the Applicable Rate in respect of any Loan or L/C Disbursement, without the prior written consent of each Lender adversely affected thereby, (ii) increase or extend the Commitment or decrease or extend the date for payment of any Fees due to any Lender without the prior written consent of such Lender, (iii) amend or modify the pro rata requirements of Section 2.17, the provisions of Section 9.04(j), the provisions of this Section or the percentage set forth in the definition of the term “Required Lenders,” or release any Borrower or substantially all of the Subsidiary Guarantors, without the prior written consent of each Lender adversely affected thereby, (iv) amend or modify the percentage set forth in the definition of the term “Majority Facility Lenders” without the prior written consent of each Lender adversely affected thereby, (v) release all or substantially all of the Collateral without the prior written consent of each Lender, (vi) change the provisions of any Loan Document in a manner that by its terms adversely affects the rights in respect of payments due to Lenders holding Loans of one Class differently from the rights of Lenders holding Loans of any other Class without the prior written consent of  Lenders holding a majority in interest of the outstanding Loans and unused Commitments of each adversely affected Class or (vii) modify the protections afforded to an SPC pursuant to the provisions of Section 9.04(i) without the written consent of such SPC; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, the Collateral Agent, the Issuing Bank or the Swingline Lender hereunder or under any other Loan Document without the prior written consent of the affected Administrative Agent, Collateral Agent, Issuing Bank or Swingline Lender, as applicable.

SECTION 9.09.  Interest Rate Limitation.

(a)

Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan or participation in any L/C Disbursement, together with all fees, charges and other amounts which are treated as interest on such Loan or participation in such L/C Disbursement under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan or participation in accordance with applicable law, the rate of interest payable in respect of such Loan or participation hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan or participation but were not payable as a result of the operation of this Section 9.09 shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or participations or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

(b)

Subject to Section 9.09(a), if any provision of this Agreement or any of the other Loan Documents would oblige the Term Borrower to make any payment of interest with respect to its Obligations or any other amount payable to any Canadian Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of “interest” with respect to the Obligations at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provision, such amount or rates shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by that Lender of interest with respect to the Obligations at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (i) first, by reducing the amount or rates of interest required to be paid to the affected Lender under this Section; and (ii) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the affected Lender which would constitute interest with respect to the Obligations for purposes of Section 347 of the Criminal Code (Canada). Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if any Canadian Lender shall have received an amount in excess of the maximum permitted by that section of the Criminal Code (Canada), then the Term Borrower shall be entitled, by notice in writing to the affected Lender, to obtain reimbursement from such Lender in an amount equal to such excess, and pending such reimbursement, such amount shall be deemed to be an amount payable by that Lender to the Term Borrower. Any amount or rate of interest under the Obligations referred to in this Section shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that any Term Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing Date to the Term Loan Maturity Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination.

SECTION 9.10.  Entire Agreement.  This Agreement, the Fee Letter and the other Loan Documents constitute the entire contract between the parties relative to the subject matter hereof.  Any other previous agreement among the parties with respect to the subject matter hereof is superseded by this Agreement and the other Loan Documents.  Nothing in this Agreement or in the other Loan Documents, expressed or implied, is intended to confer upon any person (other than the parties hereto and thereto, their respective successors and assigns permitted hereunder (including any Affiliate of the Issuing Bank that issues any Letter of Credit)

and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Collateral Agent, the Syndication Agent, the Documentation Agent, each Arranger, the Issuing Bank and the Lenders ) any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.

SECTION 9.11.  WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

SECTION 9.12.  Severability.  In the event any one or more of the provisions contained in this Agreement or in any other Loan Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction).  The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 9.13.  Counterparts.  This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original but all of which when taken together shall constitute a single contract, and shall become effective as provided in Section 9.03.  Delivery of an executed signature page to this Agreement or of a Lender Addendum by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

SECTION 9.14.  Headings.  Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

SECTION 9.15.  Jurisdiction; Consent to Service of Process.

(a)

Each of the Borrowers hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such federal court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement shall affect any right that the Administrative Agent, the Collateral Agent, the Syndication Agent, the Documentation Agent, each Arranger, the Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or the other Loan Documents against either of the Borrowers or its properties in the courts of any jurisdiction.

(b)

Each Borrower agrees that service of all writs, process and summonses in any such action or proceeding brought in the State of New York may be made upon National Registered Agents, Inc., 855 Avenue of the Americas, Suite 501, New York, NY 10001 (the “Process Agent”).  Each Borrower hereby irrevocably appoints the Process Agent as its true and lawful attorney-in-fact in its name, place and stead to accept such service of any and all such writs, process and summonses and agrees that failure of such Process Agent to give any notice of any such service of process to such Borrower shall not impair or affect the validity of such service or of any judgment based thereon.  If any person appointed by a Borrower as its agent for purposes of this Section 9.15 shall cease to act as such agent or the appointment of such agent shall prove to be ineffective for any reason, such Borrower shall without delay appoint another such agent satisfactory to the Administrative Agent and shall promptly deliver to the Administrative Agent evidence in writing of such other agent’s acceptance of such appointment.

(c)

Each of the Borrowers hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Loan Documents in any New York State or federal court.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d)

Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 9.16.  Confidentiality.  Each of the Administrative Agent, the Collateral Agent, the Issuing Bank and the Lenders agrees to maintain the confidentiality of the Information, except that Information may be disclosed (a) to its and its Affiliates’ officers, directors, employees and agents, including accountants, legal counsel and other advisors (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority or quasi-regulatory authority (such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) in connection with the exercise of any remedies hereunder or under the other Loan Documents or any suit, action or proceeding relating to the enforcement of its rights hereunder or thereunder, (e) subject to a prior or contemporaneous agreement containing provisions substantially the same as those of this Section 9.16, to (i) any actual or prospective assignee of or participant in any of its rights or obligations under this Agreement and the other Loan Documents or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to each of the Borrowers or any Subsidiary or any of their respective obligations, (f) with the written consent of the Term Borrower or (g) to the extent such Information becomes publicly available other than as a result of a breach of this Section 9.16.  For the purposes of this Section, “Information” shall mean all information provided by or on behalf of the Borrowers and related to the Borrowers or their business, other than any such information that was available to the Administrative Agent, the Collateral Agent, the Issuing Bank or any Lender on a nonconfidential basis prior to its disclosure by or on behalf of such Borrower; provided that, in the case of Information received from the Borrowers after the date hereof, such information is clearly identified at the time of delivery as confidential and further provided that all information obtained by any Agent or Lender under Sections 5.01(e), (g) and (h) or Section 5.08 of this Agreement is deemed confidential.  Any person required to maintain the confidentiality of Information as provided in this Section 9.16 shall be considered to have complied with its obligation to do so if such person has exercised the same degree of care to maintain the confidentiality of such Information as such person would accord its own confidential information.

SECTION 9.17.  Delivery of Lender Addenda.  Each initial Lender shall become a party to this Agreement by delivering to the Administrative Agent a Lender Addendum duly executed by such Lender, the Borrowers and the Administrative Agent.

SECTION 9.18.  Judgment Currency.

(a)

The obligations of any Transaction Party under this Agreement and the other Loan Documents to make payments in Dollars (the “Obligation Currency”) shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than the Obligation Currency, except to the extent that such tender or recovery results in the effective receipt by the Administrative Agent, the Issuing Bank or the respective Lender, as the case may be, of the full amount of the Obligation Currency expressed to be payable to the Administrative Agent, the Issuing Bank or such Lender, as the case may be, under this Agreement or the other Loan Documents.  If, for the purpose of obtaining or enforcing a judgment against any Transaction Party in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than the Obligation Currency (such other currency, the “Judgment Currency”) an amount due in the Obligation Currency, the conversion shall be made at the rate of exchange quoted by the Administrative Agent, determined, in each case, as of the business day immediately preceding the day on which the judgment is given (such business day, the “Judgment Currency Conversion Date”).

(b)

If there is a change in the rate of exchange prevailing between the Judgment Currency Conversion Date and the date of actual payment of the amount due, each Transaction Party covenants and agrees to pay, or cause to be paid, such additional amounts, if any (but in any event not a lesser amount), as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the actual date of payment, will produce the amount of the Obligation Currency that could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial award at the rate of exchange prevailing on the Judgment Currency Conversion Date.

(c)

For purposes of determining any rate of exchange for this Section 9.19, such amounts shall include any premium and costs payable in connection with the purchase of the Obligation Currency.

SECTION 9.19.  Appointment for Perfection.  Each Lender hereby appoints each other Lender as its agent for the purpose of perfecting Liens, for the benefit of the Administrative Agent and the Lenders, in assets which, in accordance with Article 9 of the UCC or any other applicable law can be perfected only by possession.  Should any Lender (other than the Administrative Agent) obtain possession of any such Collateral, such Lender shall notify the Administrative Agent thereof, and, promptly upon the Administrative Agent’s request therefor shall deliver such Collateral to the Administrative Agent or otherwise deal with such Collateral in accordance with the Administrative Agent’s instructions.

ARTICLE X.

Facilities Guaranty

SECTION 10.01.  Guaranty of Obligations.

(a)

Each Guarantor hereby agrees that it is jointly and severally liable for, and, as primary obligor and not merely as surety, absolutely and unconditionally guarantees to the Lenders, the Administrative Agent and the Issuing Bank the prompt payment when due, whether at stated maturity, upon acceleration or otherwise, and at all times thereafter, of the Obligations and all costs and expenses including, without limitation, all court costs and legal attorneys’ and paralegals’ fees and expenses paid or incurred by the Administrative Agent, the Issuing Bank and the Lenders in endeavoring to collect all or any part of the Obligations from, or in prosecuting any action against, either Borrower, any Guarantor or any other guarantor of all or any part of the Obligations (such costs and expenses, together with the Obligations, collectively the “Guaranteed Obligations”).  Each Guarantor further agrees that the Guaranteed Obligations may be extended or renewed in whole or in part without notice to or further assent from it, and that it remains bound upon its guarantee notwithstanding any such extension or renewal.

(b)

Notwithstanding any provision to the contrary in this Facilities Guaranty or in any other Loan Document, (i) no Guarantor that is a Foreign Subsidiary guarantees, either directly or indirectly, or shall have any obligation to indemnify any person in respect of, any Obligations, including Guaranteed Obligations, owed by the Revolving Borrower or any U.S. Party, provided that, for clarification, each such Guarantor that is a Foreign Subsidiary shall be liable for the Guaranteed Obligations with respect to the Obligations owed by the Term Borrower in its capacity as a Borrower and (ii) the Revolving Borrower shall have no right of contribution or indemnity from any Foreign Subsidiary in respect of the Revolving Borrower’s Obligations; the term “Guaranteed Obligations” shall be construed accordingly.

(c)

All terms of this Facilities Guaranty apply to and may be enforced by or on behalf of any domestic or foreign branch or Affiliate of any Lender that extended any portion of the Obligations.

SECTION 10.02.  Guaranty of Payment.  This Facilities Guaranty is a guaranty of payment and not of collection.  Each Guarantor waives any right to require the Administrative Agent, the Issuing Bank or any Lender to sue either Borrower, any Guarantor, any other guarantor, or any other person obligated for all or any part of the Guaranteed Obligations (each, an “Obligated Party”), or otherwise to enforce its payment against any collateral securing all or any part of the Guaranteed Obligations.

SECTION 10.03.  No Discharge or Diminishment of Guaranty.

(a)

Except as otherwise provided for herein, the obligations of each Guarantor hereunder are unconditional and absolute and not subject to any reduction, limitation, impairment or termination for any reason (other than the payment in full in cash of the Guaranteed Obligations), including:  (i) any claim of waiver, release, extension, renewal, settlement, surrender, alteration, or compromise of any of the Guaranteed Obligations, by operation of law or otherwise; (ii) any change in the corporate existence, structure or ownership of any Obligated Party; (iii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting any Obligated Party, or their assets or any resulting release or discharge of any obligation of any Obligated Party; or (iv) the existence of any claim, setoff or other rights which any Guarantor may have at any time against any Obligated Party, the Administrative Agent, the Issuing Bank, any Lender, or any other person, whether in connection herewith or in any unrelated transactions.

(b)

The obligations of each Guarantor hereunder are not subject to any defense or setoff, counterclaim, recoupment, or termination whatsoever by reason of the invalidity, illegality, or unenforceability of any of the Guaranteed Obligations or otherwise, or any provision of applicable law or regulation purporting to prohibit payment by any Obligated Party, of the Guaranteed Obligations or any part thereof.

(c)

Further, the obligations of any Guarantor hereunder are not discharged or impaired or otherwise affected by:  (i) the failure of the Administrative Agent, the Issuing Bank or any Lender to assert any claim or demand or to enforce any remedy with respect to all or any part of the Guaranteed Obligations; (ii) any waiver or modification of or supplement to any provision of any agreement relating to the Guaranteed Obligations; (iii) any release, non-perfection, or invalidity of any indirect or direct security for the obligations of any Obligated Party; (iv) any action or failure to act by the Administrative Agent, the Issuing Bank or any Lender with respect to any collateral securing any part of the Guaranteed Obligations; or (v) any default, failure or delay, willful or otherwise, in the payment or performance of any of the Guaranteed Obligations, or any other circumstance, act, omission or delay that might in any manner or to any extent vary the risk of such Guarantor or that would otherwise operate as a discharge of any Guarantor as a matter of law or equity (other than the payment in full in cash of the Guaranteed Obligations).

SECTION 10.04.  Defenses Waived.  To the fullest extent permitted by applicable law, each Guarantor hereby waives any defense based on or arising out of any defense of either Borrower or any Guarantor or the unenforceability of all or any part of the Guaranteed Obligations from any cause, or the cessation from any cause of the liability of either Borrower or any Guarantor, other than the payment in full in cash of the Guaranteed Obligations.  Without limiting the generality of the foregoing, each Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and, to the fullest extent permitted by law, any notice not provided for herein, as well as any requirement that at any time any action be taken by any person against any Obligated Party, or any other person.  The Administrative Agent may, at its election, foreclose on any Collateral held by it by one or more judicial or nonjudicial sales, accept an assignment of any such Collateral in lieu of foreclosure or otherwise act or fail to act with respect to any collateral securing all or a part of the Guaranteed Obligations, compromise or adjust any part of the Guaranteed Obligations, make any other accommodation with any Obligated Party or exercise any other right or remedy available to it against any Obligated Party, without affecting or impairing in any way the liability of such Guarantor under this Facilities Guaranty except to the extent the Guaranteed Obligations have been fully paid in cash.  To the fullest extent permitted by applicable law, each Guarantor waives any defense arising out of any such election even though that election may operate, pursuant to applicable law, to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against any Obligated Party or any security.

SECTION 10.05.  Rights of Subrogation.  No Guarantor will assert any right, claim or cause of action, including, without limitation, a claim of subrogation, contribution or indemnification that it has against any Obligated Party, or any collateral, until the Transaction Parties and the Guarantors have fully performed all their obligations to the Administrative Agent, the Issuing Bank and the Lenders.

SECTION 10.06.  Reinstatement; Stay of Acceleration.  If at any time any payment of any portion of the Guaranteed Obligations is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, or reorganization of either Borrower or otherwise, each Guarantor’s obligations under this Facilities Guaranty with respect to that payment shall be reinstated at such time as though the payment had not been made and whether or not the Administrative Agent, the Issuing Bank and the Lenders are in possession of this Facilities Guaranty.  If acceleration of the time for payment of any of the Guaranteed Obligations is stayed upon the insolvency, bankruptcy or reorganization of either Borrower, all such amounts otherwise subject to acceleration under the terms of any agreement relating to the Guaranteed Obligations shall nonetheless be payable by the Guarantors forthwith on demand by any Lender.

SECTION 10.07.  Information.  Each Guarantor assumes all responsibility for being and keeping itself informed of the applicable Borrower’s financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the applicable Guaranteed Obligations and the nature, scope and extent of the risks that each Guarantor assumes and incurs under this Facilities Guaranty, and agrees that neither the Administrative Agent, the Issuing Bank nor any Lender shall have any duty to advise any Guarantor of information known to it regarding those circumstances or risks.

SECTION 10.08.  Taxes.  All payments of the Guaranteed Obligations shall, except as required by law, be made by each Guarantor free and clear of and without deduction for any Taxes, provided that if any Guarantor shall be required to deduct any Indemnified Taxes or Other Taxes from such payments, then to the extent provided with respect to payments by the Borrowers under Section 2.20, (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 10.08) the Administrative Agent, Lender or Issuing Bank (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) such Guarantor shall make such deductions and (iii) such Guarantor shall pay the full amount deducted to the relevant Governmental Authority in accordance with Section 2.20 and applicable law.  Such Guarantor shall pay all Taxes referred to in this Section 10.08 before any penalties are payable or interest accrues thereon.

As soon as practicable after any payment of Indemnified Taxes or Other Taxes pursuant to this Section 10.08, and in any event within 30 days of any such payment being due, such Guarantor shall deliver (or cause to be delivered) to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

SECTION 10.09.  Maximum Liability.  The provisions of this Facilities Guaranty are severable, and in any action or proceeding involving any state, provincial or foreign corporate law, or any federal, state, provincial or foreign bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of any Guarantor under this Facilities Guaranty would otherwise be held or determined to be avoidable, invalid or unenforceable on account of the amount of such Guarantor’s liability under this Facilities Guaranty, then, notwithstanding any other provision of this Facilities Guaranty to the contrary, the amount of such liability shall, without any further action by the Guarantors or the Lenders, be automatically limited and reduced to the highest amount that is valid and enforceable as determined in such action or proceeding (such highest amount determined hereunder being the relevant Guarantor’s “Maximum Liability”).  This Section 10.09 with respect to the Maximum Liability of each Guarantor is intended solely to preserve the rights of the Lenders to the maximum extent not subject to avoidance under applicable law, and no Guarantor nor any other person or entity shall have any right or claim under this Section 10.09 with respect to such Maximum Liability, except to the extent necessary so that the obligations of any Guarantor hereunder shall not be rendered voidable under applicable law.  Each Guarantor agrees that the Guaranteed Obligations may at any time and from time to time exceed the Maximum Liability of each Guarantor without impairing this Facilities Guaranty or affecting the rights and remedies of the Lenders hereunder, provided that nothing in this sentence shall be construed to increase any Guarantor’s obligations hereunder beyond its Maximum Liability.

As an original and independent obligation under this Facilities Guaranty, each Guarantor shall indemnify each of the Administrative Agent, the Issuing Bank and each Lender (together with its Affiliates, if applicable; such Persons, the “Guaranteed Parties”) and keep each of them indemnified against all costs, losses, expenses and liabilities of whatever kind resulting from the failure by any of the Guarantors to make due and punctual payment of any of the Guaranteed Obligations or resulting from any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective against such Guarantor (including all legal and other costs, charges and expenses incurred by the Guaranteed Parties, or any of them, in connection with preserving or enforcing, or attempting to preserve or enforce, its rights under this Facilities Guaranty) and pay on demand the amount of such costs, losses, expenses and liabilities whether or not any of the Guaranteed Parties have attempted to enforce any rights against any other

Guarantor or any other person or otherwise, provided that this indemnity shall not require any Guarantor to pay any Excluded Taxes.

SECTION 10.10.  Contribution.  In the event any Guarantor (a “Paying Guarantor”) shall make any payment or payments under this Facilities Guaranty or shall suffer any loss as a result of any realization upon any collateral granted by it to secure its obligations under this Facilities Guaranty, each other Guarantor (each a “Non-Paying Guarantor”) shall contribute to such Paying Guarantor an amount equal to such Non-Paying Guarantor’s Applicable Percentage (as defined below) of such payment or payments made, or losses suffered, by such Paying Guarantor.  For purposes of this Section 10.10, each Non-Paying Guarantor’s “Applicable Percentage” with respect to any such payment or loss by a Paying Guarantor shall be determined as of the date on which such payment or loss was made by reference to the ratio of (i) such Non-Paying Guarantor’s Maximum Liability as of such date (without giving effect to any right to receive, or obligation to make, any contribution hereunder) or, if such Non-Paying Guarantor’s Maximum Liability has not been determined, the aggregate amount of all monies received by such Non-Paying Guarantor from the Borrowers after the date hereof (whether by loan, capital infusion or by other means) to (ii) the aggregate Maximum Liability of all Guarantors hereunder (including such Paying Guarantor) as of such date (without giving effect to any right to receive, or obligation to make, any contribution hereunder), or to the extent that a Maximum Liability has not been determined for any Guarantor, the aggregate amount of all monies received by such Guarantors from the Borrowers after the date hereof (whether by loan, capital infusion or by other means).  Nothing in this provision shall affect any Guarantor’s several liability for the entire amount of the Guaranteed Obligations (up to such Guarantor’s Maximum Liability).

(a)

Each of the Guarantors covenants and agrees that its right to receive any contribution under this Facilities Guaranty from a Non-Paying Guarantor as well as any rights of subrogation against the Borrowers shall be subordinate and junior in right of payment to the payment in full in cash of the Guaranteed Obligations.  This provision is for the benefit of both the Administrative Agent, the Issuing Bank, the Lenders and the Guarantors and may be enforced by any one, or more, or all of them in accordance with the terms hereof.

SECTION 10.11.  Liability Cumulative.  The liability of each Transaction Party as a Guarantor under this Article X is in addition to and shall be cumulative with all liabilities of each Transaction Party to the Administrative Agent, the Issuing Bank and the Lenders under this Agreement and the other Loan Documents to which such Transaction Party is a party or in respect of any obligations or liabilities of the other Transaction Parties, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

SECTION 10.12.  Additional Guarantors.  Each Subsidiary that is required to become a Subsidiary Guarantor pursuant to Section 5.10 shall do so by executing and delivering to the Administrative Agent a Joinder Agreement in the form of Exhibit M.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

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